FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005
Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated July 27, 2005, entitled, “Grupo Santander net attributable income increases 35.2% to EUR 2,551 million in the first half of 2005.”

2	Presentation dated October 25, 2005, entitled, “Activity and Results January - September 2005.”

3	Santander Group Third Quarter 2005 Financial Report.

4	Santander Group Third Quarter 2005 Results.

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Item 1

Press Release

Grupo Santander net attributable income
increases 36.8% to EUR 3,878 million
to September 2005

Abbey presents a three-year plan for cumulative yearly
revenue growth of 5% - 10% and its transformation from
a mortgage bank to a full-service retail bank

Earnings for the first nine months exceeded the EUR 3,606 million obtained in the whole of 2004, in line with the objective of closing 2005 with more than EUR 5 billion in profit.

The growth in earnings does not include the EUR 1,877 million in capital gains from the sale of 22% of Unión Fenosa ( EUR 1,160 million) and of 2.57% of The Royal Bank of Scotland ( EUR 717 million).

The capital gains will be allocated to cover Abbey restructuring costs (EUR 675 million), Santander early retirements in Spain (EUR 325 million) and to strengthening the balance sheet.

Abbey contributed EUR 492 million to net attributable income and registered a notable increase in sales, with stable revenue and improved cost-savings.

Increased profit (19.5% without Abbey) is based on the strength of retail business, both in Europe and Latin America. Lending grew 18% and customer deposits 20%, without Abbey.

In Continental Europe, net operating income rose 17% and net attributable income, 37.8% (to EUR 2,264 million), backed by the 14% growth in lending and 10% in deposits.

In Latin America, net interest income rose 31.0% and attributable income 20.8% in US dollars (to US$ 1,705 million), its operating currency, backed by an increase of 17% in lending and 22% in deposits in local currency.

Cost control has led to a 0.06 percentage point improvement in the efficiency ratio, to 44.7% for the Group. With Abbey, the efficiency ratio was 48.3%.

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2

Madrid, October 25th, 2005 - Grupo Santander registered net attributable income of EUR 3,878 million in the first nine months of 2005, an increase of 36.8% from the same period in 2004. These results easily exceed those obtained for the whole of 2004, when Group net attributable income was EUR 3.606 million when restated according to the new International Financial Reporting Standards (IFRS). Ordinary attributable income, without Abbey, was EUR 1,157 million in the third quarter of this year, 22.0% more than in the same period last year.

Abbey, consolidated for the first time in the earnings statement (consolidated on the balance sheet on 31 December 2004) contributed EUR 492 million in profit during the first nine months. Without Abbey, Grupo Santander’s net income would have increased 19.5% from the same period last year.

Between January and September, the Group sold a 2.57% stake in The Royal Bank of Scotland, yielding capital gains of EUR 717 million, and its 22% holding in Unión Fenosa, producing a capital gain of EUR 1,160 million. These capital gains of EUR 1.877 billion were offset by a provision to be applied to Abbey’s restructuring costs (EUR 675 million), early retirements at Santander in Spain (EUR 325 million) and to strengthen the balance sheet. Capital gains of EUR 831 million in the same period of 2004 were assigned to extraordinary write-offs at the end of the year, and thus also do not affect those results.

Furthermore, Santander reached agreement last July to sell its holding in Auna, yielding an estimated capital gain of EUR 400 million. This amount is not included in these results as the transaction has not yet been executed.

The sale of these holdings forms part of the Group’s divestment policy in industrial holdings (Unión Fenosa and Auna) and the Royal Bank of Scotland, to apply these resources to investments in banking.

Grupo Santander results 9M'05
EUR Mill.

	9M'05	% change	9M'05	% change
	w/o Abbey	o/9M’04	with Abbey	o/9M’04
Commercial revenue	10,793	+11.4	13,315	+37.5
Gross operating income	11,719	+10.6	14,511	+ 37.0
Operating costs	-6,029	+8.3	-7,947	+42.7
Net operating income	5,791	+12.9	6,690	+30.4
Loan-loss provisions	-825	-33.2	-1,069	-13.5
Ordinary PBT	4,553	+21.8	5,272	+41.0
Ordinary attributable inc.	3,387	+19.5	3,878	+36.8

The performance of Grupo Santander in the first nine months of 2005 was marked by significant growth in business activity - and therefore in revenue - from retail banking in

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3

Europe and Latin America. This growth came hand in hand with cost control and a reduction in loan-loss provisions, as the limit for generic provisions had already been reached in some units. This combination of higher revenue with cost control and a reduced need for provisions enabled income to grow by more than 20% without Abbey and 37% when Abbey is included.

Earnings

Growth in business activity helped push net interest income to EUR 7,764 million in the first nine months of 2005, up 33.6% (9.9% excluding Abbey) from the same period in 2004. The increases in fee income and insurance of 43.4% (+11.1% without Abbey) and income from equity-accounted holdings (+42.2%) generated commercial revenue of EUR 13,315 million euros, up 37.5% (11.4% without Abbey). Trading gains rose to EUR 1,197 million, growth of 31.7% (2% without Abbey), putting net operating revenue at EUR 14,511 million, an increase of 37% (10.6% excluding Abbey).

Main units Europe January-September’05
EUR Mill. and % o/ Jan-Sep’04

Balanced revenue growth, together with cost control and lower needs for provisions, boosts income growth

Grupo Santander’s overall personnel and general expenses account for 48.3% of revenue, while for the Group without Abbey the efficiency ratio would be 44.7%, an improvement of 0.6 point from a year earlier. This is due to the fact that operating expenses grew at a rate of 8.3%, while revenue increased by 10.6%, in both cases without Abbey. This enabled net operating income to grow 12.9% without Abbey and 30.4% for the Group as a whole.

Growth in all margins is increasing quarter to quarter. Thus, while from January to March the rise in net interest revenue excluding dividends and net operating revenue was around 7%, it rose to 8% in the first six months and to more than 10% in the first nine months. This increased growth was also applied to net operating income, which improved at levels around 10% in the quarter and half-year, reaching close to 13% over nine months. (Excluding Abbey in all cases.)

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4

Provisions amounted to EUR 1,109 million, a drop of 16.9% (-35.2% without Abbey). Most of this item (EUR 1,069 million) stems from loan-loss provisions, which were reduced by 13.5% (-33.2% without Abbey). The drop in these provisions is due to high credit quality, heavy provisions made in previous years in applying the Bank of Spain’s norms, which now can be brought back to provisions more in line with the business risk involved, and lower provisions for country risk.

The Group’s first half net attributable income after taxes and minority interests was EUR 3,878 million, an increase of 36.8% . Excluding Abbey, income would have been 3,387 million, an increase of 19.5% . Of these earnings, 55% were generated by the Group’s businesses in Continental Europe, 33% from Latin America and 12% from the U.K. (Abbey). Earnings from continental Europe improved 37.8% and Latin America again registered growth in euros of 17.2%.

Latin America’s main countries - January-September'05
Mill. US$ and % o/ Jan-Sep’04

Business

The total volume of funds managed by Grupo Santander at the end of September came to EUR 943,797 million at the close of the first nine months, growth of 90.6% from a year earlier, which would have been 25.4% without Abbey. Of these overall resources, EUR 779,092 million is on the balance sheet, and the remainder off-balance sheet customer funds such as mutual funds and pensions.

The consolidation of Abbey caused a quantitative leap in business figures, doubling the amount of loans and increasing customer managed funds by 83.6% . But it was also a qualitative leap, contributing greater geographical diversity in risk, with 46% of loans in continental Europe, 42% in the U.K. and the remaining 12% in Latin America.

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5

Business Growth

Continental Europe			Latin America

Variation Sep’05 / Sep’04			Variation Sep’05 / Sep’04
% in euros			% in local currency
	Loans*	Funds**		Loans*	Funds**

Retail SAN	+14%	+9%
			Brazil	+25%	+25%
Banesto	+23%	+14%
			Mexico*	+22%	+19%
Santander Consumer	+25%	+18%
			Chile	+11%	+20%

Portugal	+10%	+12%

(*)	Including securitisations

(**)	Deposits w/out REPOs, mutual funds and pension plans

Grupo Santander’s gross lending amounted to EUR 418,268 million at the close of September of 2005, up 104%. Without Abbey, lending volume reached EUR 242,400 million, an increase of 18%, discounting the effect of securitisations. Lending to other resident sectors rose 16%, reflecting business activity in Spain, with 24% growth in mortgage lending. Lending to the non-resident sector grew 23%.

Lending rose 14% in continental Europe, across all countries and units. Business in the Santander branch network in Spain increased 14%, in Banesto 23%, in Portugal 10% and in Santander Consumer 25%. In turn, Latin America improved 38% in euros and 17% in local currencies, with strong growth in the main countries in their respective currencies: Brazil (25%), Mexico (22%) and Chile (11%).

Total managed customer funds amounted to EUR 667,862 million at the end of September 2005, an increase of 83.6% compared to last year. Without Abbey, this figure would be EUR 434,946 million (+19.6%) . Balance sheet resources, without Abbey, grew 20.7% to EUR 291,403 million, whilst off-balance sheet items (basically mutual funds and pensions) rose 17.3%, to EUR 143,543 million. Between September 2004 and September 2005, mutual funds increased 13.5% and pension plans, 30.4% .

In continental Europe, customer funds under management amounted to EUR 252,599 million, an increase of 10%. In Spain, which accounts for more than 80%, customer funds under management rose by 12% to EUR 210,128 million. The Group remains the leader in mutual funds in Spain, with a market share of around 26%, and remains in second place in Portugal, with a market share of 18%.

In Latin America, customer funds amounted to EUR 118,754 million, growth of 22% without the exchange rate effect. In deposits less repos and securitisations, all countries registered double-digit growth, especially Brazil (+35%), while Mexico and Chile increased by 16% and

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6

21%, respectively. Mutual funds grew 23%, with noteworthy increases in Argentina, Mexico, Colombia and Puerto Rico. In pension plans, overall growth was 21%.

Abbey

The acquisition of Abbey was completed on 12th November 2004, with just its balance sheet consolidated in Grupo Santander at year-end. Abbey’s earnings have been included in those of Santander since January this year.

In the first months of this year, Abbey is adhering to the management priorities set for 2005: increased sales, stable revenues, cost reduction – by the end of this year 200 million pounds of the 300 million pounds in savings targeted for three years will have been achieved - and a continued low risk profile. The new logo was also adopted, in line with the Grupo Santander image.

After one year of its inclusion in Grupo Santander, Abbey’s management has drawn up a strategic three-year plan (2006-2008) which will transform Abbey from a mortgage bank into a full-service retail bank. The objectives of the plan are to increase revenue between 5% and 10% on a yearly cumulative basis over three years and continue the cost-cutting programme already announced, which will also improve the efficiency ratio to 45% by 2008. Any additional cost-savings will be invested in new business lines such as consumer lending and medium-sized enterprises.

Our key financial targets…

Revenue growth	5-10% 2005-2008

Acquisition cost synergies	£300m by 2007

Cost: income ratio	45% in 2008

ROE	18% by 2008

Business targets

Management and capital ratios

The expansion of the Group’s lending activity came with a drop in the NPL ratio, meaning that the ratios of NPLs and doubtful loans reached an all-time low at the end of the first half of 2005. Grupo Santander’s NPL rate is 0.95%, with 174% coverage. Excluding Abbey, the NPL rate was 1.10% at the end of September, down from 1.23% a year earlier. Coverage

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7

increased by 31 points, to 221%. Abbey’s NPL ratio is 0.74%, with coverage at 71%, an improvement over the last quarter.

Management ratios

(*) Excluding amortisation

In Spain, the NPL rate is 0.58%, 0.08 percentage points lower than in September 2004, with coverage at 312%, 59 points higher. Consumer finance (Santander Consumer) closed September with a NPL rate of 2.35% and 125% coverage, increases in both items in the quarter. In Latin America, NPLs fell 1.04 points, to 1.95% in the year, whilst coverage increased 33 points, to 183%, in the same period.

The Group’s eligible capital amounted to EUR 51,000 million at the end of September 2005, with a surplus of EUR 18,906 million over minimum requirements. With this capital base, the BIS ratio is 12.7%, with Tier I at 7.5% .

The share

Santander shares ended September 2005 at EUR 10.93, in increase of 19.7% in the year to date. In the second half of last year share performance was affected by the offer for Abbey. Between the announcement of the transaction in late July 2004 through the end of September, it rose by 40.3% . At the end of September, Santander’s market capitalisation was EUR 68,359 million, reinforcing its position as the leading bank in the euro zone and ninth in the world.

The Board of Directors has approved two interim dividends charged to the 2005 earnings, amounting to EUR 0.09296, an increase of 12% over the first two dividends paid last year on account of the 2004 earnings. The first dividend was paid on August 1st and the second will be paid from November 1st.

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8

Grupo Santander’s shareholder base increased significantly following the acquisition of Abbey, to 2,468,846 shareholders. 128,398 people work in the Group, serving 63 million customers in 10,049 branches.

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9

Income statement
Million euros

	Jan.-Sep. 05		Jan.-Sep. 04	Variation (%)

	with Abbey	w/o Abbey		with Abbey	w/o Abbey

Net interest income (w/o dividends)	7,485	6,104	5,464	36.98	11.72
Dividends	279	278	345	(19.21)	(19.37)
Net interest income	7,764	6,383	5,809	33.64	9.87
Income from companies accounted for by the equity method	483	481	340	42.18	41.64
Net fees	4,456	3,759	3,418	30.38	9.99
Insurance activity	612	170	118	420.02	44.22
Commercial revenue	13,315	10,793	9,684	37.49	11.45
Gains (losses) on financial transactions	1,197	927	909	31.72	2.03
Gross operating income	14,511	11,719	10,593	37.00	10.64
Income from non-financial services	299	264	268	11.72	(1.40)
Non-financial expenses	(92)	(82)	(113)	(18.29)	(27.57)
Other operating income	(81)	(81)	(48)	69.24	69.24
Operating costs	(7,947)	(6,029)	(5,569)	42.70	8.27
General administrative expenses	(7,203)	(5,404)	(4,951)	45.48	9.16
Personnel	(4,279)	(3,316)	(3,102)	37.92	6.89
Other administrative expenses	(2,924)	(2,088)	(1,849)	58.16	12.96
Depreciation and amortisation	(744)	(625)	(618)	20.47	1.14
Net operating income	6,690	5,791	5,130	30.40	12.88
Impairment loss on assets	(1,109)	(865)	(1,335)	(16.89)	(35.19)
Loans	(1,069)	(825)	(1,236)	(13.47)	(33.24)
Goodwill	—	—	(2)	(100.00)	(100.00)
Other assets	(40)	(40)	(97)	(58.54)	(58.54)
Other income	(309)	(373)	(57)	439.44	551.95
Income before taxes (ordinary)	5,272	4,553	3,738	41.02	21.79
Corporate income tax	(1,003)	(776)	(616)	62.79	25.90
Net income from ordinary activity	4,269	3,778	3,122	36.72	20.98
Net income from discontinued operations	(14)	(14)	6	—	—
Net consolidated income (ordinary)	4,255	3,764	3,128	36.04	20.33
Minority interests	377	377	293	28.66	28.66
Attributable income to the Group (ordinary)	3,878	3,387	2,835	36.80	19.46
Net extraordinary gains and writedowns	—	—	831	(100.00)	(100.00)
Attributable income to the Group (including extraordinaries)	3,878	3,387	3,666	5.78	(7.62)

Customer loans
Million euros
	30.09.05		30.09.04	Variation (%)

	with Abbey	w/o Abbey		with Abbey	w/o Abbey

Public sector	4,322	4,322	6,208	(30.38)	(30.38)
Other residents	139,279	139,279	118,912	17.13	17.13
Secured loans	72,199	72,199	57,072	26.51	26.51
Other loans	67,080	67,080	61,841	8.47	8.47
Non-resident sector	274,664	98,799	80,303	242.03	23.03
Secured loans	161,824	23,623	21,470	653.74	10.03
Other loans	112,840	75,176	58,833	91.80	27.78
Gross loans and credits	418,264	242,400	205,423	103.61	18.00
Credit loss allowance	7,475	6,512	5,460	36.91	19.27
Net loans and credits	410,789	235,888	199,964	105.43	17.97
Pro memoria: Doubtful loans	4,362	3,000	3,052	42.94	(1.70)
Public sector	1	1	1	(9.62)	(9.62)
Other residents	992	992	886	11.98	11.98
Non-resident sector	3,369	2,007	2,165	55.63	(7.30)

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10

Customer funds under management
Million euros
	30.09.05		30.09.04	Variation (%)

	with Abbey	w/o Abbey		with Abbey	w/o Abbey

Public sector	17,613	17,613	12,401	42.03	42.03
Other residents	83,445	83,445	83,793	(0.42)	(0.42)
Demand deposits	47,536	47,536	43,908	8.26	8.26
Time deposits	21,053	21,053	23,135	(9.00)	(9.00)
REPOs	14,856	14,856	16,750	(11.30)	(11.30)
Non-resident sector	207,711	95,475	74,217	179.87	28.64
Demand deposits	111,402	33,955	28,896	285.53	17.51
Time deposits	77,870	48,232	37,690	106.61	27.97
REPOs	15,246	10,141	5,595	172.49	81.24
Public Sector	3,193	3,147	2,036	56.82	54.54
Customer deposits	308,770	196,533	170,412	81.19	15.33
Debt securities	126,820	74,832	50,950	148.91	46.87
Subordinated debt	22,769	12,903	13,194	72.57	(2.21)
Insurance liabilities	44,799	7,135	6,844	554.54	4.24
On-balance-sheet customer funds	503,157	291,403	241,400	108.43	20.71
Mutual funds	108,560	102,871	90,665	19.74	13.46
Pension plans	42,853	27,380	20,999	104.07	30.39
Managed portfolios	13,292	13,292	10,725	23.93	23.93
Off-balance-sheet customer funds	164,704	143,543	122,389	34.57	17.28
Customer funds under management	667,862	434,946	363,789	83.58	19.56

Shareholders' equity and capital ratios
Million euros
			Variation
	30.09.05	30.09.04	Amount	%	31.12.04

Capital stock	3,127	2,384	743	31.16	3,127
Additional paid-in surplus	20,370	8,721	11,649	133.58	20,370
Reserves	8,737	6,684	2,053	30.72	6,949
Treasury stock	(33)	(222)	189	(85.12)	(104)
On-balance-sheet shareholders' equity	32,201	17,566	14,635	83.31	30,342
Net attributable income	3,878	3,666	212	5.78	3,606
Interim dividend distributed	(581)	(396)	(186)	46.90	(792)
Shareholders' equity at period-end	35,498	20,837	14,661	70.36	33,156
Interim dividend not distributed	—	—	—	—	(1,046)
Shareholders' equity	35,498	20,837	14,661	70.36	32,111
Valuation adjustments	3,089	1,453	1,636	112.66	1,778
Minority interests	2,628	2,058	570	27.70	2,085
Preferred securities	8,124	4,334	3,790	87.43	7,623
Shareholders' equity and
minority interests	49,339	28,682	20,658	72.02	43,596
Computable basic capital	30,049	19,585	10,464	53.43	24,419
Computable supplementary capital	20,951	12,182	8,769	71.98	19,941
Computable capital (BIS criteria)	51,000	31,767	19,233	60.54	44,360
Risk-weighted assets (BIS criteria)	401,171	243,416	157,755	64.81	340,946
BIS ratio	12.71	13.05	(0.34)		13.01
Tier 1	7.49	8.05	(0.56)		7.16
Cushion (BIS ratio)	18,906	12,293	6,613	53.79	17,084

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Item 2

ACTIVITY AND RESULTS

January - September 2005

October 25, 2005

Santander

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2

Important information

Banco Santander Central Hispano, S.A. (“Santander”) cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The financial data for year 2004 has been stated under IFRS criteria and according to the new structure of the Group's business segments. These figures have not been audited and therefore, may be subject to change.

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Index

Grupo Santander’s performance January - September’05

Business areas’ performance January – September ’05

Abbey guidelines: 2006-2008

Conclusions

Appendix

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Summary - January-September

Europe: maintaining strong business growth, with all units growing in net operating income above 15%

Abbey: Third quarter confirms the good performance of key indicators

Latin America: strong expansion in retail banking, growing 38% in net operating income in US dollars (+28% w/out exchange rate)

Attributable income of EUR 3,878 million*

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Key highlights

1.	Attributable income in line with the year’s objective: more than EUR 5,000 million

2.	Growth rates accelerated in the main revenue and operating income lines

3.	Strong growth in activity and in the most recurrent revenues

4.	Selective growth in costs: overall improvement in efficiency

5.	Solid performance of net operating income supported by operating areas

6.	Positive impact from lower loan-loss provisions

7.	Strategic actions: advances in technological platforms, investment in expanding business, divestment of non-core businesses, ...

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Key highlights

1. Attributable income in the third quarter registered the biggest quarter -on-quarter growth of the year ...

Ordinary attributable income* w/out Abbey	Attrib. inc. with Abbey

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Key highlights

1. ... and places the period’s attributable income in line with the goal of exceeding EUR 5,000 million in 2005

Accumulated attributable income

2005 attributable income is not affected by the capital gains (EUR 1,877 million before taxes) from the sale of RBS in January and Union Fenosa in September

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Key highlights (ex-Abbey)

2. Growth acceleration in the main revenue and operating income lines

Net interest income (w/out dividends)	Gross operating income	Net operating income

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Key highlights (ex-Abbey)

3. Growth supported by good business performance ...

Loans*	Managed funds**

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Key highlights (ex-Abbey)

3. ... which fed through to the most recurrent income

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Key highlights (ex-Abbey)

4. Costs: selective growth in units and businesses where we are investing ...

Operating costs		Var. o/ Jan-Sep’04

			Amount	%
		Retail SAN	-14	-1.1
		Banesto	+24	+3.6
		S. Consumer*	+62	+17.4
		Portugal	+5	+1.4

		Brazil**	+211	+25.2
		Mexico	+82	+15.6
		Chile	+17	+4.9
		Other LatAm	+19	+3.3

		Corporate Projects	+20	n.s.
(in Financial Mgmt. & Equity Stakes)

	(*)	26 million due to perimeter effect
	(**)	7.6% increase in reales. Flat evolution in the last three quarters

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Key highlights (ex-Abbey)

4. … which allow us to continue improving in efficiency* in the main units

Continental Europe	Latin America

(*)	Efficiency with depreciation

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Key highlights (ex-Abbey)
EUR Mill.

5. Business areas are the driver of income growth. Net operating income: +21%

Net op. income	Operating areas	Operating areas	Exchange rate	Dividends (RBS)	Rest (lower	Net op. income
Jan-Sep'04	(w/out exch.rate	(Exch.rate effect)	hedge pos.		ALCO revenues)	Jan-Sep'05
effect)

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Key highlights (ex-Abbey)

6. Lower allowances in 2005 due to reduction of generic provisions...

Provisions	Provisions evolution (w/out country-risk)

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Key highlights (ex-Abbey)
EUR Mill.

6. ... while maintaining excellent credit quality, with ratios improving over 2004

Sep’05 balances	NPL and coverage ratios*

(*)	Including Abbey: NPL ratio 0,95% and coverage ratio 174%

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16
Quarter key highlights:

7. Strategic actions

Core business		Non-core business

Retail SAN: Partenón implementation completed		In Q3’05 divestment of industrial stakes:

Banesto: new consumer unit		–	Union Fenosa: gross capital
gains of EUR 1,160 mill.
Santander Consumer
–	Starting operations in the UK and acquisition of Interbanco in Portugal	–	Auna: estimated capital gains of EUR 400 mill. (pending
accounting)
Latin America
–	Boosting commercial franchise	Added to EUR 717 million capital
–	Launching products in strategic segments: cards, mortgages, mutual funds	gains from the sale of RBS in January

Giving an impetus to global businesses		•	Divestment of EUR 6,800 million
–	Insurance, Santander Asset Management and Cards	•	Total gross capital gains for the year: EUR 2,277 million

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17
Index

Grupo Santander’s performance January-September’05

Business areas’ performance January-September’05

–	Continental Europe

–	United Kingdom - Abbey

–	Latin America

–	Global Businesses

Abbey guidelines: 2006-2008

Conclusions

Appendix

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18

Continental Europe

Maintaining our business growth model in Europe: focus on revenues with disciplined costs

Var. Jan-Sep’05 / Jan-Sep’04	Net operating income

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19

Main units Europe January -September’05
EUR Mill. and % o/ Jan-Sep’04

Balanced revenue growth, together with cost control and lower needs for provisions, boosts income growth

Gross op. income: 6,952; +10.9%	Net op. income: 3,984; +17.8%	Attributable inc.: 2,264 +37.8%

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20
Index

Grupo Santander’s performance January-September’05

Business areas’ performance January-September’05

–	Continental Europe

–	United Kingdom - Abbey

–	Latin America

–	Global Businesses

Abbey guidelines: 2006-2008

Conclusions

Appendix

Back to Contents

Abbey. Income Statement January -September’05
Million £

First nine months attributable income was £337 mill. (EUR 492 mill.)

Gross op. inc. Jan-Sep’05: £1,913	Per. & general costs J-S’05: £1,232

Net op. income Jan-Sep’05: £616	Attributable inc. Jan-Sep’05: £337

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Abbey. Activity - quarterly performance

Mortgages. Net lending	Net savings inflow

Gross UPL lending

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Abbey. Activity – Balances and spreads

Initiating recovery in balanc es with more stable spreads

% var. act. o/ previous quarter	Spreads (%)

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Abbey. NPL ratios

Mortgages (%)	UPL (%)

Mortgage stock: 92,500 mill. £	UPL stock: 3,124 mill. £

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Abbey. Cost performance* and efficiency
Mill. £

In 2005, costs reduction (ex restructuring)	... beginning to show in efficiency improvement

Restructuring
costs	54	40	48	423	25	58	67

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26

Abbey. Earnings growth key highlights
Million £

Trading profit before tax Jan-Sep’05 / Jan-Sep’04 (prorrata)

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27
Index

Grupo Santander’s performance January-September’05

Business areas’ performance January-September’05

–	Continental Europe

–	United Kingdom - Abbey

–	Latin America

–	Global Businesses

Abbey guidelines: 2006-2008

Conclusions

Appendix

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28
Total Latin America

Growth above 20% in revenues, net operating income and attributable income (US$ 1,705 million)

Var. Jan-Sep'05 / Jan-Sep’04	Net operating income

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29
Latin America’s main countries - January -September'05
Mill. US$ and % o/ Jan-Sep’04

Gross op. inc.: 6,248 +24.3%	Net op. income: 2,868 +31.0%	Attributable inc.: 1,705 +20.8%

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30
Index

Grupo Santander’s performance January-September’05

Business areas’ performance January-September’05

–	Continental Europe

–	United Kingdom - Abbey

–	Latin America

–	Global Businesses

Abbey guidelines: 2006-2008

Conclusions

Appendix

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31
Asset Management and Insurance (ex-Abbey) EUR Mill.

Improvement of “the factory’s” revenues and income, and of its contribution to the Group

“Factory” contribution Income before tax: EUR 546 mill.	Group’s total income

(*)	Personnel + administrative costs + depreciation
(**)	Fees + insurance activity

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32
Global Wholesale Banking EUR Mill.

Positive effect from greater activity with customers and sale of portfolios. Negative impact from own account trading in Latin American treasuries

Contribution Income before tax: EUR 859 mill.	Gross op. income breakdown

(*)	Personnel + administrative costs + depreciation

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33
Index

Grupo Santander’s performance January-September’05

Business areas performance January-September’05

Abbey guidelines: 2006-2008

Conclusions

Appendix

Back to Contents

34
Contents

Strategic vision

A new operating model

Driving revenue growth

–	Existing core businesses

–	Under-represented businesses

–	New opportunities

Summary and targets

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35

1. Strategic vision

Back to Contents

We aim to become the best retail bank in the UK …

Best means …

Quality of service

Customer loyalty

Efficiency

… delivering superior revenue and profit growth

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Our starting point …

Abbey key issues …

18 million customers and strong brand, but
weak customer relationships

Poor sales productivity / culture

Strong positions in 3 markets (mortgages,
savings, life protection), but…

… limited market penetration in other, high
ROE market segments

Very high cost structure

Poor IT and operating systems

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What we promised …

Significant cost and revenue synergies by 2007

Revenues:	Costs:

£150m	£300m

Exceeding cost of capital by 2007

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Our plan in summary...	: market share, %

New operating model	Develop full retail bank offering

3 commercial divisions	Established businesses

Retail	Mortgages

AFM	Savings

IAM	Life protection

Growth businesses

Bank accounts
New Partenon banking platform
UPLs

Investments & pensions

Abbey Financial Markets

New opportunities
Rebuild retail sales capability
Business banking

Motor finance

Back to Contents

Our key financial targets …

Revenue growth	5-10% 2005-2008

Acquisition cost synergies	£300m by 2007

Cost: income ratio	45% in 2008

ROE	18% by 2008

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41

2. New operating model

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42
We have organised around 3 commercial divisions to increase focus on performance

	% of revenues / balance sheet	Strategic objective

Retail	77% of revenue,
	~70% of PBT	Grow

£99bn assets, £65bn deposits

AFM
10% of revenue,
	~17% of PBT	Grow

£60bn assets

IAM
	13% of revenue,	Manage for
	~13% of PBT	value

£26bn FUM

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43
Performance in IAM is highly dependent on managing its backbook performance

	New business	Backbook

Investment & pensions	Grow	Manage for value

Life protection	Manage for value	Manage for value

Two thirds of IAM contribution comes from back book

New business through direct and intermediary channels

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44
Significant opportunities exist to improve efficiency and boost revenues through Partenon

	Industrialise back- office functions	Invest in client - facing functions

2006 - 07
	Streamline back-office using traditional cost- reduction	Increase sales capacity across all channels

2007 - 08
	New IT platform reduces marginal cost	Build productivity with better processes and sales tools

Partenon will deliver further significant efficiency gains from 2008, providing further scope for investment

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45
Partenon will create an efficient flat back-office and improve front office capability

Significant scope to reduce the marginal cost of new business

2001-04

Abbey, %	Banesto, %

Partenon improves front-line sales capability

–	Faster to market with new products

–	Improved customer service … seamless across channels

–	Better sales tools and processes

–	Better customer management, single customer view

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There is significant opportunity to close the productivity gap and improve retention

Productivity		Retention*

2005	Peer group
Abbey	Average Best

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Sales resource is now being managed very closely …

Increase in FTE holding
sales authorisations

Increase sales capacity
–	Increased training and up-skilling
–	Increase % of authorised FTEs
–	Accelerate authorisation process
–	Manage vacancies

Improved performance management		Branch mortgage performance vs. average, %
–	Relentless focus on productivity
–	Clear performance targets
–	Internal benchmarking and under-performance management

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We are starting to see the first, limited signs of improved cross-sales …

Savings account from bank account openings	Bank account from mortgage openings	Credit card from bank account openings

Still significant opportunity for improvement…
–	Current level of cross-holdings is lowest amongst peer group
–	11m of our customers only hold one product

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We have taken steps to improve retention in our key product areas …

Mortgages
–	Improved referral process for customers seeking closure
–	More proactive contact
–	More competitive retention range

Savings
–	New telephone based retention team to win back closing accounts
–	Realignment of branch incentives

Current accounts
–	Re-alignment of incentives to focus on primacy
–	Re-activation of dormant accounts

Back to Contents

3. Driving revenue growth

Back to Contents

Driving revenue growth

Core businesses – a return to growth

–	Mortgages

–	Savings

–	Life protection

Under-represented markets – aggressive stance

–	Bank accounts

–	Unsecured personal loans

–	Investments and pensions

–	AFM

New opportunities – markets / business models

–	Business banking

–	Motor finance

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Core businesses – a return to mortgage revenue growth

Context	Action
Low sales productivity	Improved performance management

Not present in higher margin segments (greater than 20% of the market)	Enhanced retention processes

Growth of flexible mortgages

Plans developed for 2006/7 to enter higher margin segments

Mortgage net lending by qtr, %

Target

Net lending market share >10% from 2006

Revenue growth with stable spreads

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Core businesses – stabilising savings revenues

Context	Action
Outflows of high margin back- book	New retention and incentive schemes in branch

Improving inflows into branch- based mid-margin accounts	New propositions targeting higher value segments

Declining revenues in recent years	Development of internet and telephone capability

Net deposit flows by qtr, bn	Target

Recover market share position (>7%) by 2007

Stabilise revenues, some margin compression

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Core businesses – regaining momentum and recovering share in life protection

Context	Action
Intermediaries	Intermediaries

Strong but reduced market share	Refresh Scottish Provident brand

– Increased price competition	Increased IT investment

– Increase in use of internet	Focus on non mortgage-related sales

Direct	Direct

Increased competition in non mortgage-related sales	Improved training

Intermediary share by qtr, %	Target

Rebuild intermediary share to 20% by 2007

Maintain direct market position at 8%+

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Under-represented markets – bank accounts

Context	Action

Improve primacy – align incentives

Growing share of new accounts but slower growth in liability	Renew campaigns to win bigger share of switchers

Poor cross-sales	Cross-sales initiatives and targets embedded in branch network

No segmentation of higher value customers	Premium banking service in development for 2006

Market share of new accounts, %	Target

10% share of new bank accounts by 2008

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Under-represented markets - UPLs

Context	Action

New branch sales systems

Over-reliance on low margin		Increase focus on existing
remote channels		customers

Undue focus on new-to-brand	–	Improved score cards / pre-
customers		approvals

Low levels of cross-sales from	–	More proactive contact
other products
More sophisticated pricing by
customer segment

Abbey UPL lending (£m)	Target

Double share of UPL net lending to 10% by 2008

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Under-represented markets - investments and pensions, including A-day

Context		Action

Differential market share

–	Direct Investments – 9.0%	Develop intermediary offering

–	Intermediary Investments – 1.0%	Increase direct authorised advisers

–	James Hay Pensions – 40%+	Attract UK savers to investments

High growth market		Capitalise on leading position in SIPPs

Pensions A Day represents large opportunity

Intermediary investments market, API £bn	Target

Direct market share of 10% by 2008

Double intermediary market share by 2008

Win major share of ‘A’ Day opportunity

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Under-represented markets – significant growth from Abbey Financial Markets

Context	Action

Continue growth of contribution from
core businesses via:
Strong capability in structured
products with particular focus on	–	expanded product range
retail market
	–	broader and deeper relationships
Major participant in UK money
markets and debt/ equity financing	–	maintaining low cost/ income ratio

Extend relationship model into other
selective customer segments

Underlying average quarterly revenue growth (£m)	Target

Double-digit revenue growth

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New opportunities – business banking

Context		Action

Large and profitable market		Increase the number of relationship
dominated by the ‘big five’		managers

We have:		Grow commercial mortgage book

–	achieved 3% market share in	New business loan product / more
	current accounts	fee-based products

–	been restricted by a limited product	Selective access to branches from
	offering	2007

Current accounts market shares, %		Target

Achieve 6% market share in current accounts by 2008

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New opportunities - motor finance

Context	Action

Abbey’s old motor finance book in	JV formed between Abbey and
run-off	Santander Consumer

Santander Consumer is the	Leverage Santander expertise,
leading car finance provider in	product range and scale
Europe
Rebuild Sales, Risk and front-end IT
UK market provides large
opportunity for growth	Develop dealership client base

Target

3% new business market share by 2007, 9% by 2010

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4. Summary and targets

Back to Contents

Business targets

Net lending market share of 10%+ from 2006, return to revenue growth

Flows market share of 7%+, stabilise revenues

Intermediary share to 20% by 2007
Direct market share of 8%+

10% share of new bank accounts by 2008
UPL net lending share of 10% by 2008

Direct share of 10%
Double intermediary share by 2008

Double-digit revenue growth

6% market share in current accounts by 2008

3% new business market share by 2007

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Our key financial targets …

Revenue growth	5-10% 2005-2008

Acquisition cost synergies	£300 m by 2007

Cost : income ratio	45 % in 2008

ROE	18 % by 2008

Back to Contents

Index

Grupo Santander’s performance January-September’05

Business areas performance January-September’05

Abbey guidelines: 2006-2008

Conclusions

Appendix

Back to Contents

Conclusions

A good year for Grupo Santander ...

High recurrent results: accelerating the main revenue and operating income lines growth

Strength of our principal growth driver, retail banking

Positive evolution in Abbey, with clear signs of a turnaround in sales, revenues and costs

Strengthening global businesses: Asset Management, Insurance and Wholesale Banking in core countries

Overall improvement in efficiency and high credit quality

Divestment of non-core businesses

Reaching our target levels in capital ratios

... which put us in a position to reach our annual attributable income objective, and reinforces the foundations for future growth

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66
We are a Group with low and predictable risk

Credit risk: geographic diversification	Reducing our risk profile

Portfolio reduction in equity stakes

Lower exposure to exchange risk

Significant excess in credit
provisions: 174% in coverage

– Provisioned funds: 7,605 mill. (4,460 mill. of generic provisions)

– NPL’s: 4,374 mill.

Limited activity in own trading: VaR
EUR 19 mill.

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67
Our capital is at our target levels: core capital around 6%

Positive Impact:		Capital ratios
–	Reduction of Abbey’s good-will due to intangibles’ valuation (underway): EUR 1,700 mill.

–	Gross capital gains from sale of equity stakes (EUR 2,277 mill.)

–	Less capital consumption due to sale of equity stakes ( 600 mill. euros)

Early retirement financing

Amortisation of Abbey’s re-structuring
costs

Estimated core capital of 6%, due to
the strengthening of shareholders’
equity with remaining capital gains

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68
We have a portfolio of businesses with high organic growth potential

Retail banking in mature markets

We are in the highest
growth markets in
Europe

Model based on revenue
growth with continuous
productivity improvements

Our long term vision:
industrialisation of retail
banking based on the
best available technology
Niche markets in mature markets (consumer finance)

The Americanization of
the European consumer

Rising entry barriers / a
global view on consumer
finance / global synergies
in IT /data management etc.

Capturing customers
through motor financing
Emerging markets: A key competitive advantage

LatAm has a historical
opportunity to enter a
long virtuous circle

LatAm is under-
penetrated and
commercial banking
growth is explosive

Our main focus in to
build strong retail banks
for the long term

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69
We have the appropriate business models for every market...

In mature markets (Continental Europe)	In mature markets (Niche: Consumer)	In emerging markets: America* (accompanying growth)

Jan-Sep'05/Jan-Sep'04	2004/2003	2003/2002

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70
... and we have Abbey’s potential

Opportunity to Restructure and Grow: Transform a “mortgage bank” into a “universal bank”...

Recover cruising speed in Abbey’s basic business

Growing in businesses with low market share

Penetration in new businesses

Growth combined with strong cost reduction

... with Demanding Targets*

Revenues: +5% / 10% yearly in 2005 – 2008

Efficiency Ratio: approx. 45% in 2008

ROE: approx. 18% in 2008

ROI: cost of capital in 2007

(*)	Data in local accounting

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71
Index

Grupo Santander’s performance January-September’05

Business areas performance January-September’05

Abbey guidelines: 2006-2008

Conclusions

Appendix

Back to Contents

72
Grupo Santander results 9M'05
EUR Mill.

	9M'05	% change	9M'05	% change
	w/o Abbey	o/9 M’04	with Abbey	o/ 9M’04

Commercial revenue	10,793	+11.4	13,315	+37.5

Gross operating income	11,719	+10.6	14,511	+37.0

Operating costs	-6,029	+ 8.3	-7,947	+42.7

Net operating income	5,791	+12.9	6,690	+30.4

Loan-loss provisions	-825	-33.2	-1,069	-13.5

Ordinary PBT	4,553	+21.8	5,272	+41.0

Ordinary attributable inc.	3,387	+19.5	3,878	+36.8

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73
Santander Central Hispano Network

Activity	Spreads (%)

Efficiency (%)	NPL and coverage ratios

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74
Banesto

Activity	Retail Banking Spreads (%)

Efficiency (%)	NPL and coverage ratios

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75
Santander Consumer

Activity: new loans	Loans spread (%)

Efficiency (%)	NPL and coverage ratios

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Portugal

Activity	Retail Banking Spreads (%)

Efficiency (%)	NPL and coverage ratios

(*)	Deposits without REPOs + mutual funds + pension plans
(**)	NPL ratio without securitisations: 0.87% in Sep. ‘05; 0.95% in Sep. ‘04

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Brazil

Activity	Retail Banking Spreads (%)

Efficiency (%)	NPL and coverage ratios

(*)	Deposits without REPOs + mutual funds + pension plans

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Mexico

Activity	Retail Banking Spreads (%)

Efficiency (%)	NPL and coverage ratios

(*)	Deposits without REPOs + mutual funds + pension plans

Back to Contents

Chile

Activity	Retail Banking Spreads (%)

Efficiency (%)	NPL and coverage ratios

(*)	Deposits without REPOs + mutual funds + pension plans

Back to Contents

Back to Contents

Item 3

Financial Report 2005
January - September

Back to Contents

January - September 2005
2

Key consolidated data

	Jan-Sep 05		Jan-Sep 04	Variation (%)
	with Abbey	w/o Abbey		with Abbey	w/o Abbey	2004

Balance sheet (Million euros)
Total assets	779,092	477,270	372,803	108.98	28.02	661,113

Customer loans	410,789	235,888	199,964	105.43	17.97	358,524

Customer funds under management	667,862	434,946	363,789	83.58	19.56	600,830

On-balance sheet	503,157	291,403	241,400	108.43	20.71	460,835

Off-balance sheet	164,704	143,543	122,389	34.57	17.28	139,995

Shareholders' equity	35,498		20,837	70.36		32,111

Total managed funds	943,797	620,813	495,192	90.59	25.37	801,108

Capital and NPL ratios (%)
BIS ratio	12.71		13.05			13.01

Tier I	7.49		8.05			7.16

NPL ratio	0.95	1.10	1.23			1.02

NPL coverage	174.20	221.14	190.02			166.14

Income statement (Million euros)*
Net interest income (w/o dividends)	7,485	6,104	5,464	36.98	11.72	7,372

Commercial revenue	13,315	10,793	9,684	37.49	11.45	12,955

Gross operating income	14,511	11,719	10,593	37.00	10.64	14,055

Net operating income	6,690	5,791	5,130	30.40	12.88	6,662

Net consolidated income (ordinary)	4,255	3,764	3,128	36.04	20.33	3,996

Attributable income to the Group (ordinary)	3,878	3,387	2,835	36.80	19.46	3,606

(*)	These P&L statements are not affected by the extraordinary gains obtained by September 2004 (assigned at year end to extraordinary allowances) nor the ones in 2005 (established a provision for the same amount that will be used to cover contingencies to be defined at year-end).

Profitability and efficiency (%)
ROA	0.79		1.13	1.02

Ordinary ROE	16.04		21.90	19.70

Efficiency ratio (1)	48.33	44.66	45.25	46.12

Efficiency ratio with depreciation and amortisation (2)	53.39	49.91	51.00	52.00

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254		4,768	6,254

Share price (euros)	10.93		7.86	9.13

Market capitalisation (million euros)	68,359		37,480	57,102

EPS ordinary (euro)	0.6216		0.5972	0.7289

Diluted EPS ordinary (euro)	0.6191		0.5971	0.7276

P/E ratio (share price / annualized EPS)	13.19		9.87	12.53

Other data
Shareholders (number)	2,468,846		1,108,888	2,685,317

Number of employees	128,398		107,708	131,031

Continental Europe	44,176		45,610	44,734

United Kingdom (Abbey)	20,939		—	24,361

Latin America	61,946		60,687	60,504

Financial management and equity stakes	1,337		1,411	1,432

Number of branches	10,049		9,267	9,973

Continental Europe	5,282		5,205	5,233

United Kingdom (Abbey)	714		—	730

Latin America	4,053		4,062	4,010

(1).-	(general administrative expenses - compensating fees) / (gross operating income + income from non-financial services (net))
(2).-	(general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Note:	This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

January - September 2005
3

Highlights of the period

•	Grupo Santander’s financial statements have been drawn up in line with the International Financial Reporting Standards (IFRS). All the information for 2004 was drawn up again in accordance with the new criteria.

•	All business areas were very active during the third quarter, reflected in a significant rise in commercial revenue. Of note at Abbey was the stabilisation of revenues together with further improvements in sales and cost savings.

•	Growth rates quickened. The pace of year-on-year growth for net interest income, commercial revenue, gross operating income and net operating income in the first nine months was stronger than in the first half and this, in turn, was higher than in the first quarter.

•	The Group generated attributable income of EUR 3,878 million, 36.8% more than the ordinary attributable income of the same period of 2004. Excluding Abbey (which contributed EUR 492 million), growth was 19.5%.

•	These growth rates are not affected by the extraordinary capital gains: EUR 831 million in 2004 (assigned at the end of the year to extraordinary allowances) and EUR 1,877 million in 2005 from the sale of stakes in The Royal Bank of Scotland and Unión Fenosa (assigned to a provision of the same amount to cover possible contingencies that will be defined at year-end).

•	In addition, agreement was reached to sell the stake in Auna (estimated capital gains of EUR 400 million, not recorded in the first nine months).

•	Business activity maintains a strong pulse. Lending as well as customer funds increased 4% in the third quarter excluding REPOs. The growth in the year to September 2005 was 18% in loans and 20% in funds (both excluding Abbey). This produced strong revenue growth and in the net operating income of the retail segments (Continental Europe Retail Banking; +19.4%; Latin America Retail Banking; +33.4% in euros; Asset Management and Insurance; +37.4% excluding Abbey).

•	The efficiency ratio at the end of September (excluding Abbey for a like-for-like comparison) was 44.7%. Including depreciation and amortisation costs it was 49.9%, 1.1 percentage points better than a year earlier. Including Abbey, the ratios were 48.3% and 53.4% respectively. The completion of installing the Partenón platform in the Santander Central Hispano Network will help to achieve further improvements in efficiency and productivity.

•	Credit risk quality remained excellent and continued to improve in the third quarter. Including Abbey the ratio of non- performing loans was 0.95% and coverage was 174%. Excluding Abbey, in order to make like-for-like comparisons with September 2004, the ratio was 13 b.p. lower (at 1.10%) and coverage increased by 31 percentage points to 221%.

•	The first interim dividend charged to 2005 earnings of EUR 0.09296 per share was paid on August 1. The second dividend will be paid as of November 1. Both payments are 12% more than the same ones in 2004.

<<<<<<<<<<

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January - September 2005
4	Performance during the year

General background

Grupo Santander conducted its business against a background of a continued upswing in the global economy, with growth of around 4% and some uncertainties in recent months sparked by the surge in oil prices. The United States and Asia continued to be the main engines of growth, while Japan’s growth prospects received a boost after the reelection of the prime minister. Latin America consolidated its expansion and the Euro zone continued to grow moderately.

The United States maintained solid economic growth with continued inflationary pressures. The impact of hurricane Katrina was limited and the Fed increased its funds rate to 3.75% in September. In Latin America, inflation eased in the main economies (Brazil and Mexico), enabling central banks to cut their interest rates. The region’s exchange rates continued to be firmly backed by buoyant external accounts and high interest rates.

The Euro zone, which grew 1.1% y-o-y in the second quarter, showed signs of improvement in the third quarter, but it will be difficult to sustain because of high energy prices which are keeping inflation above 2%. Excluding them, underlying inflationary tensions are limited. The ECB held its repo rate at 2%.

The pace of Spain’s GDP growth accelerated a little in the second quarter to 3.4%, spurred by consumption, construction and, more recently, investment in capital goods. The rise in energy prices has brought inflation close to 4%. The UK economy has been slowing down because of a loss of steam in private consumption, although growth remains stable at 2%. In August the Bank of England reacted by lowering in 25 b.p. its base rate to 4.5% .

Summary of the Group’s performance and businesses

In this environment, Grupo Santander maintained its organic growth strategy in its traditional markets through a drive in retail business with customers, based on greater diversification and improved commercial and operating efficiency. This strategy was reinforced with the launch of global projects that enable cross-border synergies to be generated and which provide the Group with differential growth opportunities.

Overall and by large geographic areas, the Group’s performance in Continental Europe is solid. Abbey continues to make progress in its management priorities established for its first year as part of Grupo Santander, while Latin America is keeping up a strong pace of growth in activity and earnings in retail business.

Reflecting the Group’s strategy and performance, the magazine The Banker chose Grupo Santander as "Bank of the Year 2005 in Western Europe", in recognition of its pioneering acquisition of Abbey and technological superiority, financial soundness and the capacity to innovate which is a Group hallmark. The Banker also awarded Santander its prizes for "Bank of the Year 2005" in Spain, Argentina and Puerto Rico. These awards joined those given in June by Euromomey including "Best Bank in the World" and best bank in Spain, Portugal and Chile.

The 2005 financial statements were drawn up on the basis of the new International Financial Reporting Standards (IFRS). In order to provide like-for-like comparisons, the 2004 statements were drawn up again in accordance with the new regulations. These statements are not audited. The notes explaining the main concepts affected by the changes are on pages 10 and 11 of this Report.

Grupo Santander’s attributable income in the first nine months was EUR 3,878 million, 36.8% more than the ordinary attributable income in the same period of 2004. The higher earnings reflect the impact of the incorporation of EUR 492 million of attributable income from Abbey. Excluding this contribution, growth would have been 19.5% .

Attributable income per share was EUR 0.6216, 4.1% more than the ordinary attributable income per share in the first nine months of 2004, and the diluted earnings per share were EUR 0.6191. ROE was 16.0% at the end of September (21.9% a year earlier). The lower return is the result of the capital increase for the acquisition of Abbey, which has not yet reached its full potential in results.

The efficiency ratio was 48.3% (excluding Abbey, it was 44.7%) . Including depreciation and amortisations, the ratio was 53.4% for the whole Group and 49.9% without Abbey (1.1 percentage points better).

The ratio of non-performing loans, also excluding Abbey in order to provide a like-for-like comparison, was 0.13 p.p. lower and NPL coverage was 31 points higher than in September 2004.

This Report presents the Group’s balance sheet and income statement figures, as well as their details, with and without Abbey. The year-on-year comparisons with 2004 and the comments are made on figures excluding Abbey. As these figures are homogenous, they provide a more faithful picture of the Group’s performance between the two periods.

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January - September 2005
Performance during the year	5

The Group’s results excluding Abbey show:

•	A 11.4% rise in commercial revenue (basic revenue plus insurance activity), with growth accelerating.

•	Net interest income, net fees and insurance activity have risen every quarter this year.

•	Improved efficiency in the Group’s main units.

•	Strong reduction in loan-loss provisions (-33.2%), due to the high quality of credit risk and the coverage levels reached, in many cases already at the maximum limit set by the Bank of Spain for the generic provision.

•	Ordinary income before taxes (excluding Abbey) was 21.8% higher than in the first nine months of 2004, in line with growth of attributable income (+19.5%).

•	The net operating income generated by Europe, excluding Abbey, as well as Latin America rose 21.0% and income before taxes increased 34.0%. The results of Financial Management and Equity Stakes, on the other hand, were lower because of reduced revenues in the Assets and Liabilities portfolio (ALCO) and the negative impact of the structural position of exchange rates.

This performance, unlike other periods, was hardly affected by changes in exchange rates (impact of around +2 p.p. throughout the income statement).

Growth was due to ordinary income, with no impact from the extraordinary capital gains generated in the first nine months of 2004 (EUR 831 million, assigned at the end of the year to extraordinary provisions) nor from those in the same period of 2005 (assigned to a provision of same amount that will be applied to different contingencies and will be defined at year-end).

The extraordinary capital gains in the first nine months of 2005, were:

–	EUR 717 million from the sale in the first quarter of a stake in The Royal Bank of Scotland.

–	EUR 1,160 million gross from the sale in the third quarter of a stake in Unión Fenosa.

Additionally, during the third quarter Grupo Santander, along with its partners Endesa and Unión Fenosa, as the majority shareholders of Grupo Auna, reached an agreement to sale their respective stakes. They agreed to sell Amena (the mobile telephone subsidiary of Grupo Auna) to France Telecom and Auna Telecomunicaciones (fixed telephone and cable subsidiary of Grupo Auna) to Grupo Corporativo ONO. The estimated gross capital gains for Grupo Santander, once both agreements are completed, are around EUR 400 million.

These capital gains were not recorded in the statements for the first nine months.

The total gross amount of extraordinary capital gains in 2005 (including Auna) is estimated at EUR 2,277 million.

They are part of the Group’s strategy of selling non-core businesses and using the proceeds for core businesses, with the consequent increased efficiency in the use of capital.

The principal level of segmentation (geographic) has four segments: three operating areas plus Financial Management and Equity Stakes. The operating areas cover all the businesses that the Group develops in them, and they are: Continental Europe, United Kingdom (Abbey) and Latin America. Aside from the business in the United Kingdom from Abbey, which was only integrated in 2005, the other two large segments registered two digit growth in euros in revenues, net operating income and attributable income.

Continental Europe, which generates 55% of the attributable income of the operating areas, registered significant growth in revenues thanks to higher net interest income, almost flat costs and reduced needs for provisions because of the favourable impact that high credit risk quality has on implementing the IFRS. Attributable income amounted to EUR 2,264 million, 37.8% more than in the first nine months of 2004. All Retail Banking units (Santander Central Hispano Network, Banesto, Santander Consumer, Portugal and Banif), as well as Asset Management and Wholesale Banking, grew.

•	The Santander Central Hispano Network confirmed the trend in the first and second quarters of stronger growth in net interest income (+9.1% more than the first nine months of 2004). This increase, together with excellent control of costs, pushed up net operating income by 18.1% (more than 22% quarter-on-quarter). As a result of the reduced need for loan-loss provisions, attributable income was 46.0% higher than in the same period of 2004.

Installing the Partenón platform in October in all Santander Central Hispano branches was completed in October. Its full functioning in coming quarters will help to maintain the sustained improvement in the network’s operating and commercial efficiency.

•	Banesto’s gross operating income rose 8.3% year-on-year and net operating income and attributable income above 16%. The bank continued to grow at rates faster than the market’s and keep costs under control, which produced a further improvement in the efficiency ratio.

•	Santander Consumer maintained its trend of strong growth in business and revenues, reflected in an increase of

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January - September 2005
6	Performance during the year

26.1% in net operating income (+20.5% on a like-for-like basis). Stable loan-loss provisions helped to lift attributable income 41.1% (+34.0% on a like-for-like basis).

During the third quarter, and as part of its strategy of selective acquisitions, Santander Consumer reached an agreement to buy 50.001% of Portugal’s Interbanco for EUR 110 million. This makes it the auto financing leader in Portugal.

•	In Portugal net operating income rose 15.0%, backed by higher revenues from retail banking, above all net fees, and strict control of costs. Lower needs for loan-loss provisions resulted in a 30.8% rise in attributable income. Lending was strong, particularly mortgages, consumer credit and micro companies.

United Kingdom (Abbey) generated attributable income of EUR 492 million (£337 million) in the first nine months, representing 12% of the operating areas' total. Revenues, net operating income and attributable income were higher than in the first and second quarters, and further progress was made in the goals for the year.

Of note was the stabilisation of Abbey’s recurrent revenues which, in accumulated terms and in local criteria, were almost the same as those in the first nine months of 2004. This was due to the good sales of its basic products (mortgages, savings and personal loans), especially mortgages, where new business doubled that of the second quarter.

At the same time, Abbey achieved greater cost savings. In local criteria, costs, excluding those related to restructuring, were £140 million lower than in the first nine months of 2004 and in line to surpass the goal for the year of £150 million.

Latin America generated EUR 1,351 million, 33% of the attributable income of operating business areas and 17.2% more than in the first nine months of 2004. The main points were a strong rise in activity and in commercial revenues, above the rise in costs related to business expansion. In dollars, the currency used to manage the area, attributable income was $1,705 million (+20.8%) .

•	Brazil kept up its strong growth in business with customers (+25% in loans and in deposits plus mutual funds), which produced a good performance of retail business. On the other hand, the weak performance of financial business affected by higher interest rates and the negative yield slope was offset by portfolio and equity stakes sales. Total revenues increased 26.5% in euros, in line with the rise in net operating income (+27.7%). Total attributable income was 9.6% higher at EUR 468 million ($591 million, +12.9%).
•	Under its strategic plan focused on profitable growth, Mexico maintained the strong pace of growth of 2004. This produced further market share gains in loans (mainly consumer) and managed funds, basically mutual funds.

Stronger business and higher spreads pushed up revenues, which gained in quality and diversification. Commercial revenue rose 18.5% in euros, outpacing that of costs (+15.6%) which reflect the rise in increased business infrastructure and greater commercial needs. Net operating income was 19.4% higher in euros and attributable income grew 13.8% to EUR 283 million (+17.2% in dollars to $357 million).

•	Chile’s strategy continued to focus on profitable growth in customer banking businesses, particularly retail segments, and on increasing the number of customers and the products they have. This produced strong growth in loans and deposits plus mutual funds.

All revenue and main income lines improved, especially commercial revenues (+23.1% in euros), which combined with controlled costs pushed up net operating income by 36.5% and attributable income by 38.9% to EUR 241 million (in dollars +43.1% to $304 million).

Among the other countries, Venezuela stands out for the rise in its attributable income (+13.2% to EUR 101 million) and Colombia (+54.6% to EUR 34 million), while Argentina continued to recover revenues and earnings (attributable income of EUR 61 million).

The secondary level (by businesses) distinguishes between Retail Banking, Asset Management and Insurance and Global Wholesale Banking (the sum of the three geographic areas of the principal level).

Retail Banking, which generates 84% of the total revenues of the operating business areas and 77% of income before taxes, performed well. Excluding the contribution of Abbey’s retail business, the rest of the Group’s retail banking registered rises of 23.4% in net operating income and 35.0% in income before taxes over the first nine months of 2004. Continental Europe’s net operating income increased 19.4% and its income before taxes grew 37.0% . The respective growth rates in Latin America were 33.4% and 30.3%, spurred by the take-off in customer business in the main markets.

Asset Management and Insurance continued to be consolidated as a global business. The commercial brand of the fund management entities in all countries and markets was unified and is now called Santander Asset Management, and the Global Insurance Unit was created which integrates business in Spain and Latin America. Both

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January - September 2005
Performance during the quarter	7

moves combine knowledge of markets and local needs with the Group’s global skills in managing and developing high value added products.

Income before taxes, amounted to EUR 546 million, 9% of the operating areas’ total and, excluding Abbey, 38.7% higher than in the first nine months of 2004. Total revenue generated by all the products managed in this segment (mutual and pension funds and insurance) was EUR 2,736 million, 65.5% more than in the first nine months of 2004 (+19.3% excluding Abbey).

Global Wholesale Banking, which generates 14% of the income before taxes of the operating business areas, increased this line by 27.6% year-on-year to EUR 859 million. Revenue increased slightly as a result of the positive effect of greater customer business and capital gains which outweighed the negative impact of a lower contribution from own account treasury activity in Latin America. Loan-loss provisions were also lower because of reduced traditional financing.

In short, this analysis underlines the Group’s effort to boost business volumes and revenues by strengthening customer activity in all geographic and business areas, while controlling costs and maintaining excellent credit risk quality.

Grupo Santander results

The incorporation of Abbey to the Group’s income statement added EUR 2,792 million of gross operating income, EUR 899 million of net operating income and EUR 492 million of attributable income in the first nine months. Year-on-year growth in gross operating income was 37.0%, 30.4% in net operating income and 36.8% in ordinary attributable income to EUR 3,878 million.

In order to make like-for-like comparisons, the income statement is analysed without including Abbey.

Net interest income, was EUR 6,383 million (+9.9% y-o-y). Excluding dividends, net interest income was higher in each quarter of 2004 and 2005 than the preceding one. The increased business volumes together with a greater margin stability fed through more to revenues of the retail businesses. The net interest income of Continental Europe and Latin America increased 15.0% .

In accordance with the new regulations, the cost of preferred shares is now recorded in net interest income. The cost in the first nine months for the whole Group was EUR 147 million, 4.6% lower than in the same period of 2004.

Total net fees and insurance activity were 11.1% higher than in the first nine months of 2004, with a moderate rise in Europe and a significant one (+18.7%) in Latin America,

as well as a good quarterly evolution. Of note by products were the revenues from mutual and pension funds (+12.5%), insurance (+33.1%) and a pick-up in those from securities (+13.7%) .

Income from companies accounted for by the equity method increased 41.6%, mainly because of Cepsa’s larger contribution.

The commercial revenue was 11.4% higher year-on-year at EUR 10,793 million. This growth was almost the same in gross operating income (+10.6%), as trading gains hardly changed (+2.0%) over the same period of 2004.

Operating costs increased 8.3%, due to the increased activity and commercial infrastructure in some countries (Brazil and Mexico), the exchange rate impact and the perimeter effect of Santander Consumer’s acquisitions.

The growth in costs, lower than that of revenues, produced an improvement of 0.6 percentage points in the efficiency ratio to 44.7% (excluding Abbey). Including depreciation and amortisation, the ratio stood at 49.9% (-1.1 p.p. better than in the first nine months of 2004). Including Abbey, these ratios are 48.3% and 53.4% respectively.

Net operating income (excluding Abbey) grew 12.9% . This growth was based on all operating areas, which increased 21.0% (Financial Management and Equity Stakes contributed less than in 2004 because of the reduced revenues from the ALCO portfolios and the smaller contribution of the centralised exchange rate position). Including Abbey, net operating income was EUR 6,690 million, 30.4% more year-on-year.

The net impairment loss on the Group’s assets amounted to EUR 865 million, most of which were net loan loss provisions (EUR 825 million and 33.2% lower than in the first nine months of 2004). This was due to the high credit risk quality and applying the IFRS.

Other income was EUR 373 million negative in the first nine months (EUR 57 million negative in the same period of 2004).

Attributable income, excluding Abbey, amounted to EUR 3,387 million, 19.5% more than the ordinary attributable income in the first nine months of 2004.

Grupo Santander balance sheet

Assets at the end of September amounted to EUR 779,092 million and including off-balance sheet customer funds they totalled EUR 943,797 million.

Loans and managed funds (customer activity) amounted to EUR 418,264 million and EUR 667,862 million, respectively. A

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January - September 2005
8	Performance during the quarter

large part of this growth (+103.6% and +83.6% y-o-y) was due to Abbey’s incorporation in December 2004 and the greater geographic diversification of businesses. Continental Europe accounted for 46% of the Group’s total lending, the United Kingdom 42% and Latin America 12%. The respective figures for managed customer funds are 44%, 36% and 20%.

Business volumes remained high in the third quarter, underscored by both loans and customer funds without REPOs increasing 4%.

In order to provide like-for-like comparisons, the Group’s performance over the last 12 months is analysed without including Abbey.

Gross lending increased by 18.0% year-on-year to EUR 242,400 million (+18.5% excluding securitisations). Year-on-year growth in loans to other resident sectors was 15.6% and particularly noteworthy was the 23.7% rise in secured loans (both excluding securitisations). Loans to the non-resident sector increased 23.0% .

As regards the geographic distribution (principal segments), Continental Europe’s lending grew 14%. In Spain the Santander Central Hispano Network’s lending increased 14% and Banesto’s 23%, while Portugal’s rose 10% and Santander Consumer’s 25% (all excluding securitisations).

Latin America’s registered growth in loans of 38% in euros (+17% in local currency), with notable increases in all large countries: Brazil (+25%), Mexico (+22%), excluding the IPAB paper, and Chile (+11%).

On-balance sheet customer funds excluding Abbey amounted to EUR 291,403 million, 20.7% more than in the first nine months of 2004. Deposits excluding REPOs increased 14.5%, marketable debt securities 46.9% and insurance liabilities rose 4.2%, while subordinated debt decreased slightly (-2.2%) . Off-balance sheet mutual funds rose 13.5% year-on-year and pension plans 30.4% .

Total managed funds (on-and off-balance sheet), excluding Abbey, amounted to EUR 434,946 million at the end of September, 19.6% more than a year earlier (+15.9% excluding the exchange rate impact).

Continental Europe’s total managed customer funds increased 10%. In Spain, which accounts for more than 80% of Continental Europe’s total, on-balance sheet funds increased 14% and off-balance sheet ones 10%. The Group continued to be the leader in Spain in mutual funds with a market share of around 26%. In Portugal the Group is ranked second in mutual funds with a market share of 18.3% .

Latin America’s on- and off-balance sheet funds increased 38% in euros (+22% excluding the exchange rate impact). Excluding the exchange rate impact, all countries’ deposits (without REPOs) registered double digit growth, notably Venezuela (+68%), Colombia (+44%), Brazil (+35%), Puerto Rico and Argentina, with growth rates of around 33%, while Chile grew at 21% and Mexico at 16%. The region’s total mutual funds rose 23%, with significant growth in Argentina, Mexico Colombia and Puerto Rico. In pension plans all countries registered double digit growth (+ 21% overall).

In addition, and as part of its global financing strategy, the Group issued in the first nine months of 2005 EUR 13,252 million of mortgage and other covered bonds with maturities of between 5 and 15 years, as well as senior debt issues amounting to EUR 16,128 million and EUR 800 million of subordinated debt. It also placed EUR 1,000 million of preferred shares.

At the same time, the following issues matured as scheduled during the first nine months: EUR 5,206 million of senior debt and EUR 226 million of mortgage bonds. Issues of preferred shares totalling EUR 697 million and subordinated debt issues amounting to EUR 1,777 million were also amortised ahead of schedule.

Goodwill pending amortisation, including Abbey, stood at EUR 15,864 million at the end of September.

Shareholders Equity totalled EUR 51,000 million, according to the Bank for International Settlements (BIS) criteria, with a surplus of EUR 18,906 million above the minimum requirement. The BIS ratio stands at 12.7%, Tier I at 7.5% and core capital at 5.5% .

Standard & Poor’s confirmed its ratings in July and improved from stable to positive the outlook of Banco Santander Central Hispano and its main subsidiaries in Europe.

Risk management

The Group’s ratio of non-performing loans (NPLs) was 0.95% at the end of September and NPL coverage was 174%. Abbey’s NPL ratio was 0.74% and coverage 71% (0.80% and 74%, respectively, in June).

Excluding Abbey, the NPL ratio was 1.10%, 3 b.p. lower than at the end of June and 13 b.p. less than that of a year earlier. Coverage was 221%, 2 p.p. higher than in June and 31 points higher than in September 2004.

Loan loss provisions net of recoveries (excluding Abbey in order to make a like-for-like comparison with 2004) amounted to EUR 763 million, 32.7% lower than in the first nine months of 2004. Specific provisions, net of the recovery of written-off assets, totalled EUR 429 million, 28.0% more

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January - September 2005
Performance during the quarter	9

than in the same period of 2004, because of higher provisions in Latin America, mainly due to the exchange rate effect, and Santander Consumer (higher lending). The annualised cost of loans remained stable at 0.25% (0.23% in the first nine months of 2004).

The NPL ratio in Spain remained at a low level of 0.58% in September, 1 b.p. less than in June and 8 b.p. below that of a year earlier. NPL coverage continued to be very high at 312% (+59 p.p. in the year to September).

The NPL ratio in Portugal, in a still weak economic environment, improved in the third quarter to 1.15%, 23 b.p. lower than in June. NPL coverage was 244%, 27 p.p. higher than in June and 40 p.p. more than in September 2004.

Santander Consumer’s NPL ratio increased by 10 b.p. in the third quarter to 2.35%, but it was 2 b.p. lower than at the beginning of the year. Coverage was 125%, 4 p.p. lower than in June.

In Latin America the NPL ratio of 1.95% was 22 b.p. lower

than in the second quarter and 104 b.p. below September 2004. Coverage was 183%, a rise of 2 p.p. since June 2005 and 33 p.p. since September 2004.

The market risk of the trading portfolio, measured in terms of daily value at risk (DVaR), was around an average of EUR 19.0 million, moving between EUR 17.5 and EUR 21.1 million. Of note was the rise in the middle of August, as a result of increased positions in Brazil mainly in fixed income and the exchange rate. The DVaR dropped in the last week of August, largely because of hedging positions in Mexico. The movements taken place is September were due mainly to changes in Brazil's portfolio.

Dividends

On August 1, Santander Central Hispano paid the first interim dividend charged to 2005 earnings of EUR 0.09296 per share, 12% more than the same one in 2004. The Board approved payment of the second interim dividend of EUR 0.09296 per share as of November 1. This is also 12% more than the same one in 2004.

Exchange rates: 1 euro / currency parity
	Average (Income statement)				Period-end (Balance sheet)

	Jan-Sep	05	Jan-Sep	04	30.09.	05	31.12.	04	30.09.	04

US$	1.2618		1.2248		1.2042		1.3621		1.2409

Pound sterling	0.6851		0.6728		0.6819		0.7050		0.6868

Brazilian real	3.1293		3.6398		2.6727		3.6177		3.5347

New Mexican peso	13.8034		13.8141		12.9756		15.2279		14.1264

Chilean peso	718.6231		753.2446		637.9250		759.7110		752.2983

Venezuelan bolivar	2,645.6426		2,292.8943		2,585.7787		2,611.9630		2,379.5498

Argentine peso	3.6640		3.6015		3.4997		4.0488		3.7196

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January - September 2005
10		Explanatory notes to the financial statements

Explanatory notes to the financial statements

The International Financial Reporting Standards (IFRS) came into force in Spain on January 1, 2005 and must be applied by the groups of listed companies.

As a result, in order to interpret appropriately the financial statements presented below, the accounting principles described in Note 1 of the latest annual statements drawn up by Grupo Santander must be taken into account as well as the changes which are now indicated. The figures for 2004 have been drawn up retroactively using the new criteria, but have not yet been audited.

a)	Financial commissions. Commissions for the opening of credits and loans, which are not directly incurred by the formalisation of operations, must be accrued over the life of the operation, as one more component of the effective return of a credit or loan, although limited amounts are recorded in other operating income at the time they are charged. Until now, these commissions were fully reflected in the income statement once the operation was approved.

b)	Derivatives. Under the IFRS, all derivative products have to be valued on the basis of their fair value which, whenever possible, should be their market value, recording, as a general rule, the changes in the income statement. Previously, all that could be recorded were the changes in value if the were derivatives contracted in organised markets. Otherwise, if the valuation showed potential losses, they were reflected in results and if they were potential profits they could not be recorded until their effective materialisation or be offset with capital losses in instruments of the same currency.

c)	Financial assets available for sale. The new rules create a portfolio that is very similar to the previous portfolio of ordinary investment. The basic difference is that the changes in the fair value of assets classified in this portfolio must be registered, both negative and positive ones, in the company’s capital. When these changes in value occur, they are recorded in the income statement. The previous rules were similar but only in the allowance for capital losses.

d)	Loan-loss provisions. The new rules establish an impairment test for all assets. The Bank of Spain introduces a new provision for inherent losses, which are those that all risk operations contracted by the entity have from the time they are granted. The new provision replaces the previous generic and statistical provisions. There are also maximum and minimum provision limits and a mechanism for annual allocation which takes into account, on the one hand, the change in the credit during the year and, on the other, the specific provisions made during the year for specific doubtful loans.

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January - September 2005
Explanatory notes to the financial statements		11

e)	Pension funds. The new rules mean the so-called "focus of the fluctuation band" can be applied to actuarial gains and losses, deferring the recording in results of the differences that exceed 10% of the commitments over a period of up to five years. This focus is also applied to the deficit that arose in 2000 as a result of implementing the regulations issued in 1999 and which had to be amortised in 10 years, as long as this deficit is within the 10% fluctuation band.

f)	Goodwill. Until now, goodwill had to be amortised systematically over a period which could last 20 years. Under the new rules goodwill stops being amortised and must be submitted, at least annually, to an impairment test to determine if it continues to maintain its value, or whether the eventual deterioration should be recorded against the income statement.

g)	Operations with treasury stock instruments. Under the IFRS the results from the trading of treasury stock are recorded as changes in capital and their value remains fixed at acquisition cost. Under the previous rules the results were recorded in the income statement.

h)	Capital with the nature of financial liabilities. The cost of some capital instruments, such as preferred stock, which have a regular contractual remuneration, is now recorded as a financial cost. Previously, this cost was attributed to minority interests.

i)	Sphere of consolidation. Until now, in the consolidated financial statements of groups of credit entities, only financial entities and companies that conducted banking activity or were mere investment companies consolidated by the global integration method. In addition, insurance companies and others whose activity had nothing to do with financial activity, such as industrial, commercial or real estate firms, consolidated by the equity method.

The IFRS broaden the perimeter of consolidation to all companies that are part of the group where management control is exercised. The results from commissions charged by the Group’s insurance companies are consolidated by global integration in the income statement. Operating results contributed by other non-financial and consolidated companies are recorded under "Income from non-financial services" and "Non-financial expenses". Lastly, the results contributed by non-consolidated companies over which there is a significant influence on their management are recorded as "Income from companies accounted for by the equity method."

The two changes that most affect the income statement, and positively, are the amortisation of goodwill and the reduced needs for loan-loss provisions.

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January - September 2005
12		Consolidated financial report

Income statement
Million euros
	Jan-Sep 05		Jan-Sep 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Net interest income (w/o dividends)	7,485	6,104	5,464	640	11.72

Dividends	279	278	345	(67)	(19.37)

Net interest income	7,764	6,383	5,809	573	9.87

Income from companies accounted for by the equity method	483	481	340	141	41.64

Net fees	4,456	3,759	3,418	342	9.99

Insurance activity	612	170	118	52	44.22

Commercial revenue	13,315	10,793	9,684	1,108	11.45

Gains (losses) on financial transactions	1,197	927	909	18	2.03

Gross operating income	14,511	11,719	10,593	1,127	10.64

Income from non-financial services	299	264	268	(4)	(1.40)

Non-financial expenses	(92)	(82)	(113)	31	(27.57)

Other operating income	(81)	(81)	(48)	(33)	69.24

Operating costs	(7,947)	(6,029)	(5,569)	(460)	8.27

General administrative expenses	(7,203)	(5,404)	(4,951)	(453)	9.16

Personnel	(4,279)	(3,316)	(3,102)	(214)	6.89

Other administrative expenses	(2,924)	(2,088)	(1,849)	(240)	12.96

Depreciation and amortisation	(744)	(625)	(618)	(7)	1.14

Net operating income	6,690	5,791	5,130	661	12.88

Impairment loss on assets	(1,109)	(865)	(1,335)	470	(35.19)

Loans	(1,069)	(825)	(1,236)	411	(33.24)

Goodwill	—	—	(2)	2	(100.00)

Other assets	(40)	(40)	(97)	57	(58.54)

Other income	(309)	(373)	(57)	(316)	551.95

Income before taxes (ordinary)	5,272	4,553	3,738	815	21.79

Corporate income tax	(1,003)	(776)	(616)	(160)	25.90

Net income from ordinary activity	4,269	3,778	3,122	655	20.98

Net income from discontinued operations	(14)	(14)	6	(19)	—

Net consolidated income (ordinary)	4,255	3,764	3,128	636	20.33

Minority interests	377	377	293	84	28.66

Attributable income to the Group (ordinary)	3,878	3,387	2,835	552	19.46

Net extraordinary gains and writedowns	—	—	831	(831)	(100.00)

Attributable income to the Group (including extraordinaries)	3,878	3,387	3,666	(279)	(7.62)

Pro memoria:
Average total assets	717,574	435,656	368,117	67,539	18.35

Average shareholders' equity*	32,237		17,263	14,974	86.74

(*).- Variation with Abbey.

Net interest income (excluding dividends)
Million euros

(*) w/o Abbey
Commercial revenue (excluding dividends)
Million euros

(*) w/o Abbey

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January - September 2005
Consolidated financial report		13

Quarterly
Million euros
	2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest income (w/o dividends)	1,798	1,821	1,844	1,908	2,321	2,478	2,685

Dividends	45	197	103	44	36	172	70

Net interest income	1,843	2,019	1,948	1,952	2,358	2,650	2,756

Income from companies accounted for by the equity method	125	82	133	109	141	189	153

Net fees	1,102	1,174	1,142	1,165	1,384	1,481	1,590

Insurance activity	31	46	41	44	214	183	215

Commercial revenue	3,101	3,320	3,262	3,270	4,096	4,503	4,715

Gains (losses) on financial transactions	318	325	265	192	441	437	318

Gross operating income	3,420	3,645	3,528	3,463	4,538	4,941	5,033

Income from non-financial services	89	102	77	80	156	67	76

Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)	(16)

Other operating income	(18)	(9)	(21)	(15)	(13)	(37)	(31)

Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,591)	(2,615)	(2,741)

General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,311)	(2,405)	(2,486)

Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,384)	(1,450)	(1,445)

Other administrative expenses	(617)	(620)	(612)	(610)	(928)	(956)	(1,041)

Depreciation and amortisation	(200)	(209)	(209)	(221)	(280)	(209)	(255)

Net operating income	1,619	1,828	1,683	1,531	2,054	2,315	2,322

Impairment loss on assets	(366)	(472)	(496)	(509)	(291)	(402)	(416)

Loans	(328)	(436)	(471)	(337)	(281)	(391)	(397)

Goodwill	(2)	—	—	(136)	—	—	—

Other assets	(35)	(36)	(25)	(36)	(10)	(10)	(19)

Other income	(100)	(6)	48	(180)	(144)	(72)	(92)

Income before taxes (ordinary)	1,153	1,350	1,235	843	1,618	1,841	1,813

Corporate income tax	(189)	(231)	(196)	19	(314)	(334)	(354)

Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506	1,459

Net income from discontinued operations	2	1	2	6	0	0	(15)

Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507	1,445

Minority interests	110	89	94	97	119	141	118

Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366	1,327

Net extraordinary gains and writedowns	—	359	472	(831)	—	—	—

Attributable income to the Group (incl. extraordinaries)	856	1,391	1,420	(60)	1,185	1,366	1,327

Net operating income	Attributable income to the Group (ordinary)*
Million euros	Million euros

(*) w/o Abbey	(*)	w/o extraordinary capital gains and allowances
	(**)	w/o Abbey

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January - September 2005
14		Consolidated financial report

Net fees and insurance business
Million euros
	Jan-Sep 05		Jan-Sep 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Commissions for services	2,560	2,005	1,862	142	7.65

Credit and debit cards	455	438	407	32	7.80

Insurance	687	484	364	120	33.08

Account management	385	383	323	60	18.71

Commercial bills	207	207	205	2	1.10

Contingent liabilities	190	190	172	18	10.45

Other transactions	636	302	392	(90)	(23.00)

Mutual & pension funds	1,436	1,318	1,172	147	12.52

Securities services	460	436	384	52	13.65

Net fees	4,456	3,759	3,418	342	9.99

Insurance activity	612	170	118	52	44.22

Net fees and insurance business	5,068	3,929	3,535	394	11.13

Operating costs
Million euros
	Jan-Sep 05		Jan-Sep 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Personnel expenses	4,279	3,316	3,102	214	6.89

General expenses:	2,924	2,088	1,849	240	12.96

Information technology	418	266	255	11	4.40

Communications	284	186	178	9	4.90

Advertising	302	242	223	19	8.71

Buildings and premises	562	369	361	8	2.26

Printed and office material	85	61	59	2	3.12

Taxes (other than income tax)	125	125	96	29	29.59

Other expenses	1,148	838	677	162	23.91

Personnel and general expenses	7,203	5,404	4,951	453	9.16

Depreciation and amortisation	744	625	618	7	1.14

Total operating expenses	7,947	6,029	5,569	460	8.27

Net loan loss provisions
Million euros
	Jan-Sep 05		Jan-Sep 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Non performing loans	1,370	1,093	1,429	(336)	(23.51)

Country-risk	62	62	102	(41)	(39.85)

Recovery of written-off assets	(362)	(330)	(296)	(34)	11.52

Total	1,069	825	1,236	(411)	(33.24)

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January - September 2005
Consolidated financial report		15

Balance sheet
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey w/o Abbey			Amount	(%)

Assets
Cash on hand and deposits at central banks	9,207	8,776	7,351	1,425	19.38	8,801

Trading portfolio	156,389	48,109	30,058	18,051	60.05	113,424

Debt securities	75,113	30,703	21,697	9,007	41.51	56,736

Loans and credits	29,847	—	—	—	—	17,508

Equities	7,330	3,667	2,231	1,436	64.35	4,470

Other	44,099	13,738	6,130	7,608	124.11	34,710

Other financial assets at fair value	41,261	1,147	94	1,053	—	38,911

Loans and credits	4,645	—	—	—	—	4,071

Other	36,616	1,147	94	1,053	—	34,840

Available-for-sale financial assets	68,639	68,617	56,252	12,365	21.98	54,128

Debt securities	63,406	63,406	49,368	14,038	28.44	46,380

Equities	5,233	5,211	6,884	(1,673)	(24.30)	7,748

Loans	436,476	294,133	241,794	52,339	21.65	382,295

Deposits at credit institutions	50,544	49,763	36,938	12,825	34.72	38,277

Loans and credits	376,298	235,888	199,964	35,924	17.97	336,946

Other	9,634	8,482	4,892	3,590	73.38	7,072

Investments	3,011	15,524	3,590	11,934	332.48	3,748

Intangible assets and property and equipment	10,272	6,808	5,713	1,095	19.17	10,980

Goodwill	15,864	5,315	5,056	259	5.12	15,091

Insurance and reinsurance assets	3,314	122	2,788	(2,666)	(95.61)	5,208

Other	34,659	28,718	20,107	8,612	42.83	28,527

Total assets	779,092	477,270	372,803	104,467	28.02	661,113

Liabilities and shareholders' equity
Trading portfolio	128,022	20,330	12,126	8,205	67.67	99,578

Customer deposits	15,233	106	—	106	—	20,541

Marketable debt securities	21,167	—	—	—	—	19,466

Other	91,622	20,225	12,126	8,099	66.79	59,571

Financial liabilities at amortized cost	523,571	376,584	303,557	73,027	24.06	443,476

Due to central banks and credit institutions	88,374	82,743	63,232	19,510	30.86	58,526

Customer deposits	293,536	196,427	170,412	26,016	15.27	269,631

Marketable debt securities	105,653	74,832	50,950	23,882	46.87	87,450

Subordinated debt	22,769	12,903	13,194	(291)	(2.21)	22,178

Other financial liabilities	13,238	9,679	5,769	3,909	67.76	5,691

Insurance liabilities	44,799	7,135	6,844	290	4.24	41,568

Provisions	19,935	18,027	13,131	4,896	37.29	15,660

Other liability accounts	13,427	9,707	8,463	1,243	14.69	16,708

Preferred securities	8,124	5,022	4,334	688	15.87	7,623

Minority interests	2,628	2,635	2,058	576	28.01	2,085

Equity adjustments by valuation	3,089	2,752	1,453	1,300	89.48	1,778

Capital stock	3,127	3,127	2,384	743	31.16	3,127

Reserves	29,074	29,146	15,182	13,964	91.98	27,215

Income attributable to the Group	3,878	3,387	3,666	(279)	(7.62)	3,606

Less: dividends	(581)	(581)	(396)	(186)	46.90	(1,311)

Total liabilities and shareholders' equity	779,092	477,270	372,803	104,467	28.02	661,113

Off-balance-sheet managed funds	164,704	143,543	122,389	21,154	17.28	139,995

Total managed funds	943,797	620,813	495,192	125,621	25.37	801,108

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January - September 2005
16		Consolidated financial report

Customer loans
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Public sector	4,322	4,322	6,208	(1,886)	(30.38)	4,264

Other residents	139,279	139,279	118,912	20,366	17.13	124,807

Secured loans	72,199	72,199	57,072	15,127	26.51	59,826

Other loans	67,080	67,080	61,841	5,240	8.47	64,982

Non-resident sector	274,664	98,799	80,303	18,496	23.03	236,306

Secured loans	161,824	23,623	21,470	2,153	10.03	152,541

Other loans	112,840	75,176	58,833	16,343	27.78	83,765

Gross loans and credits	418,264	242,400	205,423	36,976	18.00	365,377

Credit loss allowance	7,475	6,512	5,460	1,052	19.27	6,853

Net loans and credits	410,789	235,888	199,964	35,924	17.97	358,524

Pro memoria: Doubtful loans	4,362	3,000	3,052	(52)	(1.70)	4,191

Public sector	1	1	1	(0)	(9.62)	3

Other residents	992	992	886	106	11.98	999

Non-resident sector	3,369	2,007	2,165	(158)	(7.30)	3,189

Credit risk management (*)
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Non-performing loans	4,366	3,004	2,933	70	2.40	4,105

NPL ratio (%)	0.95	1.10	1.23	(0.13)		1.02

Credit loss allowances	7,605	6,642	5,573	1,069	19.18	6,821

Specific	3,146	2,687	2,462	225	9.15	3,013

General-purpose	4,459	3,955	3,111	843	27.11	3,809

NPL coverage (%)	174.20	221.14	190.02	31.12		166.14

Ordinary non-performing and doubtful loans **	3,147	2,673	2,416	257	10.64	2,753

NPL ratio (%) **	0.69	0.98	1.02	(0.04)		0.69

NPL coverage (%) **	241.69	248.49	230.70	17.79		247.77

(*)	Excluding country-risk

(**)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter
Million euros
	2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Balance at beginning of period	3,513	2,924	2,909	2,933	4,105	4,418	4,319

+ Net additions *	(159)	234	261	1,282	496	367	442

- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)	(395)

Balance at period-end	2,924	2,909	2,933	4,105	4,418	4,319	4,366

(*).- In Q4 04, 1,117 million relate to Abbey.

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January - September 2005
Consolidated financial report		17

Gross loans and credits	Customer loans. September 2005
Billion euros	% o/ operating areas

(*) Exchange rate effect excluded: +100.7% (w/o Abbey, +15.1%)

NPL ratio	NPL coverage
%	%

Trading portfolios*. VaR by region. Third quarter
Million euros
	2005		2004

	Avg	Latest	Avg

Total	19.0	19.4	16.1

Europe	7.2	6.9	3.3

USA	1.8	2.9	1.8

Latin America	17.5	17.9	15.6

Trading portfolios*. VaR by product. Third quarter 2005
Million euros
	Min	Avg	Max	Latest

Total trading
Total VaR	17.5	19.0	21.1	19.4

Diversification effect	(0.9)	(9.0)	(12.4)	(9.5)

Fixed income VaR	7.6	15.0	17.4	14.8

Equity VaR	2.9	4.2	5.3	4.6

Currency VaR	8.0	8.9	10.8	9.5

Trading portfolios*. VaR performance 2005
Million euros

(*) Includes Abbey since beginning at 2005, with an average VaR of EUR 9 million.

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January - September 2005
18		Consolidated financial report

Customer funds under management
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Public sector	17,613	17,613	12,401	5,212	42.03	13,998

Other residents	83,445	83,445	83,793	(349)	(0.42)	86,234

Demand deposits	47,536	47,536	43,908	3,627	8.26	44,259

Time deposits	21,053	21,053	23,135	(2,082)	(9.00)	24,383

REPOs	14,856	14,856	16,750	(1,894)	(11.30)	17,592

Non-resident sector	207,711	95,475	74,217	21,258	28.64	189,941

Demand deposits	111,402	33,955	28,896	5,060	17.51	95,263

Time deposits	77,870	48,232	37,690	10,542	27.97	74,934

REPOs	15,246	10,141	5,595	4,546	81.24	17,128

Public Sector	3,193	3,147	2,036	1,110	54.54	2,616

Customer deposits	308,770	196,533	170,412	26,121	15.33	290,173

Debt securities	126,820	74,832	50,950	23,882	46.87	106,916

Subordinated debt	22,769	12,903	13,194	(291)	(2.21)	22,178

Insurance liabilities	44,799	7,135	6,844	290	4.24	41,568

On-balance-sheet customer funds	503,157	291,403	241,400	50,003	20.71	460,835

Mutual funds	108,560	102,871	90,665	12,206	13.46	94,125

Pension plans	42,853	27,380	20,999	6,381	30.39	34,873

Managed portfolios	13,292	13,292	10,725	2,567	23.93	10,997

Off-balance-sheet customer funds	164,704	143,543	122,389	21,154	17.28	139,995

Customer funds under management	667,862	434,946	363,789	71,157	19.56	600,830

Customer funds under management	Customer funds under management. September 2005
Billion euros	% o/ operating areas

(*) Exchange rate effect excluded: +79.9% (w/o Abbey, +15.9%)

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January - September 2005
Consolidated financial report	19

Shareholders' equity and capital ratios
Million euros
			Variation

	30.09.05	30.09.04	Amount	(%)	31.12.04

Capital stock	3,127	2,384	743	31.16	3,127

Additional paid-in surplus	20,370	8,721	11,649	133.58	20,370

Reserves	8,737	6,684	2,053	30.72	6,949

Treasury stock	(33)	(222)	189	(85.12)	(104)

On-balance-sheet shareholders' equity	32,201	17,566	14,635	83.31	30,342

Net attributable income	3,878	3,666	212	5.78	3,606

Interim dividend distributed	(581)	(396)	(186)	46.90	(792)

Shareholders' equity at period-end	35,498	20,837	14,661	70.36	33,156

Interim dividend not distributed	—	—	—	—	(1,046)

Shareholders' equity	35,498	20,837	14,661	70.36	32,111

Valuation adjustments	3,089	1,453	1,636	112.66	1,778

Minority interests	2,628	2,058	570	27.70	2,085

Preferred securities	8,124	4,334	3,790	87.43	7,623

Shareholders' equity and minority interests	49,339	28,682	20,658	72.02	43,596

Computable basic capital	30,049	19,585	10,464	53.43	24,419

Computable supplementary capital	20,951	12,182	8,769	71.98	19,941

Computable capital (BIS criteria)	51,000	31,767	19,233	60.54	44,360

Risk-weighted assets (BIS criteria)	401,171	243,416	157,755	64.81	340,946

BIS ratio	12.71	13.05	(0.34)		13.01

Tier 1	7.49	8.05	(0.56)		7.16

Cushion (BIS ratio)	18,906	12,293	6,613	53.79	17,084

Statement of changes in consolidated shareholders' equity
Million euros
	Jan-Sep 05	Jan-Sep 04

Available-for-sale financial assets	(315)	(556)

Other financial liabilities at fair value	—	—

Cash flow hedges	128	(75)

Hedges of net investments in businesses abroad	(481)	(45)

Exchange differences	1,979	91

Long-term assets for sale	—	—

Net revenues recorded in shareholders' equity	1,311	(585)

Net consolidated income (published)	4,255	3,959

Adjustments for changes in accounting criteria	—	—

Adjustments for misstatements	—	—

Net consolidated income	4,255	3,959

Parent Bank	5,189	3,081

Minority interests	377	293

Total revenues and expenses	5,567	3,374

Rating agencies

Financial
	Long term	Short term		Strength

Moody’s	Aa3	P1		B

Standard & Poor’s	A+	A1

Fitch Ratings	AA-	F1	+	B

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January - September 2005	Information by segments
20

Description of the segments

As a result of the entry into force of the International Financial Reporting Standards (IFRS), Grupo Santander has redefined its business areas. The new rules introduce changes to both the accounting principles as well as the way financial statements are presented, and they also specifically regulate information on the different business segments of companies in aspects such as their definition, breakdown and the minimum level of information to be supplied. The new areas also reflect the recent incorporation of Abbey, following the consolidation of its balance sheet at the end of 2004.

The financial information presented for 2005 reflects the new structure of the business areas and the data for 2004 has been adjusted in accordance with the criteria so that like-for-like comparisons can be made.

The financial statements of each business segment have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each segment as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

As well as applying the general accounting changes set out on pages 10 and 11 of this Report to the different business segments areas, some internal criteria which better identify the risks and returns of each business have been changed, in accordance with the principles established in the new rules. The main changes are as follows:

•	Centralised costs. Although the principle of applying to each unit the costs of central services incurred by them for support and control is maintained, corporate and institutional expenses related to the Group are excluded. These are now recorded in Financial Management and Equity Stakes. These costs used to be assigned to all businesses. On the other hand, the costs related to projects underway, mainly spending on IT systems, which were not of a corporate nature have been applied to the corresponding business.

•

Provisions and total funds for country risk. Both the risk, as well as its provision, are applied to the business area responsible for its management and where the net revenues of these operations are reflected. Only those intra-group operations which maintain the provisions, where risk disappears on an accounting basis, continue to be recorded, as before, in Financial Management and Equity Stakes.

•	Pension provisions. The general principle is that each business assumes the cost for this concept, both the normal allocation as well as that of possible deficits. The only exception relates to the amortisation derived from the initial deficit that surpasses the "corridor". In these cases, as the aforementioned amortisation occurred because of a corporate decision by the Group, and provided it happens within five years and with the limit of the initial deficit, its cost will be assumed by Financial Management and Equity Stakes.

•	Shareholders’ equity. In line with the development in the Group of the necessary processes for calculating and managing economic capital, the adjustment for regulatory capital maintained until now has been eliminated. This means that each business maintains the shareholders’ equity it manages and only in those cases where this figure is higher than the economic capital will be penalised. Otherwise no payment will be made to the business.

In accordance with the criteria established in the IFRS, the structure of the operating business areas is presented on two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. In addition, information is provided on the most representative management units in each one of them. The reported segments are:

•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), asset management and insurance and wholesale banking conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Central Hispano Network, Banesto, Portugal and Santander Consumer is set out.

In addition, small units outside the three geographic areas, whose relative importance in total business is not significant and which are extensions of the main areas, are included in Continental Europe.

•	United Kingdom (Abbey). This only covers Abbey’s business, mainly focused on retail banking and insurance activity in the UK.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

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January - September 2005
Information by segments	21

Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking which are managed globally throughout the world via a specific customer relations model developed by the Group over the last few years). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as in the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution networks, the Group uses, and remunerates through agreements, retail networks to place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

•	Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries with global management, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which cover everything by geographic area and businesses, the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the accelerated amortisation of goodwill but not, as previously stated, the costs related to the Group’s central services apart from corporate and institutional costs related to the Group’s functioning.

As the sum of the amounts of the operating geographic segments (main level) is the same as that of the operating business segments (secondary level), adding the results of Financial Management and Equity Stakes to one or other total gives the overall Group total.

Distribution of attributable income by operative geographical segments January-September 2005	Distribution of income before tax by operative business segments January-September 2005

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January - September 2005
22		Information by principal segments

Income statement and balance sheet principal segments
Million euros
		Operating areas					Continental Europe

			Variation (%)
	Jan-Sep 05	Jan-Sep 04	Total		w/o Abbey		Jan-Sep 05	Jan-Sep 04	Var. (%)

Income statement
Net interest income	8,297	6,144	35.04		12.56		4,130	3,674	12.39

Inc. from companies accounted by equity method	23	29	(18.19)		(24.64)		17	25	(33.23)

Net fees	4,460	3,439	29.69		9.43		2,337	2,226	4.97

Insurance activity	611	120	408.05		40.21		89	64	38.09

Commercial revenue	13,392	9,732	37.60		11.69		6,572	5,990	9.72

Gains (losses) on financial transactions	1,304	644	102.41		60.53		380	282	35.07

Gross operating income	14,696	10,376	41.63		14.72		6,952	6,271	10.86

Inc. non-financial services (net) and other operating inc.	136	121	11.94		(8.34)		181	159	13.87

General administrative expenses	(6,944)	(4,736)	46.61		8.64		(2,772)	(2,672)	3.72

Personnel	(4,149)	(2,983)	39.09		6.81		(1,916)	(1,855)	3.27

Other administrative expenses	(2,795)	(1,754)	59.40		11.75		(856)	(817)	4.73

Depreciation and amortisation	(732)	(592)	23.75		3.56		(378)	(376)	0.51

Net operating income	7,156	5,170	38.41		21.03		3,984	3,382	17.79

Net loan loss provisions	(1,034)	(1,171)	(11.66)		(32.53)		(614)	(898)	(31.67)

Other income	(145)	(74)	94.92		181.61		(36)	(65)	(44.91)

Income before taxes	5,977	3,925	52.27		33.96		3,334	2,419	37.82

Income from ordinary activity	4,389	3,018	45.42		29.14		2,373	1,728	37.35

Net consolidated income	4,376	3,024	44.70		28.45		2,360	1,728	36.56

Attributable income to the Group	4,107	2,796	46.89		29.31		2,264	1,643	37.80

Balance sheet
Loans and credits*	410,581	198,441	106.90		18.77		188,432	164,137	14.80

Trading portfolio (w/o loans)	111,217	28,503	290.19		67.29		25,372	14,191	78.79

Available-for-sale financial assets	35,160	29,684	18.45		18.38		18,961	16,050	18.14

Due from credit institutions*	110,879	91,537	21.13		(1.45)		63,794	70,185	(9.11)

Intangible assets and property and equipment	8,930	4,995	78.77		9.43		4,103	3,837	6.93

Other assets	72,892	27,333	166.68		15.61		17,463	18,084	(3.43)

Total assets/liabilities & shareholders' equity	749,659	380,493	97.02		17.16		318,125	286,484	11.04

Customer deposits*	300,563	160,331	87.46		17.46		125,690	116,781	7.63

Marketable debt securities*	60,406	24,180	149.82		22.35		24,822	17,929	38.45

Subordinated debt	12,642	2,225	468.19		24.77		1,508	1,693	(10.93)

Insurance liabilities	44,785	6,844	554.34		4.05		5,527	5,870	(5.84)

Due to credit institutions*	163,465	105,786	54.52		4.76		75,243	78,592	(4.26)

Other liabilities	143,773	63,015	128.15		35.46		71,606	53,674	33.41

Shareholders' equity	24,025	18,111	32.65		20.26		13,729	11,945	14.93

Off-balance-sheet funds	164,704	122,389	34.57		17.28		95,052	87,891	8.15

Mutual funds	108,560	90,665	19.74		13.46		80,993	75,108	7.83

Pension funds	42,853	20,999	104.07		30.39		9,284	7,630	21.69

Managed portfolios	13,292	10,725	23.93		23.93		4,775	5,153	(7.34)

Customer funds under management	583,101	315,969	84.54		17.53		252,599	230,163	9.75

Total managed funds	914,364	502,882	81.82		17.19		413,177	374,375	10.36

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.50	20.72	2.78	p.			22.40	18.74	3.66	p.

Efficiency ratio	45.97	44.09	1.88	p.	(2.28	p.)	38.20	40.81	(2.61	p.)

Efficiency ratio with depreciation and amortisation	50.88	49.70	1.18	p.	(2.82	p.)	43.50	46.66	(3.16	p.)

NPL ratio	0.90	1.17	(0.27	p.)	( 0.15	p.)	0.79	0.82	(0.03	p.)

Coverage ratio	174.31	193.48	(19.17	p.)	30.08	p.	246.95	224.42	22.53	p.

Number of employees (direct & indirect)	127,061	106,296	19.54%		(0.16%)		44,176	45,610	(3.14%)

Number of branches	10,049	9,267	8.44%		0.73%		5,282	5,205	1.48%

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January - September 2005
Information by principal segments		23

			Income statement and balance sheet principal segments
					Million euros
United Kingdom	Latin America
(Abbey)
Jan-Sep 05	Jan-Sep 05	Jan-Sep 04	Var. (%)

					Income statement
1,381	2,786	2,470	12.82		Net interest income

2	5	4	30.78		Inc. from companies accounted by equity method

697	1,427	1,213	17.62		Net fees

443	80	56	42.65		Insurance activity

2,522	4,298	3,743	14.84		Commercial revenue

270	654	363	80.31		Gains (losses) on financial transactions

2,792	4,952	4,105	20.62		Gross operating income

25	(70)	(38)	85.34		Inc. non-financial services (net) and other operating inc.

(1,798)	(2,374)	(2,064)	15.01		General administrative expenses

(963)	(1,270)	(1,128)	12.64		Personnel

(836)	(1,104)	(936)	17.87		Other administrative expenses

(119)	(234)	(215)	8.89		Depreciation and amortisation

899	2,273	1,788	27.14		Net operating income

(244)	(176)	(273)	(35.37)		Net loan loss provisions

64	(174)	(10)	—		Other income

719	1,923	1,506	27.76		Income before taxes

492	1,525	1,291	18.14		Income from ordinary activity

492	1,525	1,296	17.63		Net consolidated income

492	1,351	1,153	17.22		Attributable income to the Group

					Balance sheet
174,901	47,247	34,304	37.73		Loans and credits*

63,534	22,310	14,312	55.88		Trading portfolio (w/o loans)

22	16,178	13,634	18.66		Available-for-sale financial assets

20,670	26,415	21,352	23.71		Due from credit institutions*

3,463	1,363	1,158	17.73		Intangible assets and property and equipment

41,293	14,136	9,249	52.84		Other assets

303,884	127,650	94,010	35.78		Total assets/liabilities & shareholders' equity

112,237	62,637	43,550	43.83		Customer deposits*

30,821	4,764	6,251	(23.80)		Marketable debt securities*

9,866	1,268	532	138.27		Subordinated debt

37,664	1,594	975	63.58		Insurance liabilities

52,639	35,584	27,194	30.85		Due to credit institutions*

58,415	13,751	9,341	47.21		Other liabilities

2,244	8,052	6,166	30.59		Shareholders' equity

21,161	48,491	34,498	40.56		Off-balance-sheet funds

5,689	21,878	15,556	40.64		Mutual funds

15,473	18,096	13,369	35.35		Pension funds

—	8,517	5,572	52.86		Managed portfolios

211,748	118,754	85,806	38.40		Customer funds under management

325,046	176,141	128,507	37.07		Total managed funds

					(*).- Includes all stock of concept classified in the balance sheet

					Ratios (%) and other data
28.82	23.86	24.39	(0.53	p.)	ROE

63.85	47.02	49.24	(2.22	p.)	Efficiency ratio

68.09	51.75	54.48	(2.73	p.)	Efficiency ratio with depreciation and amortisation

0.74	1.95	2.99	(1.04	p.)	NPL ratio

70.69	183.16	150.02	33.14	p.	Coverage ratio

20,939	61,946	60,686	2.08%		Number of employees (direct & indirect)

714	4,053	4,062	(0.22%)		Number of branches

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January - September 2005
24		Information by principal segments

Continental Europe

Continental Europe includes all the activities carried out in this part of the world (i.e. both retail banking as well as asset management, insurance and global wholesale banking). The good earnings trend continued during the third quarter when the figures were much higher than in 2004 and continued the level of the previous quarters. In the case of the most recurrent lines, such as net interest income and fees, they were higher.

The results for the first nine months also compared very well with those of the same period of 2004. This was underscored by the 37.8% rise in attributable income. There were two main drivers. The first was the 17.8% increase in net operating income, the result of 10.9% growth in revenues with almost flat costs in real terms. The second was the reduced need for net loan-loss provisions, due to the high coverage levels already reached, in accordance with the new International Financial Reporting Standards (IFRS), which require lower provisions this year.

The income statement’s performance reflects greater activity, mainly lending, which continued to grow at a fast pace (+14%, eliminating securitisations), an improved efficiency ratio (-2.6 p.p. without depreciation and amortisation costs) and higher productivity. Business and attributable income per employee rose 15% and 41%, respectively.

Net interest income was EUR 4,130 million, 12.4% more than in the first nine months of 2004. This growth was due to the greater feeding through to the income statement of the rise in business volumes, the result of the stabilisation of spreads over the last few months. The trend was favourable in the four large business units included here. Of note was the Santander Central Hispano Network, whose net interest income rose 9.1% year-on-year, consolidating the change of trend produced in the first quarter.

Total fees and insurance activity increased 5.9% to EUR 2,426 million. Portugal and Banif registered the highest growth while that of the Santander Central Hispano Network and Banesto was more moderate. Santander Consumer’s were lower because of reduced securitisations. By products, the main factors driving the growth in fees are mutual and pension funds and insurance, fuelled by increased activity and volumes. Fees related to securities issues and means of payment also improve.

The higher gains on financial transactions reflect the growth in customers’ demand for treasury products.

As a result of the higher revenues, gross operating income grew 10.9% . This, together with general administrative expenses that rose 3.7% and a good performance in all units, produced an improvement of 2.6 p.p. in the efficiency ratio to 38.2%, without depreciation and amortisation costs, or 43.5% including them.

All units improved their efficiency ratios. The Santander Central Hispano Network, Banesto and Santander Consumer are already below 40% (without depreciation and amortisation costs) and Portugal at 43%.

Net operating income was 17.8% higher than in the first nine months of 2004 at EUR 3,984 million. The four large retail banking units, whose results are set out below and which generated 89% of total net operating income, registered growth of more than 15%.

Net loan loss provisions declined 31.7%, as the limit established by the Bank of Spain of 125% of the necessary generic provision has been reached. This means that as of now the only part that needs provisions is that resulting from the increase in lending.

As a result, the year-on-year pace of growth of net operating income doubled in attributable income (+37.8% to EUR 2,264 million).

Lending excluding securitisations rose 14%, and was stronger in Retail Banking (+19%) as in Wholesale Banking basic financing declined due to the lower needs of big companies.

As regards total lending, Banesto Retail Banking’s increased 27%, the Santander Central Hispano Network’s 14% and Santander Consumer’s 25% (all excluding securitisations). Deposits and mutual and pension plans rose 8%.

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January - September 2005
Information by principal segments		25

Continental Europe. Main units
Million euros

	Santander Central						Santander
	Hispano Network			Banesto			Consumer			Portugal

	Jan-Sep 05	Var. (%)		Jan-Sep 05	Var. (%)		Jan-Sep 05	Var. (%)		Jan-Sep 05	Var. (%)

Income statement
Net interest income	1,537	9.10		823	9.55		1,015	31.71		472	2.72

Inc. from companies accounted by equity method	—	—		0	(98.38)		16	35.58		—	—

Net fees	1,154	5.24		409	5.15		117	(22.85)		236	14.88

Insurance activity	—	—		22	48.78		—	—		18	52.63

Commercial revenue	2,691	7.41		1,254	7.40		1,148	22.91		726	7.28

Gains (losses) on financial transactions	155	47.91		78	24.95		33	63.77		27	17.96

Gross operating income	2,847	9.04		1,332	8.30		1,182	23.78		753	7.63

Inc. non-financial services (net) and other operating inc.	(4)	—		179	26.49		16	(19.32)		(7)	(15.07)

General administrative expenses	(1,113)	(0.07)		(601)	3.65		(378)	15.27		(324)	1.41

Personnel	(849)	(0.17)		(449)	5.44		(179)	15.64		(211)	(0.30)

Other administrative expenses	(264)	0.28		(151)	(1.31)		(199)	14.94		(113)	4.79

Depreciation and amortisation	(180)	(6.74)		(77)	3.28		(39)	42.47		(43)	1.55

Net operating income	1,550	18.09		833	16.16		781	26.13		379	15.01

Net loan loss provisions	(205)	(47.00)		(108)	(3.47)		(252)	5.89		(51)	13.58

Other income	(8)	(11.18)		(13)	—		(5)	(71.65)		(1)	(97.51)

Income before taxes	1,337	45.90		711	17.41		524	43.74		328	33.01

Income from ordinary activity	962	46.08		479	17.97		365	41.14		268	25.56

Net consolidated income	962	46.08		479	17.97		365	41.14		268	25.56

Attributable income to the Group	962	46.04		385	16.47		365	41.05		267	30.76

Balance sheet
Loans and credits*	79,988	12.63		44,950	24.54		27,265	28.22		18,020	(2.54)

Trading portfolio (w/o loans)	—	—		4,944	210.09		1	(78.71)		977	16.66

Available-for-sale financial assets	1	(34.34)		8,809	8.32		61	(3.92)		8,509	36.20

Due from credit institutions*	96	12.38		14,070	28.54		5,128	(8.76)		9,361	(38.13)

Intangible assets and property and equipment	1,652	7.00		1,542	17.34		355	(10.91)		442	3.32

Other assets	842	(37.39)		6,086	5.31		1,193	18.10		3,396	17.75

Total assets/liabilities & shareholders' equity	82,578	11.60		80,403	25.90		34,003	19.90		40,705	(7.52)

Customer deposits*	41,009	(3.00)		35,009	16.70		13,280	17.99		12,583	10.23

Marketable debt securities*	3	(90.85)		17,148	84.01		2,765	1.91		3,163	(21.63)

Subordinated debt	—	—		1,161	(8.35)		102	(12.07)		245	(21.03)

Insurance liabilities	—	—		1,357	(43.33)		—	—		2,437	30.69

Due to credit institutions*	24	(4.94)		14,365	23.19		14,782	18.26		18,286	(14.65)

Other liabilities	35,565	34.75		8,838	28.29		2,012	86.63		2,408	(29.64)

Shareholders' equity	5,976	13.60		2,524	8.36		1,062	52.07		1,583	2.62

Off-balance-sheet funds	52,569	16.10		14,285	12.22		298	27.78		6,942	(10.48)

Mutual funds	47,156	16.47		11,860	5.81		263	23.20		5,681	15.81

Pension funds	5,413	12.95		1,406	15.20		35	77.71		986	16.27

Managed portfolios	—	—		1,019	239.14		—	—		276	(86.24)

Customer funds under management	93,581	6.83		68,961	23.78		16,445	14.86		25,370	(0.04)

Total managed funds	135,147	13.31		94,688	23.63		34,301	19.96		47,648	(7.97)

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.79	4.87	p.	19.81	1.42	p.	47.83	(5.37	p.)	21.01	3.41	p.

Efficiency ratio	38.30	(3.20	p.)	38.53	(2.51	p.)	31.53	(2.08	p.)	43.00	(2.64	p.)

Efficiency ratio with depreciation and amortisation	44.60	(4.26	p.)	43.67	(2.87	p.)	34.77	(1.63	p.)	48.72	(2.98	p.)

NPL ratio	0.59	(0.03	p.)	0.49	(0.15	p.)	2.35	0.11	p.	1.15	0.03	p.

Coverage ratio	284.78	39.00	p.	380.09	96.36	p.	124.66	(3.58	p.)	244.38	39.60	p.

Number of employees (direct & indirect)	19,124	(3.89%)		10,899	(3.05%)		5,073	(0.37%)		6,301	(3.17%)

Number of branches	2,597	1.33%		1,698	0.41%		255	2.41%		677	3.99%

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January - March 2005
26		Information by principal segments

Santander Central Hispano Network

The Santander Central Hispano Network continued to consolidate in the third quarter the growth trends of previous quarters. All revenue lines grew at a faster pace than in the first half of 2005. Attributable income amounted to EUR 962 million, 46.0% more than in the first nine months of 2004.

The main drivers were the pick-up in net interest income, the good performance of net fees and of gains on customer financial transactions, cost control and reduced needs for loan-loss provisions.

Net interest income rose was 9.1% higher than in the first nine months of 2004 at EUR 1,537 million. It improved from quarter to quarter (+4.4% y-o-y in the first to 12.5% in the third).

The main factor at play here was the appropriate balance between business expansion, reflected in 14% growth in the monthly average balances of lending and 9% in customer funds, and efficient pricing management, which produced an improvement, albeit a modest one, in the portfolio’s spreads since the beginning of the year.

Net fees and gains on financial transactions maintain the positive trend of previous quarters and contributed EUR 1,495 million, of which EUR 186 million were financial fees (recorded in net interest income), EUR 606 million services fees, EUR 540 million mutual and pension funds and securities and EUR 155 million gains on customer financial transactions (mainly interest rate and currency futures and options). The overall growth was 11.7% .

Gross operating income was 9.0% higher in the first nine months at EUR 2,847 million. Growth is solid and sustained (+11.0% in the third quarter).

This performance is even more noteworthy if one bears in mind that it was achieved with lower operating costs (-1.1%) . The combination of higher revenues and lower costs has a multiplying effect on net operating income, which rose 18.1% year-on-year to EUR 1,550 million (+22.6% quarter-on-quarter).

The efficiency ratio improved by 3.2 points to 38.3% (without depreciation and amortisation costs). The recurrence ratio (fees as a percentage of the costs to achieve them) stood at 104% (118% including gains on customer financial transactions).

Loan-loss provisions amounted to EUR 205 million in the first nine months, 47.0% lower than the EUR 388 million in the same period of 2004. This reflected the excellent credit risk quality (NPL ratio of 0.59%) and the lower need for loan-loss provisions than in 2004, in accordance with the criteria of the new accounting rules. NPL coverage increased to 285%.

As a result of higher net operating income and lower provisions, attributable income was EUR 962 million, 46.0% more than in the first nine months of 2004 (+EUR 303 million).

The different customer segments as well as product lines made a balanced contribution to revenue – and income –generation, and always characterised by continuous innovation. Both loans and funds grew solidly and in an orderly fashion: in individuals (11% in loans and 4% in funds) and in companies and institutions (18% in loans and 23% in funds). Growth by products was also balanced, both in lending (mortgages, +16%; leasing/renting, +15%; credits, +20% and loans, +13%) as well as in funds (demand deposits,+8%; time deposits and mutual funds, +8% and pensions, +13%).

Business during the third quarter, one of a particular seasonal nature, was guided by the campaigns launched in the second quarter, focused on capturing and forging close relations with customers, boosting funds and a drive in mortgages. Of note among the campaigns was the one to domicile payrolls (43,000 new ones).

Management of borrowed funds was backed, on the one hand, by fixed-term products and mutual funds (which compete in a market characterised by aggressive pricing in direct banking) and, on the other, by daily activity with customers (current and savings accounts). During the third quarter EUR 2,560 million of net funds (over monthly average balances) were captured.

Lastly, mortgages focused on the "Super Revolución" range of products, which combine attractive conditions with flexible repayment periods. This new range has so far reached EUR 2,500 million in the quarter.

Banesto

The sustained growth in business, focused on targeted segments, produced a gain in market share, together with cost control and credit risk quality, Grupo Banesto achieved quality results in the third quarter and a faster pace of growth in income lines.

Like the other areas, Banesto’s figures were drawn up again on the basis of the criteria set out on pages 20 and 21 of this Report. This means that the data that follows does not coincide with those published independently by Banesto.

Net interest income amounted to EUR 823 million, 9.5% higher than in the first nine months of 2004. This was the result of strong activity and appropriate management of prices.

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January - March 2005
Information by principal segments		27

Net fees from services increased 5.2% year-on-year to EUR 409 million, with balanced growth in all revenue lines. Those from mutual and pension funds, which amounted to EUR 136 million, grew at a slower pace, largely due to the policy of capturing funds which was more focused on time deposits and so limited the growth in these funds. Insurance activity was very favourable with revenues of EUR 22 million, 48.8% more than in the first nine months of 2004.

Gains on financial transactions continued to reflect the good reception given by customers to treasury products. They amounted to EUR 78 million, 25.0% more than in the first nine months of 2004.

As a result, gross operating income increased 8.3% year-on-year to EUR 1,332 million.

Operating costs grew 3.7%, consistent with the Group’s discipline in cost control, and combined with higher gross operating income produced a further improvement in the efficiency ratio (to 38.5% at the end of September from 41.0% a year earlier, not including depreciation and amortisation costs).

Net operating income amounted to EUR 833 million, 16.2% more than in the first nine months of 2004.

The net loan-loss provision of EUR 108 million was 3.5% less than a year earlier. Net specific allowances amounted to EUR 2 million, 92% lower than in the first nine months of 2004. The generic allowance was EUR 106 million (EUR 90 million in the 2004 period), due to the rise in lending.

Income before taxes was up 17.4% at EUR 711 million. Net attributable income was EUR 385 million, 16.5% higher than in the first nine months of 2004.

Lending, adjusted for securitisations, amounted to EUR 47,239 million (+23% y-o-y).

Lending growth went hand in hand with careful control of credit risk quality. The ratio of non-performing loans was 0.49% at September 30, 2005, below the 0.64% registered a year earlier. NPL coverage also fared well and increased from 284% to 380% in the year to September.

On-balance sheet customer funds rose 27% year-on-year to EUR 54,675 million and off-balance sheet funds increased 12%. Total managed funds were 24% higher than in September 2004 at EUR 68,961 million.

Santander Consumer

Santander Consumer reached an agreement during the third quarter to acquire 50.001% of Portugal’s Interbanco for EUR

110 million. This agreement is part of an alliance with Soluções Automóvel Globais (SAG) to jointly develop consumer and auto finance activities in Portugal, as well as the renting of vehicles in Spain and Portugal.

The next step will be taken during 2006 when the business of Hispamer Portugal and Interbanco will be integrated into a new company, 60% controlled by Santander Consumer. This company will be Portugal’s leader in auto finance (market share of 12% in auto finance).

Santander Consumer also began to operate during the third quarter in the United Kingdom via its subsidiary Santander Consumer UK. Both operations deepen the Group’s selective expansion strategy in Europe’s consumer finance market and join others made over the last 12 months (integration of Elcon and Bankia in Norway and of Abfin in the Netherlands).

Attributable income was 41.1% higher than in the first nine months of 2004 at EUR 365 million, largely due to organic growth in business and, to a lesser extent, new acquisitions, which contributed EUR 18 million. Excluding them, attributable income increased 34.0% .

Gross operating income amounted to EUR 1,182 million, 23.8% more than in the first nine months of 2004. This rise was far more than that for operating costs (+17.5%) and is reflected in an increase of 26.1% in net operating income and an improvement of 2 p.p. in the efficiency ratio to 31.5% (not including depreciation and amortisation costs).

This growth was accompanied by high credit risk quality, enabling stable provisions to spur attributable income. The ratio of non-performing loans (2.35%) and NPL coverage (125%) were at very notable levels for consumer finance business.

Santander Consumer’s new lending amounted to EUR 14,184 million at the end of the third quarter, 29.7% more year-on-year (+17.4% excluding incorporations). Managed assets totalled EUR 30,359 million. All products grew (autos, +30.7%; consumer finance and cards, +23.1% and direct lending, +34.8%) .

On the liabilities side, customer deposits amounted to EUR 13,280 million, 18.0% more than in September of 2004. In order to strengthen this trend, Santander Consumer relaunched its direct banking unit in Spain. The campaign, under its new name Openbank, captured in the third quarter EUR 230 million of new deposits and more than 10,000 new customers.

Portugal

Santander Totta generated attributable income of EUR 267 million, 30.8% more than in the first nine months of 2004.

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January - September 2005
28	Information by principal segments

This increase was based on strong growth in business and in revenues from retail banking, flat costs and contained non-performing loans.

All lines of retail banking progressed, particularly the most recurrent revenues. Net fees increased 14.9%, in line with the sustained growth in business of previous quarters and a strong contribution from mortgages (+36.0%), insurance (+36.2%) and cards (+12.7%) .

The 7.6% rise in gross operating income, combined with almost flat costs (+1.4%), produced a further improvement in the efficiency ratio from 45.6% in September 2004 to 43.0% a year later and a 15.0% increase in net operating income.

As regards commercial activity, total lending increased by 10% (including securitisations), above the average market growth. Mortgages (+11%) and consumer lending (+11%) continued to grow strongly, as well as loans for micro-companies (+20%).

The ratio of non-performing loans was 1.15%, compared to 1.12% in September 2004 (0.87% and 0.95% respectively,

including securitisations). NPL coverage rose from 205% to 244% in September 2005.

In customer funds, capitalisation insurance (+26%) and mutual funds (+16%) continued to lead the capturing of funds.

The magazine Exame, like Euromoney in July 2005, awarded Santander Totta its prize for "Best Bank in Portugal" in 2004, for the fourth year running.

Others

The rest of businesses (Banif, Asset Management, Insurance and Global Wholesale Banking) generated attributable income of EUR 285 million, 49.4% more than in the first nine months of 2004.

Banif’s performance underscored the success of the new service of a single and global model for customers. It combines, within personalised advice, a range of high value added services and other basic ones. This strategy produced year-on-year growth of 40.5% in net operating income and 59.5% in attributable income.

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January - September 2005
Information by principal segments	29

United Kingdom (Abbey)

Abbey became part of Grupo Santander on November 12, 2004 and at December 31, 2004 only its balance sheet consolidated within the Group. The results of the first three quarters of 2005 have been consolidated with the Group's since January 1, 2005.

Like other businesses, Abbey’s income statement has been drawn up in accordance with the criteria set out on pages 20 and 21 of this Report; as a result the figures given here do not coincide with its own.

The focus in the third quarter was centred on the strategic objectives set for the year, which are: stabilise recurrent revenues, boost productivity in sales and cut costs. Progress was made on all fronts.

•	Revenues in the third quarter were higher than those of the second, despite the impact of seasonal factors of the quarter. Spreads have improved slightly in the quarter, because of the improved mix of mortgage business and the favourable effect of a lower Libor. Additionally, net fees from current accounts and personal loans increased.

•	Business activity was stronger in the third quarter. Gross mortgage lending surpassed EUR 11,800 million, 21% more than the second quarter in sterling. The market share reached 10.0%. Net lending, after discounting repayments, amounted to EUR 2,200 million (market share of 5.9%), double that of the second quarter.

•	In savings, deposits continued to increase despite seasonal factors, with a net inflow of EUR 1,100 million during the third quarter. Other banking activity was also strong: personal loans rose 31% in local currency terms and the number of new current accounts increased 5%.

•	R estructuring costs for the first nine months amounted to £151 million or EUR 220 million (EUR 37 million in the first quarter, EUR 83 million in the second and EUR 100 million in the third).

Net operating income for the first nine months was EUR 899 million and attributable income EUR 492 million (£337 million at an average exchange rate of EUR 1.4597) .

Gross operating income was EUR 2,792 million, with the third quarter figure higher than the second. Net interest income was EUR 1,381 million, due to the stability of spreads and an increase in volumes. Net fees increased in the third quarter, spurred by those related to current accounts and personal loans.

General administrative expenses amounted to EUR 1,798 million including restructuring costs. This performance is improving our initial expectations, putting us in a position to surpass the year’s objective.

Net loan-loss provisions were EUR 244 million in the first nine months. The non-performing loans ratio was 0.74% at the end of September and coverage 71%.

As regards mortgages, Abbey’s credit quality indices (0.68% in arrears of more than three months) are better than the market’s average. The NPL ratio in unsecured personal loans was 2.85%, decreasing for the second consecutive quarter. These loans only account for around 3% of Abbey’s total lending and, therefore, their overall effect is moderate.

The assets of the former wholesale banking activities were reduced by 3% in the quarter to £3,200 million. Most of these assets correspond to Porterbrook (which leases rolling stock to UK railway operators).

Abbey’s retail banking operations generated income before taxes of EUR 559 million and insurance business contributed EUR 160 million.

Customer loans amounted to EUR 176,000 million and managed customer funds stood at EUR 212,000, both with a new improvement during the third quarter.

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January - September 2005
30	Information by principal segments

Latin America

Grupo Santander generated attributable income in Latin America of EUR 1,351 million in the first nine months (+17.2% y-o-y and +11.8% excluding the exchange rate impact).

Retail Banking continued to be the engine of growth, reflecting the rise in customer business. As a result, its attributable income rose 30.3% (+24.8% excluding the exchange rate impact).

These results were achieved in an expanding economic environment, which is moving towards more sustainable growth rates (GDP at around 4% in 2005 and 2006) and, whose economies, thanks to the reforms undertaken, are less vulnerable to external shocks. Stronger exchange rate stability, due to the recovery in capital inflows and increases in country’s international reserves, lower inflation expectations and a reduction in GDP/debt ratios, because of stricter fiscal policies, are improving the region’s macroeconomic prospects as viewed by markets and rating agencies.

This positive performance is producing a solid expansion of the Latin American financial system, with nominal growth in deposits and mutual funds (+17%) and gross lending (+20%) higher than that of GDP, particularly in the segment for individual customers and in products such as loans other than mortgages and time deposits. Banking groups such as Santander are playing a major role in this rise in the level of "bankarisation" by improving the access of economic agents to loans and other products.

Grupo Santander has 4,053 branches in Latin America, 19.0 million customers (including more than 800,000 companies), and 61,946 employees. Its global share of the region’s banking business (loans + deposits + mutual funds) is 9.7% (weighted average of the market share in each of the countries where the Group operates). Its share increased 21 b.p. in the year to September. Additionally the Group has a 12.3% market share of pension plans.

The Group’s business model for Latin America is clearly focused on the customer, highly segmented, backed by technology and with appropriate management of costs and risks. Since the end of 2003, it has focused on business growth and development of recurrent revenues. The bright macroeconomic outlook for the region and its financial stability are enabling the Group to continue to expand its retail businesses.

The main developments of the Group’s activity in during the first nine months were:
•	The pace of growth in lending continued to accelerate in the main countries where the Group operates and it was faster than the market’s, increasing our market share (excluding papers to IPAB in Mexico) to 11%. Total business, without the exchange rate impact, rises to 17% year-on-year (excluding IPAB in Mexico). The Group’s continued focus on strengthening businesses with the greatest degree of revenue recurrence resulted in year-on- year rises of 32% and 40% in lending to individuals and SMEs, respectively.

•	In funds, on-balance sheet deposits (without REPOs) increased 22%, excluding the exchange rate impact, while mutual funds rose 23%. Total savings (the sum of deposits and mutual funds) rose 22%. Pension funds grew 21% year-on-year.

•	Commercial revenue increased 14.8% (+9.7% eliminating the exchange rate impact). A very positive factor here was the strong growth in business with customers, while the rise in short-term nominal interest rates (of 29% for the whole region) positively benefited the spreads on retail businesses; the spreads on financial businesses, however, were negatively affected by the profile adopted by the interest rate curve.

•	The Group’s strong drive to develop banking/business services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance) produced growth of 12.4% in total fees (excluding the exchange rate impact).

•	Gains on financial transactions increased 63.5% year-on- year (without exchange rate impact).

•	Gross operating income rose 14.4% (excluding the exchange rate impact) to EUR 4,952 million.

•	General administrative expenses increased 15.0% year-on- year (+8.7% excluding the exchange rate impact). The region’s average inflation rate was around 6%.

•	Net loan-loss provisions were 39.9% lower (excluding the exchange rate impact), maintaining the risk premium well controlled even though the segments with the highest premium (and also with the largest net return) are those growing the most.

•	The credit quality ratios improved further. The non- performing loans ratio fell 1.04 points to 1.95% and NPL coverage rose 33 points to 183%.

•	The efficiency (47.0% excluding depreciation and amortisation costs) and recurrence (60.1%) ratios were also better than in the first nine months of 2004 (2.2 and 1.3 points, respectively).

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January - September 2005
Information by principal segments	31

•	Latin America Retail Banking’s gross operating income increased 16.5%, net operating income rose 27.6% and income before taxes 24.8%. Asset Management and Insurance, and Wholesale Banking also registered growth.

In order to better interpret the information, the following factors should be taken into account when analysing the figures for the first nine months of 2005:

•	The earnings performance in euros was affected by exchange rates. The dollar, the currency used to manage the area, fell 2.9% against the euro (average exchange rate of the first nine months of 2005 against that of the same period of 2004).

The dollar’s slide against the euro was offset by the appreciation of some Latin American currencies against the dollar, particularly the Brazilian real, the Chilean peso and, to a lesser extent, the Mexican peso. Against the euro, the average exchange rate of the Brazilian real appreciated from 3.64 to 3.13 per euro and the Chilean peso from 753 to 719, while the Mexican peso remained at 13.8. The Venezuelan Bolivar (which was devalued on March 3, 2005 to 2,150 per dollar) slid from 2,293 to 2,646.

•	Short-term interest rates, for the region as a whole, tended to rise during 2004 and in the first half of 2005, but began to fall in the third quarter in Brazil and Mexico. Average nominal short-term interest rates, between the first nine months of 2004 and the same period of 2005, rose sharply in Brazil (21%), Chile (80%), Mexico (46%) and Puerto Rico (145%), while falling in Venezuela (-10%). The Group, through appropriate management of balance sheet, business and monetary items, is always focused on controlling market risks and on maximising the results.

In general terms, the rise in the region’s short-term interest rates had a positive impact on the higher spreads of commercial business in some countries, while the profile adopted by long-term interest rate curves, which flattened and even inverted in some cases, dented the revenues of financial and market businesses in Brazil and Mexico.

Latin America. Results
Million euros
	Gross operating		Net operating		Attributable income
	income		income		to the Group

	Jan-Sep 05	Var. (%)	Jan-Sep 05	Var. (%)	Jan-Sep 05	Var. (%)

Brazil	1,912	26.47	862	27.73	468	9.62

Mexico	1,145	18.47	488	19.36	283	13.78

Chile	798	19.55	432	36.50	241	38.87

Puerto Rico	197	1.57	66	8.63	37	(1.21)

Venezuela	300	10.32	143	12.70	101	13.20

Colombia	86	26.66	35	50.49	34	54.63

Argentina	280	27.67	122	60.96	61	117.12

Rest	233	13.25	127	23.95	126	(0.55)

Total	4,952	20.62	2,273	27.14	1,351	17.22

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January - September 2005
32	Information by principal segments

Latin America. Main units
Million euros
	Brazil			Mexico			Chile

	Jan-Sep 05	Var. (%)		Jan-Sep 05	Var. (%)		Jan-Sep 05	Var. (%)

Income statement
Net interest income	952	7.61		738	15.18		547	23.41

Inc. from companies accounted by equity method	1	85.13		0	—		0	(45.05)

Net fees	471	28.58		341	8.86		190	22.09

Insurance activity	28	48.75		14	55.40		17	30.41

Commercial revenue	1,451	14.30		1,093	13.50		755	23.13

Gains (losses) on financial transactions	461	90.32		52	—		44	(20.47)

Gross operating income	1,912	26.47		1,145	18.47		798	19.55

Inc. non-financial services (net) and other operating inc.	(1)	—		(51)	52.26		(2)	(47.28)

General administrative expenses	(938)	23.49		(562)	16.66		(327)	8.67

Personnel	(505)	21.56		(277)	10.36		(197)	9.49

Other administrative expenses	(432)	25.83		(285)	23.52		(130)	7.46

Depreciation and amortisation	(112)	41.20		(45)	4.17		(36)	(20.27)

Net operating income	862	27.73		488	19.36		432	36.50

Net loan loss provisions	(93)	(32.47)		(34)	(6.68)		(67)	11.98

Other income	(48)	—		(37)	—		(25)	45.63

Income before taxes	720	29.46		417	12.54		341	41.92

Income from ordinary activity	478	9.36		388	13.13		282	42.16

Net consolidated income	478	9.36		388	13.13		282	38.30

Attributable income to the Group	468	9.62		283	13.78		241	38.87

Balance sheet

Loans and credits*	9,559	72.19		12,750	30.13		13,710	36.63

Trading portfolio (w/o loans)	3,335	163.32		16,773	51.53		1,340	(6.87)

Available-for-sale financial assets	5,971	15.38		5,555	51.37		1,058	3.55

Due from credit institutions*	10,691	62.16		7,882	(3.84)		2,815	54.32

Intangible assets and property and equipment	462	42.52		318	7.05		313	14.36

Other assets	5,983	55.06		4,134	73.12		1,954	30.08

Total assets/liabilities & shareholders' equity	36,002	58.12		47,412	33.86		21,191	31.66

Customer deposits*	10,441	78.55		22,513	44.03		12,326	37.31

Marketable debt securities*	438	(34.35)		2,357	(20.56)		1,519	(9.88)

Subordinated debt	408	—		63	—		798	49.87

Insurance liabilities	1,010	85.04		60	41.12		41	56.21

Due to credit institutions*	14,052	58.25		16,787	28.44		3,782	29.71

Other liabilities	7,015	41.15		3,666	64.57		1,295	62.63

Shareholders' equity	2,637	41.86		1,966	32.88		1,431	22.98

Off-balance-sheet funds	11,381	53.81		9,383	36.63		9,844	38.94

Mutual funds	10,815	54.03		6,180	47.54		2,922	34.76

Pension funds	—	—		3,203	19.57		6,922	40.78

Managed portfolios	565	49.64		—	—		—	—

Customer funds under management	23,678	63.75		34,376	34.76		24,527	33.99

Total managed funds	47,382	57.06		56,795	34.31		31,035	33.88

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.19	(6.13	p.)	21.10	(1.48	p.)	24.48	5.61	p.

Efficiency ratio	46.96	(1.29	p.)	48.91	(0.79	p.)	41.03	(4.10	p.)

Efficiency ratio with depreciation and amortisation	52.82	(0.67	p.)	52.81	(1.33	p.)	45.58	(6.38	p.)

NPL ratio	2.92	0.84	p.	0.85	(0.38	p.)	2.45	(0.91	p.)

Coverage ratio	147.80	(89.33	p.)	280.50	27.20	p.	160.75	36.34	p.

Number of employees (direct & indirect)	21,714	2.41%		13,578	9.00%		11,203	(1.44%)

Number of branches	1,898	0.64%		1,010	(1.08%)		360	(4.26%)

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January - September 2005
Information by principal segments	33

The performance by countries was as follows:

Brazil

Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the southeast of Brazil, the strategically key area for the Group where close to 98 million people live and which generates 70% of Brazil’s GDP. The Group has 1,898 branches in Brazil and 6.7 million individual customers.

The Brazilian economy is consolidating its expansion in 2005, albeit at a more moderate pace than in 2004. The authorities are continuing to implement economic policies aimed at maintaining the primary surplus and controlling inflation.

The Group’s focus in 2005 is to strengthen the most recurrent businesses and gain market share. This produced a 25% rise in total lending in the first nine months, excluding the exchange rate impact, with strong growth in lending to individual customers (credit cards, loans associated with payrolls, auto financing, consumer loans, etc), SMEs and companies. As a result, the market share of total loans reached 5.8% . Deposits (excluding REPOs) and mutual funds increased 25% (market share of 4.6%) . Emphasis has been placed on retail savings, where we have an 8.1% market share in mutual funds

Attributable income rose 9.6% year-on-year to EUR 468 million (-5.8% excluding the exchange rate impact), not including the tax impact, income before taxes rose 29.5% (+11.3% excluding exchange rate effect).

Commercial revenue declined 1.7% (without exchange rate impact). The main positive factor at play was the strong growth in business volumes and the negative ones the slight narrowing of spreads and, particularly, the decline in revenues from financial business, as a result of the negative slope of the yield curve and the lower yield on bonds linked to wholesale inflation.

Excluding the exchange rate impact, net fees and insurance increased 11.4%, growing in the last five (out of six) quarters, and general administrative expenses rose 6.2% (flat in the last three quarters). This produced an increase of 9.8% in net operating income without the exchange rate impact.

The efficiency ratio was 47.0% at the end of September (without depreciation and amortisation costs), the recurrence ratio 50.2%, ROE 24.2%, the NPL ratio 2.92% and NPL coverage 148%.

By segments, and excluding the exchange rate impact, Retail Banking’s net operating income increased 18.1% and its income before taxes 15.7% . Asset Management’s income before taxes also grew strongly and Global Wholesale Banking’s increased 0.9% in local currency.

Mexico

Santander Serfin is the third largest banking Group in Mexico by business volume, with a market share in loans of 16.3%, 15.9% in deposits and mutual funds and 7.8% in pensions. The Group has 1,010 branches and 6 million customers in Mexico (700,000 new customers in the first nine months of 2005). Additionally, the Bank has 3.1 million participants in pension plans. Although Banco Santander Mexicano and Banca Serfin have been managed as one single financial institution since December 2002, the merger of the two banks did not become effective until January 1, 2005.

The Mexican economy remained strong in 2005, with good prospects for 2006. The central bank’s monetary policy has reduced inflationary tensions (expectations of around 4%). The comfortable balance of payments situation and the high level of international reserves have helped to achieve a stable exchange rate.

The Group continues to focus in 2005 on a profitable increase in its businesses, as was the case in prior years and in line with its medium-term strategic plan. Total lending, excluding papers IPAB, increased 22%, after eliminating the exchange rate impact, enabling Santander Serfin to consolidate its gain in market share (+1.0 points in the year to September 2005), with notable rises in strategically important products. The annual rate of growth in consumer loans and credit cards was 83%, well above the average of the financial system.

Deposits excluding REPOs and mutual funds grew 21% excluding the exchange-rate impact. Their gain in market share was 1.2 points in the year to September. Of note was that in demand deposits (0.6 points).

Attributable income was EUR 283 million in the first nine months, 13.8% more than in the same period of 2004 (+13.7% excluding the exchange rate impact). One factor at play was the very positive impact of the sharp rise in business, while interest rates, which increased 309 b.p. on average, benefited the spread of retail businesses but eroded the revenues of financial businesses.

Commercial revenue increased 13.4% . Net fees and insurance grew 10.1% . General administrative expenses, basically emanating from the increase in business infrastructure (937 more ATMs since September 2004), and costs linked to business development, as well as the increase in taxes, rose 16.6% . The strong rise in revenues pushed up net operating income by 19.3% . All percentages exclude the exchange rate impact.

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January - September 2005
34	Information by principal segments

The efficiency ratio was 48.9% (without depreciation and amortisation costs), the recurrence ratio 60.7% and ROE 21.1%, while the non-performing loans ratio of 0.85% and coverage of 281% continued to underline the high credit risk quality.

By segments, and without the exchange rate effect, the net operating income of Retail Banking increased 16.1% and income before taxes rose 4.3% . That of Asset Management and Insurance and Global Wholesale Banking grew 19.7% and 43.7% respectively.

Chile

Santander Santiago is the largest financial group in the country and has the most solid and diversified banking franchise, as underscored by its market shares: 23.1% in loans, 21.9% in deposits and mutual funds and 11.6% in pensions. It has 360 branches, 2.1 million banking customers and 617,000 participants in pension plans.

As in 2004, the Chilean economy is growing strongly in 2005, and expectations for 2006 are excellent. Particularly noteworthy is the strong increase in investment, the main engine of economic growth. The Central Bank will prolong its gradual rise in interest rates, gradually reducing the monetary stimulus and returning to positive real interest rates.

Santander Santiago is focusing on profitable growth in businesses, particularly retail segments. Lending increased 11% (+23% to individuals) and deposits (without REPOs) and mutual funds grew 20% year-in-year (all excluding the exchange rate impact). These rates have produced a gain in market share since September 2004 of 0.5 points in lending to individuals and 0.8 points in deposits and mutual funds.

Attributable income amounted to EUR 241 million in the first nine months, 38.9% more than in the same period of 2004 (+32.5% eliminating the exchange rate impact). This was the result of the combination of higher growth in commercial revenues (+17.5% excluding the exchange rate impact) and containment of general administrative costs (+3.7%, excluding the exchange rate impact).

The ratios are very good: efficiency 41.0% (without depreciation and amortisation costs), recurrence 58.1%, ROE 24.5%, non-performing loans 2.45% and coverage 161%.

By segments and excluding the exchange rate impact, Retail Banking’s net operating income rose 50.7% (strong increase in revenues and flat costs) and income before taxes increased 57.8%.

Puerto Rico

Santander Puerto Rico is one of the largest groups in Puerto Rico, with a market share of 10.9% in loans,

12.9% in deposits and 22.5% in mutual funds. It has 73 branches.

The Group is focusing in 2005 on growth in the most profitable businesses, particularly with individual customers (consumer loans and mortgages) and medium-sized companies. In line with these objectives, lending increased 18% year-on-year and deposits (excluding REPOs) and mutual funds rose 30%. This produced a gain of 1.1 points in the deposits market share and, within this, 0.4 in demand deposits.

Attributable income of the entities that constitute the Group was 1.2% lower at EUR 37 million in the first half (+1.8% excluding the exchange rate impact). This decline, in euros, was due to the higher tax burden as income before taxes increased 43.2% thanks to the rise in gross operating income, reduced costs and lower loan loss provisions.

The efficiency ratio was 58.8% (without depreciation and amortisation costs), the recurrence ratio 43.1% and ROE 12.8% . The ratio of non-performing loans was 1.77% and coverage 157%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 14.8% in loans and 13.1% in deposits. It has 246 branches and 2.2 million customers.

With oil prices high, the Venezuelan economy is expected to grow in 2005 above its potential rate and will continue to enjoy a strong current account surplus.

The main focus of management in 2005 is the profitability of business and boosting recurrent revenues, with the emphasis on higher lending and a rise in transactional deposits (of high liquidity and low cost). Lending in the first nine months, eliminating the exchange rate impact, increased 70% year-on-year and the aggregate of deposits (excluding REPOs) and mutual funds rose 68%. As a result, in loans the market share remained stable at 14.8%, and in customer funds it increased by 0.7 points.

Thanks to this strategy, commercial revenue grew 19.7%, excluding the exchange rate impact, and attributable income amounted to EUR 101 million (+30.6% excluding the exchange rate impact).

The efficiency (without depreciation and amortisation costs) and recurrence ratios were 43.0% and 50.3%, respectively. ROE stood at 42.8%, the ratio of non-performing loans was 1.68% and coverage 392%.

Colombia

The Colombian economy will grow by close to 4% for the third year running.

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January - September 2005
Information by principal segments	35

Business continued to expand. Lending increased 7% year-on-year and deposits (excluding REPOs) and mutual funds rose 43%. These increases were the result of a business model focused on selective growth and efficient management of costs.

Attributable income was EUR 34 million, 39.3% more than in the first nine months of 2004 (excluding the exchange rate impact). The credit risk quality indicators remained excellent (NPL ratio of 0.87% and coverage of 311%).

Other countries

The Argentine economy continues to recover, fuelled by strong domestic demand and solid growth of exports. One of the main developments this year has been the high level of acceptance (76%) by creditors of the government’s foreign debt restructuring plan.

Lending to private sector was very focused on SMEs and individuals, with a market share increase of 1.2 points. Deposits (excluding REPOs) and mutual funds increased 41% (y-o-y gain in market share of 0.9 points).

The Bank also capitalised $240 million of the financial debt it had with the Group. This enabled, on the one hand, progress to be made in cleaning up and selling portfolios of government securities in foreign currency present in local balances (which had been cleaned up under Spanish GAAP in 2002) and, on the other, reduce at the same time expensive external liabilities. Attributable income amounted to EUR 61 million in the first nine months.

The activity and results of Bolivia and Peru remained positive, while Uruguay repeated its attributable income because of lower releases of provisions which were offset by higher commercial revenue.

Santander Private Banking (the International Private Banking division) continued to perform well in the third quarter. A further rise in commercial revenue over the second quarter, with contained costs, quickened the year-on-year growth in net operating income and in attributable income. In dollars, the currency used to manage the business, attributable income was 29.4% higher than in the first nine months of 2004.

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January - September 2005
36	Information by principal segments

Financial Management and Equity Stakes
Million euros
			Variation

	Jan-Sep 05	Jan-Sep 04	Amount	(%)

Income statement
Net interest income (w/o dividends)	(644)	(557)	(87)	15.66

Dividends	111	222	(111)	(50.01)

Net interest income	(533)	(335)	(198)	59.21

Inc. from companies accounted by equity method	459	311	148	47.73

Net fees	(5)	(22)	17	(79.21)

Insurance activity	1	(3)	4	—

Commercial revenue	(77)	(48)	(29)	60.29

Gains (losses) on financial transactions	(107)	264	(372)	—

Gross operating income	(184)	216	(401)	—

Income from non-financial services (net) and other operating income	(10)	(15)	4	(29.75)

General administrative expenses	(259)	(215)	(44)	20.50

Personnel	(130)	(120)	(10)	8.71

Other administrative expenses	(129)	(95)	(34)	35.28

Depreciation and amortisation	(12)	(26)	14	(53.45)

Net operating income	(466)	(40)	(426)	—

Net loan loss provisions	(35)	(65)	30	(46.02)

Other results	(204)	(82)	(122)	148.82

Income before taxes [ordinary]	(705)	(186)	(518)	277.93

Net income from ordinary activity	(120)	104	(224)	—

Net consolidated income [ordinary]	(120)	104	(224)	—

Attributable income to the Group [ordinary]	(229)	39	(268)	—

Attributable income to the Group (including extraordinaries)	(229)	870	(1,099)	—

Balance sheet
Trading portfolio (w/o loans)	393	1,555	(1,162)	(74.71)

Available-for-sale financial assets	33,479	26,568	6,911	26.01

Investments	2,816	3,430	(614)	(17.91)

Goodwill	15,852	4,988	10,865	217.83

Liquidity lent to the Group	37,843	30,430	7,413	24.36

Capital assigned to Group areas	24,025	18,111	5,914	32.65

Other assets	32,910	21,016	11,894	56.60

Total assets/liabilities & shareholders' equity	147,318	106,097	41,221	38.85

Customer deposits*	8,206	10,080	(1,874)	(18.59)

Marketable debt securities*	45,247	26,770	18,477	69.02

Subordinated debt	10,127	10,969	(842)	(7.68)

Preferred securities	4,169	3,791	378	9.98

Other liabilities	47,367	36,920	10,447	28.30

Group capital and reserves	32,201	17,566	14,635	83.31

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	63,593	47,820	15,774	32.99

Total managed funds	147,318	106,097	41,221	38.85

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,337	1,411	(74)	(5.24)

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January - September 2005
Information by principal segments		37

Financial Management and Equity Stakes

This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 21 of this Report. The cost of liquidity via the transfer of funds to different businesses is at the short-term market rate, which was 2.09% in the first nine months of 2005 (2.05% in the same period of 2004).

•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

The main development so far this year was the sale in the first quarter of 2.57% of The Royal Bank of Scotland, which generated a capital gain of EUR 717 million. As stated in other parts of this Report, it did not feed through to attributable income.

Industrial stakes generated attributable income of EUR 485 million in the first nine months, compared to EUR 172 million in the same period of 2004 (excluding theextraordinary capital gains).

The increase was mainly due to the larger contribution of income from companies accounted for by the equity method, because of the higher earnings of these companies, principally Cepsa’s.

Of note in the first nine months is the sale of 22.07% of Unión Fenosa to ACS, which generated gross capital gains of EUR 1,160 million. A provision has been created equal to the capital gains that will cover contingencies that will be defined at year-end.

Also noteworthy are the sale of 11.39% of Probitas Pharma and 16.53% of Instituto de Sectorial de Promoción y Gestión de Empreas, S.A. The total amount from these sales was EUR 149 million (capital gains of EUR 38 million).

Additionally, during the third quarter the main shareholders of Grupo Auna (Endesa, Unión Fenosa, and Grupo Santander reached an agreement to sale their stakes. They agreed to sell Amena (the mobile telephone subsidiary of Grupo Auna) to France Telecom and Auna Telecomunicaciones (fixed telephone and cable subsidiary of Grupo Auna) to Grupo Corporativo ONO. This transaction, expected to be completed in the fourth quarter, will generate an estimated gross capital gains for Grupo Santander of around EUR 400 million.

The unrealised capital gains from stakes in listed industrial and financial companies amounted to almost EUR 2,800 million at the end of September.

•	Financial management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this sub- area. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange risk, except for Brazil, were hedged during 2005.

In 2004 the Group significantly reduced the portfolio of structural interest rate risk hedging, which has a negative impact when comparing net interest income and gains on financial transactions between the first nine months of 2004 and the same period of 2005.

The structural exchange rate position also negatively impacts the revenues compared to 2004. This sub-area also manages shareholder’s equity, the allocation of capital to each business unit, and the cost of financing investments.

Finally, there are other negative items such as the amortisation of the initial excess of pension funds of the subsidiaries over the fluctuation band.

This means that this sub-area’s overall contribution to earnings is normally negative.

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January - September 2005
38		Information by secondary segments

Income statement and business volumes secondary segments
Million euros
	Operating business areas			Retail Banking

		Variation (%)			Variation (%)

	Jan-Sep 05	Total	w/o Abbey	Jan-Sep 05	Total	w/o Abbey

Income statement
Net interest income	8,297	35.04	12.56	7,933	41.58	15.01

Inc. from companies accounted by equity method	23	(18.19)	(24.64)	23	(29.61)	(35.16)

Net fees	4,460	29.69	9.43	3,646	29.86	8.33

Insurance activity	611	408.05	40.21	—	—	—

Commercial revenue	13,392	37.60	11.69	11,602	37.40	12.59

Gains (losses) on financial transactions	1,304	102.41	60.53	776	231.20	116.87

Gross operating income	14,696	41.63	14.72	12,378	42.64	15.41

Inc. non-financial services (net) and other operating inc.	136	11.94	(8.34)	151	9.61	(8.26)

General administrative expenses	(6,944)	46.61	8.64	(6,085)	44.91	8.44

Personnel	(4,149)	39.09	6.81	(3,684)	38.73	6.45

Other administrative expenses	(2,795)	59.40	11.75	(2,401)	55.55	11.87

Depreciation and amortisation	(732)	23.75	3.56	(679)	25.31	3.58

Net operating income	7,156	38.41	21.03	5,766	41.48	23.35

Net loan loss provisions	(1,034)	(11.66)	(32.53)	(1,035)	0.68	(23.10)

Other income	(145)	94.92	181.61	(160)	113.51	199.43

Income before taxes	5,977	52.27	33.96	4,571	53.77	34.96

Business volumes
Total assets	749,659	97.02	17.16	603,858	149.25	23.82

Loans and credits	410,581	106.90	18.77	383,341	126.11	22.95

Customer deposits	300,563	87.46	17.46	264,701	105.24	18.22

Retail Banking

Retail Banking generated income before taxes of EUR 4,571 million, 53.8% more than in the first nine months 2004 and 35.0% higher excluding Abbey. Both Europe and Latin America performed well.

Retail Banking in Continental Europe continued its growth trends in volume and earnings. Net interest income was 13.8% higher than in the first nine months of 2004, net operating income increased 19.4% and income before taxes rose 37.0% . All units (Santander Central Hispano Network, Banesto Retail, Santander Consumer, Portugal Retail and Banif) grew at a brisk pace (double digit in net operating income and attributable income).

There were four main drivers behind the sharp rise in results: business growth, stronger in lending but also in customer funds; better management of prices in a more stable environment of interest rates, which is stabilising spreads; cost control, in particular at the Santander Central Hispano

Network and Portugal, and the lower needs for loan-loss provisions, because of the high credit risk quality and the coverage levels already reached.

Abbey’s Retail Banking operations generated revenues for the Group of EUR 2,363 million, net operating income of EUR 739 million and income before taxes of EUR 559 million.

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the excellent results in net interest income and net fees, and reduced needs for net loan-loss provisions. All of this was reflected in a 16.6% rise in commercial revenue, 33.4% in net operating income and 30.3% in income before taxes, all in euros.

The increasing proportion of customer business in all countries, due to the strong development of business in previous quarters, was generally reflected in significant rises

<<<<<<<<<<<

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January - September 2005
Information by secondary segments		39

				Income statement and business volumes secondary segments
					Million euros
Asset Management and Insurance			Global Wholesale Banking

	Variation (%)			Variation

Jan-Sep 05	Total	w/o Abbey	Jan-Sep 05	(%)

					Income statement
(91)	—	42.56	454	(14.04)	Net interest income

—	(100.00)	(100.00)	—	(100.00)	Inc. from companies accounted by equity method

471	39.29	11.98	343	17.01	Net fees

611	408.05	40.21	—	—	Insurance activity

992	112.74	21.18	798	(2.95)	Commercial revenue

28	266.98	242.71	500	24.31	Gains (losses) on financial transactions

1,019	115.19	24.69	1,298	6.01	Gross operating income

0	(85.16)	(85.16)	(15)	(10.82)	Inc. non-financial services (net) and other operating inc.

(463)	151.32	6.33	(396)	12.23	General administrative expenses

(221)	97.23	3.07	(244)	13.28	Personnel

(242)	235.38	11.38	(153)	10.59	Other administrative expenses

(15)	19.76	5.41	(39)	2.65	Depreciation and amortisation

542	94.92	37.41	848	3.83	Net operating income

(0)	—	—	1	—	Net loan loss provisions

4	—	—	11	643.72	Other income

546	95.99	38.68	859	27.60	Income before taxes

					Business volumes
8,496	28.85	28.85	137,306	4.31	Total assets

251	(38.15)	(38.15)	26,989	(5.30)	Loans and credits

18	(22.62)	(22.62)	35,844	14.38	Customer deposits

in commercial revenue, net operating income and income before taxes. The table below shows the performance of each of the main countries. In aggregate, these countries grow

24.7% in gross operating income (in euros), which increases to 35.4% at net operating income level, and slightly reduces to 29.7% in income before taxes.

Retail Banking. Results
Million euros
		Gross operating		Net operating		Income before
		income		income		taxes

		Jan-Sep 05	Var. (%)	Jan-Sep 05	Var. (%)	Jan-Sep 05	Var. (%)

Continental Europe		6,075	11.25	3,487	19.40	2,833	37.01

o/w:	Spain	4,541	9.58	2,601	18.02	2,181	34.29

	Portugal	670	7.84	322	18.54	271	43.86

United Kingdom (Abbey)		2,363	—	739	—	559	—

Latin America		3,940	22.46	1,540	33.35	1,179	30.29

o/w:	Brazil	1,516	29.02	530	37.33	377	34.59

	Mexico	903	17.18	331	16.18	265	4.38

	Chile	650	26.07	332	57.97	233	65.42

Total Retail Banking		12,378	42.64	5,766	41.48	4,571	53.77

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January - September 2005
40	Information by secondary segments

Asset Management and Insurance

Income before taxes was EUR 546 million, 96.0% more than in the first nine months of 2004 and 38.7% higher excluding Abbey’s contribution. Managed mutual and pension funds amounted to EUR 150,000 million (+17% y-o-y, excluding Abbey), and the liabilities from insurance contracts amounted to almost EUR 45,000 million (+8% since the end of 2004).

Asset Management. The global business of mutual and pension funds integrated in Santander Asset Management generated total fees for the Group in the first nine months of EUR 1,436 million, 23% higher than in the same period of 2004 (+13% without Abbey). Income before taxes, after deducting the fees paid to the distribution networks and operating costs, was EUR 271 million (+30.8% y-o-y).

In Spain, Santander Asset Management managed more than EUR 75,000 million in funds and investment companies, making it the sector’s leader (market share of 26% in mutual and real estate funds, according to Inverco). The Group continued to consolidate its position with value added products tailored to the needs of its clients on the basis of their risk profile. Following the success of the latest guaranteed equity funds ("Superselección Acciones 1, 2 y 3": EUR 4,000 million placed) and the significant rise in products specialised in equities, mainly concept funds ("Small Caps España" and "Fondos Dividendo"), the third quarter was also notable for the excellent performance of the portfolios of mutual funds (Elite, Premier and Banesto Selection), both in terms of captured funds and the return for our customers.

In alternative management, Optimal’s assets amounted to EUR 4,200 million (+41% y-o-y), confirming investors’ interest in these products. We remained the leader in real estate funds, with a net rise during the first nine months of 35% to EUR 3,200 million and a market share of 53%.

The volume of pension plans in Spain reached EUR 8,300 million at the end of September, 14% higher than a year earlier on a like-for-like basis. In individual plans, which rose 14% year-on-year, the Group’s market share is 17.0%.

In Portugal, mutual and pension funds both increased 16% year-on-year to a total of EUR 6,700 million. Santander Asset Management Portugal is the pioneer in the country’s mutual funds market, with the launch of a guaranteed fund linked to commodities.

In Latin America, managed mutual funds amounted to almost EUR 22,000 million, 23% more than in September 2004 excluding the exchange rate effect, and with strong growth in most countries. This was the fruit of a differentiated strategy for each country which combines knowledge of the markets and local needs with exploiting our global capacities in management and the development of high value-added products.

Of note was Mexico, where mutual funds grew 36% year-on-year (excluding the exchange rate effect) to EUR 6,200 million. This growth enabled us to increase market share in funds under management by 2.0 p.p. placing us in second place in the market. Features such as the rapid response with products adjusted to the market’s circumstances and a profound knowledge of the products in the branch network make Santander Asset Management Mexico one of the country’s fund management institutions with the strongest potential.

Brazil, whose managed assets increased 16% year-on-year (excluding the exchange rate impact) to EUR 10,800 million, focused on the retail segment. During the third quarter another two-year guaranteed fund was launched. The success of these products has enhanced the innovative style of the Group’s fund management institutions and helped increase the market share in this segment to 8%.

Chile, where the Group has a total market share of 21% and is the leader in guaranteed funds, stepped up its drive for innovation and anticipating its rivals by launching in the third quarter the first three dynamic management funds, known as "Fondos Gestión."

Mutual funds. September 2005
Million euros
	Assets under	Var. (%) o/
	management	Sep. 04

Spain	75,312	7.28

Continental Europe (excl. Spain)	5,681	15.81

United Kingdom (Abbey)	5,689	—

Latin America	21,878	40.64

Total*	108,560	19.74

* w/o Abbey: +13.5%
Pensions plans. September 2005
Million euros
	Assets under	Var. (%) o/
	management	Sep. 04

Spain	8,298	22.36	**

Continental Europe (excl. Spain)	986	16.27

United Kingdom (Abbey)	15,473	—

Latin America	18,096	35.35

Total*	42,853	104.07

* w/o Abbey: +30.4% ** Excluding EPSV: +14.1%

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January - September 2005
Information by secondary segments	41

Puerto Rico (+20% excluding the exchange rate impact) and Argentina (+89% excluding the exchange rate impact, spurred by fixed-income funds) complete the panorama of growth in mutual funds.

As regards pension plans in Latin America, the total for the region amounted to EUR 18,000 million, 21% more than in the first nine months of 2004 (excluding the exchange rate effect), and with growth in all countries.

Insurance. The Group’s insurance companies generated net revenues, after disbursing the distribution fees to the networks, of EUR 1,300 million, 169.9% more than in the first nine months of 2004 (+35.8% excluding Abbey). Income before taxes rose three fold to EUR 275 million after incorporating Abbey’s results (EUR 160 million). Excluding Abbey, income before taxes increased 61.6% year-on-year because of stronger business and efficient management of the different units.

In Spain, Santander Seguros consolidated its strategic business of bancassurance, developing new businesses and boosting its sales capacity (two new channels, Hispamer and UCI, joined the main one of the Banco Santander Central Hispano network). Their total contribution to the Group in the first nine months, including net fees and income before taxes, was EUR 148 million, 28% more than in the same period of 2004. Premium income increased 42% year-on-year. Of note was the take-off in the strategic unemployment product (+82%) and in products not linked to lending operations. This performance, combined with that of Banesto Seguros, has enabled Grupo Santander in Spain to attain its natural position in the market and consolidate itself among the leaders in two key products (individual life-risk and household).

In Portugal, the Group’s strategy combines the distribution of risk insurance related to credit operations with capitalisation-savings products. The first life-risk product not linked to lending was also launched during 2005, performing well. Premium income related to lending rose 23% and total earnings (income before taxes plus distribution fees) increased 36%.

In the rest of Continental Europe, insurance business is conducted by the units of Santander Consumer which sell products linked to consumer lending and car insurance. These fees amounted to EUR 199 million, 18% more than in the first nine months of 2004.

In the United Kingdom, Abbey’s insurance business benefited from a good third quarter in sales,. The sale of insurance products via pensions and mutual funds increased 40% over the second quarter. Protection insurance sales in the third quarter were in line with the first half’s. Of note in general insurance was the rising trend in household insurance, which is closely linked to mortgages.

In Latin America, the Group strengthened its strategy of growth in the distribution of insurance via local banks. Backed by products related to lending, progress was made in placing non-linked bancassurance products through personalised offers (life, auto and household products). Of note, by countries, were Brazil, Mexico, Chile, Argentina and Venezuela whose total income increased 40% (excluding the exchange rate effect).

Asset Management and Insurance. Results
Million euros
	Gross operating		Net operating		Income before
	income		income		taxes

	Jan-Sep 05	Var. (%)	Jan-Sep 05	Var. (%)	Jan-Sep 05	Var. (%)

Mutual funds	203	21.41	135	25.08	135	24.43

Pension plans	239	17.79	141	39.97	136	37.72

Insurance	577	457.59	266	282.50	275	285.13

o/w: Abbey	429	—	160	—	160	—

Total Asset Management and Insurance	1,019	115.19	542	94.92	546	95.99

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January - September 2005
42	Information by secondary segments

Global Wholesale Banking

Income before taxes amounted to EUR 859 million, 27.6% more than in the first nine months of 2004. This was due to the growing contribution of value-added business with clients, the successful development of new projects and lower needs for loan-loss provisions.

Total revenues were only 6.0% higher than in the first nine months of 2004. The higher revenues from greater value- added businesses (transactional banking, trade finance, custody, investment banking, equities and treasury), which amounted to EUR 656 million (+18.0% y-o-y), and the capital gains generated were offset by a lower contribution from basic financing and own account treasury operations, particularly in Latin America, which were very high in 2004.

Operating costs grew 11.3% year-on-year, due to business expansion and the launch of projects, such as Santander Global Connect and Santander Global Markets, mainly in Europe (+EUR 15 million). Lastly, appropriate risk management and the drop in basic financing reduced the need for loan loss provisions.

The area’s performance, particularly the greater value-added revenues, underscored the consolidation of the Global Wholesale Banking model based on a double vector (product-client).

In the client vector Global Wholesale Banking established in 2003 the Global Customer Relation Model for global management, by product and country, of the main corporate and institutional clients. The model is achieving its revenue growth goals in products of the highest value and geographic reach thanks to global teams, local executives in the markets where the client operates and product specialists.

The model generated gross operating income of EUR 362 million in the third quarter (11% higher than in the same period of 2004). Revenues from value-added products offset the decline in those from basic financing. This was because of the high liquidity in large companies and the general narrowing of spreads on loans.

The product vector consists of three large areas:

1)	Corporate products. This covers basic financing, transactional banking, trade finance and custody. Of note was the rising relative share of transactional products, trade finance and custody, whose revenues increased 12.8% year-on-year.

2)	Investment Banking. This embraces financing solutions (structured/project finance, syndicated loans, fixed-income origination) and corporate finance activities. Total revenues generated by these activities increased 2.4% year-on-year.

Various structured financing operations were carried out during the third quarter for a total close to EUR 4,000 million; those for acquisitions amounted to EUR 215 million and in syndicated loans EUR 3,800 million.

In corporate finance, the Group continued to demonstrate its knowledge of sectors and leadership in the domestic markets where it operates. Of note during the third quarter was the IPO of OHL in Brazil, Metrovacesa’s capital increase and La Seda’s convertible bond issue.

3)	Markets. This integrates equities and treasuries. The area’s revenues were 3.8% higher than in the first nine months

Business model of Global Wholesale Banking

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January - September 2005
Performance during the year	43

of 2004, with a varied performance depending on the nature of each segment.

The best performance was that of revenues from businesses with customers (equities and sale of treasury products) which increased 29.0% year-on-year, and joined the contributions from the sale of equity stakes. On the other hand, own account treasury activity revenues declined because of the already mentioned negative evolution of Latin American treasuries, particularly Brazil and Chile. This was due to the interest rates evolution in 2005 and the strong results in 2004.

The pace of equities’ revenue increased to 28.5% year-on-year, consolidating the leadership in brokerage in Spain (13% market share including Banesto Bolsa) and in Portugal (market share of 10%). This performance was also reflected in the improvement in the sector’s main rankings, both in Spain and Portugal (best broker- dealer for equity analysis, Thomson Extel) as well as Latin America (second in the asset weighted ranking of Institutional Investor).

Global treasury continued to do well in revenues from customers (+29.3% y-o-y), but this was not sufficient to offset the decline in own account activity. Despite the seasonal factors and a more complex market, the focus on providing value-added solutions to wholesale and retail clients was the key to greater activity.

In Spain, customer-related treasury activity was strong in the first nine months of 2004 (+43% y-o-y in revenues) at Santander Global Connect, in market making and wholesale sales.

In Portugal business with clients is the main source of revenues (+34.1% y-o-y). The main reasons for this are the better performance of the wholesale segment, following completion in the third quarter of several operations that consolidated our position among the main institutional clients, and the establishment of Santander Totta Global Connect (retail clients).

Treasury in New York focuses on strengthening activity in order to lay the foundations for stronger sales of products to the wholesale segment, taking advantage of Santander’s leadership in Latin American markets.

In Latin America, Santander continued to be the benchmark treasury. This was recognised by winning Euromoney’s "Best Latin American Treasury in 2005" award. The increasing coordination of local treasuries with Madrid and New York is enabling more global solutions to be offered to clients and greater cross-selling of products. This is producing year-on-year growth in these revenues (+18.0%) and, in turn, enhancing our presence in professional markets.

Of note in Brazil was the good performance of customer business, focused on the wholesale segment, and market making activities whose total revenues surpassed those of 2004. On the other hand, and despite the improvement in trading in the third quarter, own account activity did not reach the levels of last year.

Treasury in Mexico centres on customer activity, which is contributing an increasing proportion of revenues. This is thanks to our solid position in markets (the leading market maker in the fixed income and the MEXDER derivatives markets) and the sale of structured products via the branch network including new ones. Own account activity was also good, with revenues higher than in the first nine months of 2004.

Business with customers grew strongly in Chile, particularly the corporate segment. Contributory factors here are the Group’s leading positions in currency and local fixed income markets. Own activity was also good but far from the levels of 2004.

In Argentina, customers’ results, in line with those of previous quarters, confirmed the good performance of this business. As a result, the sale of value-added products is being strengthened, while maintaining an excellent position in foreign currency operations with customers and in local, short-term fixed income.

Colombia also recorded good customer results, an activity gaining ground over other treasury revenues.

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January - September 2005
44

The Santander Central Hispano share

The stock markets continued to rise during the third quarter. The surge in oil prices, with Brent reaching a high of $67.72 per barrel and jeopardising economic growth, had little effect as inflation remained under control.

In the currency markets, the euro appreciated 1.2% against the dollar to $1.2042 from a low for the year of $1.1901 at the beginning of July.

In this environment, the Santander share ended the third quarter at EUR 10.93, a rise of 14.0% during the third quarter and outperforming the main European indices (Euro Stoxx Banks: +9.2%, EuroStoxx 50: +7.8%) and domestic ones (Ibex-35: +10.5%; FTSE 100: 7.1%) .

The Santander share began to trade on the London and Mexican stock markets on July 1 and October 5th, 2005, respectively. Our share is also listed in the four Spanish stock markets and in New York, Lisbon, Milan and Buenos Aires.

Capitalisation

Santander is the largest bank in the Euro zone and the ninth in the world by market capitalisation. At the end of the third quarter its market value was EUR 68,359 million, an increase of EUR 30,879 million since September 2004.

The share’s weighting in the Euro Stoxx 50 is 3.99% and 16.48% in the Ibex-35 at the end of September, the largest in the Spanish stock market.

Trading

The number of shares traded during the first nine months of 2005 was 12,259 million for an effective value of EUR 117,160 million, the highest of Spain’s banks and with a liquidity ratio of 196%.

The number of shares traded was 36.1% more than in the first nine months of 2004 and the value increased 48.6% . The average daily number of shares traded was 63.9 million.

The number of futures and options traded on the Santander share at the end of September stood at 3,756,682 and 2,088,478, respectively. The total number of derivatives traded on the share accounted for 19.82% of MEFF’s total.

Shareholder remuneration

In line with its shareholder remuneration policy, Santander paid on August 1 its first interim dividend charged to 2005 earnings of EUR 0.09296 per share, 12% more than for the same dividend in 2004.

The Board also approved payment of the second interim dividend charged to 2005 earnings of EUR 0.09296 as of November 1, 12% more than the same payment in 2004.

Comparative performance of share prices
December 30, 2004 to September 30, 2005

The Santander Central Hispano share

30.09.2005

Shareholders and trading data
Shareholders (number)	2,468,846

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	63,851,144

Share liquidity* (%)	196

Dividend per share	euros
First interim dividend 2005 (01.08.05)	0.09296

Second interim dividend 2005 (01.11.05)	0.09296

Price movements during the year
Beginning (30.12.04)	9.13

High	10.99

Low	8.92

Last (30.09.05)	10.93

Market capitalisation (millions)	68,359

Stock market indicators
Price / Book value (X)	1.93

P/E ratio (X)	13.19

(*).- Number of shares traded during the year / number of shares

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January - September 2005
The share	45

Shareholders

The total number of shareholders at September 30, 2005 stood at 2,468,846. The average investment per shareholder was EUR 27,689 (2,533 shares).

As regards the geographic distribution of the capital stock, 90.56% of the shareholders are European, with an average investment of 25,111 (2,297 shares per shareholder), and shareholders from the Americas hold 9.20% of the capital stock (average investment of EUR 1,990,953 and 182,155 shares).

Companies held 73.48% of the capital stock and individuals 26.52% .

Dividends
Euros

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	January - September 2005	Corporate Governance
46

As indicated in the 2004 Report of the Audit and Compliance Committee, Santander is doing the preparatory work so that it can respond appropriately to the requirements set for internal control systems in section 404 of the Sarbanes-Oxley Law. Certification is required in the annual reports that the Bank has to submit to the US Securities and Exchange Commission (SEC) for completed years as of July 15, 2006.

Also of note regarding this Law was the Board’s approval at its meeting on July 26, 2005 of the changes to its regulations which, among other things, broadens the scope of the Audit and Compliance Committee. This includes receiving, handling and keeping the complaints sent to the Bank on issues related to the production of information on financial and auditing matters and internal controls, and receiving confidentially and anonymously information from employees expressing concern over possible questionable accounting or auditing practices.

Lastly, the entry into force of EU Regulation 809/2004 of April 29, 2004 entails changes in the information provided to the markets on the issue and placement of securities. On September 15, 2005 the Group registered a "Share Registry Document" with the National Securities Market Commission (CNMV) which replaces the previous one ("Continuous Information Leaflet") and meets the new requirements.

Corporate Social Responsibility

The Dow Jones Sustainability Indexes (DJSI) and the FTSE4Good, the main indices for socially responsible investment (SRI) whose composition is monitored by an increasing number of institutional investors in Europe and the US, were recently published.

Santander is one of the few Spanish companies to be included again in the DJSI World and the DJSI Stoxx, as well as in the FTSE4Good (Europe, Global, Global 100 and Europe 50).

The Bank’s evaluation improved in all aspects of the DJSI. Its total score was 75% compared to an average for the sector of 48%:

•	In the economic sphere, the Group scored 84% as against an average of 62%.

•	In the environment, its score was 63% (32%).

•	In the social sphere, it was 74% (46%).

A total of 24 companies, 10 of them banks, were excluded from the FTSE4Good in the latest review, almost all of them for failing to meet environmental criteria.

The DJSI and FTSE4Good are one of the best international references for assessing the success of corporate social responsibility policies, and being included in them underscores the importance attached to these issues by Grupo Santander.

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January - September 2005
47

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Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

<<<<<<<<<<

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Item 4

Key consolidated data in 2005

	Jan.-Sep. 05		Jan.-Sep. 04	Variation (%)		2004

	with Abbey	w/o Abbey		with Abbey	w/o Abbey
Balance sheet (million euros)
Total assets	779,092	477,270	372,803	108.98	28.02	661,113
Customer loans	410,789	235,888	199,964	105.43	17.97	358,524
Customer funds under management	667,862	434,946	363,789	83.58	19.56	600,830
On-balance sheet	503,157	291,403	241,400	108.43	20.71	460,835
Off-balance sheet	164,704	143,543	122,389	34.57	17.28	139,995
Shareholders' equity	35,498		20,837	70.36		32,111
Total managed funds	943,797	620,813	495,192	90.59	25.37	801,108

Capital and NPL ratios (%)
BIS ratio	12.71		13.05			13.01
Tier I	7.49		8.05			7.16
NPL ratio	0.95	1.10	1.23			1.02
NPL coverage	174.20	221.14	190.02			166.14

Income statement (million euros)*
Net interest income (w/o dividends)	7,485	6,104	5,464	36.98	11.72	7,372
Commercial revenue	13,315	10,793	9,684	37.49	11.45	12,955
Gross operating income	14,511	11,719	10,593	37.00	10.64	14,055
Net operating income	6,690	5,791	5,130	30.40	12.88	6,662
Net consolidated income (ordinary)	4,255	3,764	3,128	36.04	20.33	3,996
Attributable income to the Group (ordinary)	3,878	3,387	2,835	36.80	19.46	3,606

(*) These P&L statements are not affected by the extraordinary gains obtained by September 2004 (assigned at year end to extraordinary allowances)
nor the ones in 2005 (established a provision for the same amount that will be used to cover contingencies to be defined at year-end).

Profitability and efficiency (%)
ROA	0.79		1.13	1.02
Ordinary ROE	16.04		21.90	19.70
Efficiency ratio (1)	48.33	44.66	45.25	46.12
Efficiency ratio with depreciation and amortisation (2)	53.39	49.91	51.00	52.00

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254		4,768	6,254
Share price (euros)	10.93		7.86	9.13
Market capitalisation (million euros)	68,359		37,480	57,102
EPS ordinary (euro)	0.6216		0.5972	0.7289
Diluted EPS ordinary (euro)	0.6191		0.5971	0.7276
P/E ratio (share price / annualized EPS)	13.19		9.87	12.53

Other data
Shareholders (number)	2,468,846		1,108,888	2,685,317
Number of employees	128,398		107,708	131,031
Continental Europe	44,176		45,610	44,734
United Kingdom (Abbey)	20,939		—	24,361
Latin America	61,946		60,687	60,504
Financial management and equity stakes	1,337		1,411	1,432
Number of branches	10,049		9,267	9,973
Continental Europe	5,282		5,205	5,233
United Kingdom (Abbey)	714		—	730
Latin America	4,053		4,062	4,010

(1).- (general administrative expenses - compensating fees) / (gross operating income + income from non-financial services (net))
(2).- (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))
Note: This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

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Income statement
Million euros

	Jan.-Sep. 05		Jan.-Sep. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Net interest income (w/o dividends)	7,485	6,104	5,464	640	11.72
Dividends	279	278	345	(67)	(19.37)
Net interest income	7,764	6,383	5,809	573	9.87
Income from companies accounted for by the equity method	483	481	340	141	41.64
Net fees	4,456	3,759	3,418	342	9.99
Insurance activity	612	170	118	52	44.22
Commercial revenue	13,315	10,793	9,684	1,108	11.45
Gains (losses) on financial transactions	1,197	927	909	18	2.03
Gross operating income	14,511	11,719	10,593	1,127	10.64
Income from non-financial services	299	264	268	(4)	(1.40)
Non-financial expenses	(92)	(82)	(113)	31	(27.57)
Other operating income	(81)	(81)	(48)	(33)	69.24
Operating costs	(7,947)	(6,029)	(5,569)	(460)	8.27
General administrative expenses	(7,203)	(5,404)	(4,951)	(453)	9.16
Personnel	(4,279)	(3,316)	(3,102)	(214)	6.89
Other administrative expenses	(2,924)	(2,088)	(1,849)	(240)	12.96
Depreciation and amortisation	(744)	(625)	(618)	(7)	1.14
Net operating income	6,690	5,791	5,130	661	12.88
Impairment loss on assets	(1,109)	(865)	(1,335)	470	(35.19)
Loans	(1,069)	(825)	(1,236)	411	(33.24)
Goodwill	—	—	(2)	2	(100.00)
Other assets	(40)	(40)	(97)	57	(58.54)
Other income	(309)	(373)	(57)	(316)	551.95
Income before taxes (ordinary)	5,272	4,553	3,738	815	21.79
Corporate income tax	(1,003)	(776)	(616)	(160)	25.90
Net income from ordinary activity	4,269	3,778	3,122	655	20.98
Net income from discontinued operations	(14)	(14)	6	(19)	—
Net consolidated income (ordinary)	4,255	3,764	3,128	636	20.33
Minority interests	377	377	293	84	28.66
Attributable income to the Group (ordinary)	3,878	3,387	2,835	552	19.46
Net extraordinary gains and writedowns	—	—	831	(831)	(100.00)
Attributable income to the Group (including extraordinaries)	3,878	3,387	3,666	(279)	(7.62)

Pro memoria:
Average total assets	717,574	435,656	368,117	67,539	18.35
Average shareholders' equity*	32,237		17,263	14,974	86.74

(*).- Variation with Abbey.

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Quarterly
Million euros
	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05

Net interest income (w/o dividends)	1,798	1,821	1,844	1,908	2,321	2,478	2,685
Dividends	45	197	103	44	36	172	70
Net interest income	1,843	2,019	1,948	1,952	2,358	2,650	2,756
Income from companies accounted for by the equity method	125	82	133	109	141	189	153
Net fees	1,102	1,174	1,142	1,165	1,384	1,481	1,590
Insurance activity	31	46	41	44	214	183	215
Commercial revenue	3,101	3,320	3,262	3,270	4,096	4,503	4,715
Gains (losses) on financial transactions	318	325	265	192	441	437	318
Gross operating income	3,420	3,645	3,528	3,463	4,538	4,941	5,033
Income from non-financial services	89	102	77	80	156	67	76
Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)	(16)
Other operating income	(18)	(9)	(21)	(15)	(13)	(37)	(31)
Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,591)	(2,615)	(2,741)
General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,311)	(2,405)	(2,486)
Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,384)	(1,450)	(1,445)
Other administrative expenses	(617)	(620)	(612)	(610)	(928)	(956)	(1,041)
Depreciation and amortisation	(200)	(209)	(209)	(221)	(280)	(209)	(255)
Net operating income	1,619	1,828	1,683	1,531	2,054	2,315	2,322
Impairment loss on assets	(366)	(472)	(496)	(509)	(291)	(402)	(416)
Loans	(328)	(436)	(471)	(337)	(281)	(391)	(397)
Goodwill	(2)	—	—	(136)	—	—	—
Other assets	(35)	(36)	(25)	(36)	(10)	(10)	(19)
Other income	(100)	(6)	48	(180)	(144)	(72)	(92)
Income before taxes (ordinary)	1,153	1,350	1,235	843	1,618	1,841	1,813
Corporate income tax	(189)	(231)	(196)	19	(314)	(334)	(354)
Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506	1,459
Net income from discontinued operations	2	1	2	6	0	0	(15)
Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507	1,445
Minority interests	110	89	94	97	119	141	118
Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366	1,327
Net extraordinary gains and writedowns	—	359	472	(831)	—	—	—
Attributable income to the Group (including extraordinaries)	856	1,391	1,420	(60)	1,185	1,366	1,327

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Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)

	Jan.-Sep. 05	Jan.-Sep. 04	30.09.05	31.12.04	30.09.04

US$	1.2618	1.2248	1.2042	1.3621	1.2409
Pound sterling	0.6851	0.6728	0.6819	0.7050	0.6868
Brazilian real	3.1293	3.6398	2.6727	3.6177	3.5347
New Mexican peso	13.8034	13.8141	12.9756	15.2279	14.1264
Chilean peso	718.6231	753.2446	637.9250	759.7110	752.2983
Venezuelan bolivar	2,645.6426	2,292.8943	2,585.7787	2,611.9630	2,379.5498
Argentine peso	3.6640	3.6015	3.4997	4.0488	3.7196

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Net fees and insurance business
Million euros
	Jan.-Sep. 05		Jan.-Sep. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Commissions for services	2,560	2,005	1,862	142	7.65
Credit and debit cards	455	438	407	32	7.80
Insurance	687	484	364	120	33.08
Account management	385	383	323	60	18.71
Commercial bills	207	207	205	2	1.10
Contingent liabilities	190	190	172	18	10.45
Other transactions	636	302	392	(90)	(23.00)
Mutual & pension funds	1,436	1,318	1,172	147	12.52
Securities services	460	436	384	52	13.65
Net fees	4,456	3,759	3,418	342	9.99
Insurance activity	612	170	118	52	44.22
Net fees and insurance business	5,068	3,929	3,535	394	11.13

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Operating costs
Million euros
	Jan.-Sep. 05		Jan.-Sep. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Personnel expenses	4,279	3,316	3,102	214	6.89
General expenses:	2,924	2,088	1,849	240	12.96
Information technology	418	266	255	11	4.40
Communications	284	186	178	9	4.90
Advertising	302	242	223	19	8.71
Buildings and premises	562	369	361	8	2.26
Printed and office material	85	61	59	2	3.12
Taxes (other than income tax)	125	125	96	29	29.59
Other expenses	1,148	838	677	162	23.91
Personnel and general expenses	7,203	5,404	4,951	453	9.16
Depreciation and amortisation	744	625	618	7	1.14
Total operating expenses	7,947	6,029	5,569	460	8.27

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Net loan loss provisions
Million euros
	Jan.-Sep. 05		Jan.-Sep. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Non performing loans	1,370	1,093	1,429	(336)	(23.51)
Country-risk	62	62	102	(41)	(39.85)
Recovery of written-off assets	(362)	(330)	(296)	(34)	11.52
Total	1,069	825	1,236	(411)	(33.24)

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Balance sheet
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Assets
Cash on hand and deposits at central banks	9,207	8,776	7,351	1,425	19.38	8,801
Trading portfolio	156,389	48,109	30,058	18,051	60.05	113,424
Debt securities	75,113	30,703	21,697	9,007	41.51	56,736
Loans and credits	29,847	—	—	—	—	17,508
Equities	7,330	3,667	2,231	1,436	64.35	4,470
Other	44,099	13,738	6,130	7,608	124.11	34,710
Other financial assets at fair value	41,261	1,147	94	1,053	—	38,911
Loans and credits	4,645	—	—	—	—	4,071
Other	36,616	1,147	94	1,053	—	34,840
Available-for-sale financial assets	68,639	68,617	56,252	12,365	21.98	54,128
Debt securities	63,406	63,406	49,368	14,038	28.44	46,380
Equities	5,233	5,211	6,884	(1,673)	(24.30)	7,748
Loans	436,476	294,133	241,794	52,339	21.65	382,295
Deposits at credit institutions	50,544	49,763	36,938	12,825	34.72	38,277
Loans and credits	376,298	235,888	199,964	35,924	17.97	336,946
Other	9,634	8,482	4,892	3,590	73.38	7,072
Investments	3,011	15,524	3,590	11,934	332.48	3,748
Intangible assets and property and equipment	10,272	6,808	5,713	1,095	19.17	10,980
Goodwill	15,864	5,315	5,056	259	5.12	15,091
Insurance and reinsurance assets	3,314	122	2,788	(2,666)	(95.61)	5,208
Other	34,659	28,718	20,107	8,612	42.83	28,527
Total assets	779,092	477,270	372,803	104,467	28.02	661,113

Liabilities and shareholders' equity
Trading portfolio	128,022	20,330	12,126	8,205	67.67	99,578
Customer deposits	15,233	106	—	106	—	20,541
Marketable debt securities	21,167	—	—	—	—	19,466
Other	91,622	20,225	12,126	8,099	66.79	59,571
Financial liabilities at amortized cost	523,571	376,584	303,557	73,027	24.06	443,476
Due to central banks and credit institutions	88,374	82,743	63,232	19,510	30.86	58,526
Customer deposits	293,536	196,427	170,412	26,016	15.27	269,631
Marketable debt securities	105,653	74,832	50,950	23,882	46.87	87,450
Subordinated debt	22,769	12,903	13,194	(291)	(2.21)	22,178
Other financial liabilities	13,238	9,679	5,769	3,909	67.76	5,691
Insurance liabilities	44,799	7,135	6,844	290	4.24	41,568
Provisions	19,935	18,027	13,131	4,896	37.29	15,660
Other liability accounts	13,427	9,707	8,463	1,243	14.69	16,708
Preferred securities	8,124	5,022	4,334	688	15.87	7,623
Minority interests	2,628	2,635	2,058	576	28.01	2,085
Equity adjustments by valuation	3,089	2,752	1,453	1,300	89.48	1,778
Capital stock	3,127	3,127	2,384	743	31.16	3,127
Reserves	29,074	29,146	15,182	13,964	91.98	27,215
Income attributable to the Group	3,878	3,387	3,666	(279)	(7.62)	3,606
Less: dividends	(581)	(581)	(396)	(186)	46.90	(1,311)
Total liabilities and shareholders' equity	779,092	477,270	372,803	104,467	28.02	661,113
Off-balance-sheet managed funds	164,704	143,543	122,389	21,154	17.28	139,995
Total managed funds	943,797	620,813	495,192	125,621	25.37	801,108

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Balance sheet
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Assets
Cash on hand and deposits at central banks	9,271	6,155	7,351	8,801	10,205	9,404	9,207
Trading portfolio	30,547	30,076	30,058	113,424	129,483	133,489	156,389
Debt securities	21,830	21,512	21,697	56,736	59,531	63,747	75,113
Loans and credits	—	—	—	17,508	19,754	20,183	29,847
Equities	2,743	3,034	2,231	4,470	6,066	7,807	7,330
Other	5,974	5,530	6,130	34,710	44,133	41,751	44,099
Other financial assets at fair value	90	88	94	38,911	40,344	39,139	41,261
Loans and credits	—	—	—	4,071	4,262	4,551	4,645
Other	90	88	94	34,840	36,081	34,588	36,616
Available-for-sale financial assets	62,237	63,956	56,252	54,128	50,532	55,955	68,639
Debt securities	51,853	55,181	49,368	46,380	44,768	50,965	63,406
Equities	10,384	8,774	6,884	7,748	5,763	4,990	5,233
Loans	223,407	232,429	241,794	382,295	403,539	421,109	436,476
Deposits at credit institutions	34,741	36,326	36,938	38,277	48,449	46,756	50,544
Loans and credits	183,460	190,722	199,964	336,946	346,045	366,790	376,298
Other	5,207	5,381	4,892	7,072	9,045	7,563	9,634
Investments	3,547	3,525	3,590	3,748	3,817	3,979	3,011
Intangible assets and property and equipment	5,638	5,630	5,713	10,980	11,141	12,046	10,272
Goodwill	4,894	4,908	5,056	15,091	15,382	15,871	15,864
Insurance and reinsurance assets	2,742	1,973	2,788	5,208	5,256	3,569	3,314
Other	21,045	17,529	20,107	28,527	28,882	34,579	34,659
Total assets	363,420	366,269	372,803	661,113	698,581	729,139	779,092

Liabilities and shareholders' equity
Trading portfolio	11,566	10,534	12,126	99,578	110,148	111,668	128,022
Customer deposits	—	—	—	20,541	7,730	12,810	15,233
Marketable debt securities	—	—	—	19,466	20,753	19,192	21,167
Other	11,566	10,534	12,126	59,571	81,664	79,666	91,622
Financial liabilities at amortized cost	293,477	302,204	303,557	443,476	467,913	492,799	523,571
Due to central banks and credit institutions	57,548	64,882	63,232	58,526	65,614	71,774	88,374
Customer deposits	170,566	170,538	170,412	269,631	277,002	285,568	293,536
Marketable debt securities	47,529	48,196	50,950	87,450	95,366	100,321	105,653
Subordinated debt	12,759	12,220	13,194	22,178	21,999	22,915	22,769
Other financial liabilities	5,075	6,368	5,769	5,691	7,934	12,220	13,238
Insurance liabilities	9,343	5,658	6,844	41,568	42,404	45,779	44,799
Provisions	13,400	13,098	13,131	15,660	16,045	18,428	19,935
Other liability accounts	8,149	7,268	8,463	16,708	17,654	12,358	13,427
Preferred securities	4,184	3,917	4,334	7,623	7,061	8,555	8,124
Minority interests	2,046	1,993	2,058	2,085	2,283	2,462	2,628
Equity adjustments by valuation	2,202	1,517	1,453	1,778	1,735	3,004	3,089
Capital stock	2,384	2,384	2,384	3,127	3,127	3,127	3,127
Reserves	16,922	15,448	15,182	27,215	30,863	28,989	29,074
Income attributable to the Group	856	2,246	3,666	3,606	1,185	2,551	3,878
Less: dividends	(1,109)	—	(396)	(1,311)	(1,837)	(581)	(581)
Total liabilities and shareholders' equity	363,420	366,269	372,803	661,113	698,581	729,139	779,092
Off-balance-sheet managed funds	117,397	120,094	122,389	139,995	142,574	152,186	164,704
Total managed funds	480,817	486,364	495,192	801,108	841,155	881,325	943,797

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Customer loans
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Public sector	4,322	4,322	6,208	(1,886)	(30.38)	4,264
Other residents	139,279	139,279	118,912	20,366	17.13	124,807
Secured loans	72,199	72,199	57,072	15,127	26.51	59,826
Other loans	67,080	67,080	61,841	5,240	8.47	64,982
Non-resident sector	274,664	98,799	80,303	18,496	23.03	236,306
Secured loans	161,824	23,623	21,470	2,153	10.03	152,541
Other loans	112,840	75,176	58,833	16,343	27.78	83,765
Gross loans and credits	418,264	242,400	205,423	36,976	18.00	365,377
Credit loss allowance	7,475	6,512	5,460	1,052	19.27	6,853
Net loans and credits	410,789	235,888	199,964	35,924	17.97	358,524
Pro memoria: Doubtful loans	4,362	3,000	3,052	(52)	(1.70)	4,191
Public sector	1	1	1	(0)	(9.62)	3
Other residents	992	992	886	106	11.98	999
Non-resident sector	3,369	2,007	2,165	(158)	(7.30)	3,189

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Customer loans
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Public sector	5,626	6,382	6,208	4,264	4,279	3,992	4,322
Other residents	110,053	114,216	118,912	124,807	128,876	137,269	139,279
Secured loans	51,655	53,388	57,072	59,826	62,962	67,995	72,199
Other loans	58,398	60,828	61,841	64,982	65,914	69,274	67,080
Non-resident sector	72,555	75,232	80,303	236,306	244,101	257,603	274,664
Secured loans	20,636	20,432	21,470	152,541	155,693	161,077	161,824
Other loans	51,919	54,801	58,833	83,765	88,408	96,526	112,840
Gross loans and credits	188,235	195,831	205,423	365,377	377,256	398,864	418,264
Credit loss allowance	4,775	5,108	5,460	6,853	7,195	7,340	7,475
Net loans and credits	183,460	190,722	199,964	358,524	370,061	391,524	410,789
Pro memoria: Doubtful loans	2,990	3,009	3,052	4,191	4,489	4,280	4,362
Public sector	3	1	1	3	2	1	1
Other residents	955	903	886	999	898	973	992
Non-resident sector	2,033	2,105	2,165	3,189	3,589	3,306	3,369

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Credit risk management (*)
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Non-performing loans	4,366	3,004	2,933	70	2.40	4,105
NPL ratio (%)	0.95	1.10	1.23	(0.13)		1.02
Credit loss allowances	7,605	6,642	5,573	1,069	19.18	6,821
Specific	3,146	2,687	2,462	225	9.15	3,013
General-purpose	4,459	3,955	3,111	843	27.11	3,809
NPL coverage (%)	174.20	221.14	190.02	31.12		166.14

Ordinary non-performing and doubtful loans **	3,147	2,673	2,416	257	10.64	2,753
NPL ratio (%) **	0.69	0.98	1.02	(0.04)		0.69
NPL coverage (%) **	241.69	248.49	230.70	17.79		247.77

(*) Excluding country-risk
(**) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

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Credit risk management (*)
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Non-performing loans	2,924	2,909	2,933	4,105	4,418	4,319	4,366
NPL ratio (%)	1.33	1.28	1.23	1.02	1.07	1.00	0.95
Credit loss allowances	4,938	5,256	5,573	6,821	7,167	7,554	7,605
Specific	2,427	2,429	2,462	3,013	3,207	3,145	3,146
General-purpose	2,510	2,827	3,111	3,809	3,959	4,410	4,459
NPL coverage (%)	168.87	180.70	190.02	166.14	162.22	174.92	174.20

Nonperforming loans by quarter
Million euros
	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05

Balance at beginning of period	3,513	2,924	2,909	2,933	4,105	4,418	4,319
+ Net additions *	(159)	234	261	1,282	496	367	442
- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)	(395)
Balance at period-end	2,924	2,909	2,933	4,105	4,418	4,319	4,366

(*).- In Q4 04, 1,116.7 million relate to Abbey.

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Customer funds under management
Million euros
	30.09.05		30.09.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Public sector	17,613	17,613	12,401	5,212	42.03	13,998
Other residents	83,445	83,445	83,793	(349)	(0.42)	86,234
Demand deposits	47,536	47,536	43,908	3,627	8.26	44,259
Time deposits	21,053	21,053	23,135	(2,082)	(9.00)	24,383
REPOs	14,856	14,856	16,750	(1,894)	(11.30)	17,592
Non-resident sector	207,711	95,475	74,217	21,258	28.64	189,941
Demand deposits	111,402	33,955	28,896	5,060	17.51	95,263
Time deposits	77,870	48,232	37,690	10,542	27.97	74,934
REPOs	15,246	10,141	5,595	4,546	81.24	17,128
Public Sector	3,193	3,147	2,036	1,110	54.54	2,616
Customer deposits	308,770	196,533	170,412	26,121	15.33	290,173
Debt securities	126,820	74,832	50,950	23,882	46.87	106,916
Subordinated debt	22,769	12,903	13,194	(291)	(2.21)	22,178
Insurance liabilities	44,799	7,135	6,844	290	4.24	41,568
On-balance-sheet customer funds	503,157	291,403	241,400	50,003	20.71	460,835
Mutual funds	108,560	102,871	90,665	12,206	13.46	94,125
Pension plans	42,853	27,380	20,999	6,381	30.39	34,873
Managed portfolios	13,292	13,292	10,725	2,567	23.93	10,997
Off-balance-sheet customer funds	164,704	143,543	122,389	21,154	17.28	139,995

Customer funds under management	667,862	434,946	363,789	71,157	19.56	600,830

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Customer funds under management
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Public sector	11,467	10,504	12,401	13,998	18,172	14,555	17,613
Other residents	83,194	84,631	83,793	86,234	83,104	81,827	83,445
Demand deposits	42,306	44,753	43,908	44,259	46,123	48,454	47,536
Time deposits	21,614	21,597	23,135	24,383	20,928	18,436	21,053
REPOs	19,275	18,281	16,750	17,592	16,054	14,938	14,856
Non-resident sector	75,905	75,402	74,217	189,941	183,455	201,996	207,711
Demand deposits	28,314	28,092	28,896	95,263	98,380	111,965	111,402
Time deposits	37,474	37,349	37,690	74,934	72,600	74,746	77,870
REPOs	7,891	7,424	5,595	17,128	9,818	11,613	15,246
Public Sector	2,225	2,536	2,036	2,616	2,658	3,672	3,193
Customer deposits	170,566	170,538	170,412	290,173	284,732	298,379	308,770
Debt securities	47,529	48,196	50,950	106,916	116,119	119,513	126,820
Subordinated debt	12,759	12,220	13,194	22,178	21,999	22,915	22,769
Insurance liabilities	9,343	5,658	6,844	41,568	42,404	45,779	44,799
On-balance-sheet customer funds	240,197	236,613	241,400	460,835	465,253	486,586	503,157
Mutual funds	87,172	89,773	90,665	94,125	94,707	100,642	108,560
Pension plans	20,533	20,316	20,999	34,873	36,218	39,495	42,853
Managed portfolios	9,692	10,005	10,725	10,997	11,649	12,049	13,292
Off-balance-sheet customer funds	117,397	120,094	122,389	139,995	142,574	152,186	164,704

Customer funds under management	357,594	356,708	363,789	600,830	607,828	638,772	667,862

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Shareholders' equity and capital ratios
Million euros
			Variation

	30.09.05	30.09.04	Amount	%	31.12.04
Capital stock	3,127	2,384	743	31.16	3,127
Additional paid-in surplus	20,370	8,721	11,649	133.58	20,370
Reserves	8,737	6,684	2,053	30.72	6,949
Treasury stock	(33)	(222)	189	(85.12)	(104)
On-balance-sheet shareholders' equity	32,201	17,566	14,635	83.31	30,342
Net attributable income	3,878	3,666	212	5.78	3,606
Interim dividend distributed	(581)	(396)	(186)	46.90	(792)
Shareholders' equity at period-end	35,498	20,837	14,661	70.36	33,156
Interim dividend not distributed	—	—	—	—	(1,046)
Shareholders' equity	35,498	20,837	14,661	70.36	32,111
Valuation adjustments	3,089	1,453	1,636	112.66	1,778
Minority interests	2,628	2,058	570	27.70	2,085
Preferred securities	8,124	4,334	3,790	87.43	7,623
Shareholders' equity and
minority interests	49,339	28,682	20,658	72.02	43,596
Computable basic capital	30,049	19,585	10,464	53.43	24,419
Computable supplementary capital	20,951	12,182	8,769	71.98	19,941
Computable capital (BIS criteria)	51,000	31,767	19,233	60.54	44,360
Risk-weighted assets (BIS criteria)	401,171	243,416	157,755	64.81	340,946
BIS ratio	12.71	13.05	(0.34)		13.01

Tier 1	7.49	8.05	(0.56)		7.16
Cushion (BIS ratio)	18,906	12,293	6,613	53.79	17,084

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Statement of changes in consolidated shareholders' equity
Million euros
	Jan.-Sep. 05	Jan.-Sep. 04
Available-for-sale financial assets	(315)	(556)
Other financial liabilities at fair value	—	—
Cash flow hedges	128	(75)
Hedges of net investments in businesses abroad	(481)	(45)
Exchange differences	1,979	91
Long-term assets for sale	—	—
Net revenues recorded in shareholders' equity	1,311	(585)
Net consolidated income (published)	4,255	3,959
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated income	4,255	3,959
Parent Bank	5,189	3,081
Minority interests	377	293
Total revenues and expenses	5,567	3,374

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Operating areas
Million euros
	Jan.-Sep. 05		Jan.-Sep. 04	Variation w/o Abbey		Variation with Abbey
	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	8,297	6,916	6,144	772	12.56	2,153	35.04
Income from companies accounted for by the equity method	23	22	29	(7)	(24.64)	(5)	(18.19)
Net fees	4,460	3,764	3,439	324	9.43	1,021	29.69
Insurance activity	611	169	120	48	40.21	491	408.05
Commercial revenue	13,392	10,870	9,732	1,138	11.69	3,660	37.60
Gains (losses) on financial transactions	1,304	1,034	644	390	60.53	660	102.41
Gross operating income	14,696	11,904	10,376	1,527	14.72	4,319	41.63
Income from non-financial services (net) and other operating income	136	111	121	(10)	(8.34)	15	11.94
General administrative expenses	(6,944)	(5,145)	(4,736)	(409)	8.64	(2,208)	46.61
Personnel	(4,149)	(3,186)	(2,983)	(203)	6.81	(1,166)	39.09
Other administrative expenses	(2,795)	(1,960)	(1,754)	(206)	11.75	(1,042)	59.40
Depreciation and amortisation	(732)	(613)	(592)	(21)	3.56	(141)	23.75
Net operating income	7,156	6,257	5,170	1,087	21.03	1,986	38.41
Net loan loss provisions	(1,034)	(790)	(1,171)	381	(32.53)	137	(11.66)
Other income	(145)	(209)	(74)	(135)	181.61	(71)	94.92
Income before taxes	5,977	5,258	3,925	1,333	33.96	2,052	52.27

Income from ordinary activity	4,389	3,898	3,018	879	29.14	1,371	45.42

Net consolidated income	4,376	3,884	3,024	860	28.45	1,352	44.70

Attributable income to the Group	4,107	3,616	2,796	820	29.31	1,311	46.89

	30.09.05		30.09.04	Variation w/o Abbey		Variation with Abbey
	with Abbey	w/o Abbey		Amount	%	Amount	%
Balance sheet
Loans and credits*	410,581	235,679	198,441	37,238	18.77	212,140	106.90
Trading portfolio (w/o loans)	111,217	47,682	28,503	19,179	67.29	82,714	290.19
Available-for-sale financial assets	35,160	35,138	29,684	5,455	18.38	5,477	18.45
Due from credit institutions*	110,879	90,209	91,537	(1,328)	(1.45)	19,342	21.13
Intangible assets and property and equipment	8,930	5,467	4,995	471	9.43	3,935	78.77
Other assets	72,892	31,600	27,333	4,266	15.61	45,559	166.68
Total assets/liabilities & shareholders' equity	749,659	445,775	380,493	65,282	17.16	369,166	97.02
Customer deposits*	300,563	188,327	160,331	27,996	17.46	140,232	87.46
Marketable debt securities*	60,406	29,586	24,180	5,405	22.35	36,226	149.82
Subordinated debt	12,642	2,776	2,225	551	24.77	10,417	468.19
Insurance liabilities	44,785	7,121	6,844	277	4.05	37,941	554.34
Due to credit institutions*	163,465	110,826	105,786	5,040	4.76	57,679	54.52
Other liabilities	143,773	85,358	63,015	22,342	35.46	80,757	128.15
Shareholders' equity	24,025	21,781	18,111	3,670	20.26	5,914	32.65
Off-balance-sheet funds	164,704	143,543	122,389	21,154	17.28	42,315	34.57
Mutual funds	108,560	102,871	90,665	12,206	13.46	17,895	19.74
Pension funds	42,853	27,380	20,999	6,381	30.39	21,853	104.07
Managed portfolios	13,292	13,292	10,725	2,567	23.93	2,567	23.93
Customer funds under management	583,101	371,353	315,969	55,383	17.53	267,132	84.54

Total managed funds	914,364	589,318	502,882	86,436	17.19	411,481	81.82

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.50		20.72				2.78	p.
Efficiency ratio	45.97	41.81	44.09	(2.28	p.)		1.88	p.
Efficiency ratio with depreciation and amortisation	50.88	46.88	49.70	(2.82	p.)		1.18	p.
NPL ratio	0.90	1.02	1.17	(0.15	p.)		(0.27	p.)
Coverage ratio	174.31	223.56	193.48	30.08	p.		(19.17	p.)
Number of employees (direct & indirect)	127,061	106,122	106,296	(174)		(0.16)	20,765		19.54
Number of branches	10,049	9,335	9,267	68		0.73	782		8.44

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Operating areas
Million euros
	Q1 '04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05
Income statement
Net interest income	1,995	2,054	2,095	2,140	2,549	2,793	2,955
Income from companies accounted for by the equity method	15	5	9	9	7	8	9
Net fees	1,109	1,178	1,152	1,155	1,403	1,482	1,576
Insurance activity	32	46	42	44	214	184	213
Commercial revenue	3,152	3,283	3,297	3,349	4,173	4,467	4,752
Gains (losses) on financial transactions	247	217	180	218	449	530	325
Gross operating income	3,399	3,500	3,477	3,567	4,622	4,997	5,076
Income from non-financial services (net) and other operating income	37	53	30	36	108	(10)	38
General administrative expenses	(1,565)	(1,578)	(1,592)	(1,659)	(2,219)	(2,332)	(2,393)
Personnel	(982)	(997)	(1,004)	(1,060)	(1,333)	(1,414)	(1,401)
Other administrative expenses	(583)	(582)	(588)	(599)	(886)	(917)	(992)
Depreciation and amortisation	(192)	(199)	(200)	(209)	(268)	(207)	(257)
Net operating income	1,679	1,776	1,716	1,735	2,243	2,449	2,464
Net loan loss provisions	(331)	(414)	(426)	(367)	(294)	(340)	(400)
Other income	(57)	0	(17)	(209)	(26)	(23)	(96)
Income before taxes	1,291	1,363	1,272	1,158	1,922	2,086	1,968

Income from ordinary activity	987	1,049	984	903	1,414	1,544	1,431

Net consolidated income	989	1,050	986	909	1,415	1,544	1,417

Attributable income to the Group	908	976	913	833	1,327	1,447	1,333

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	182,955	189,631	198,441	358,088	369,517	390,310	410,581
Trading portfolio (w/o loans)	29,104	28,485	28,503	81,991	87,280	102,661	111,217
Available-for-sale financial assets	29,548	29,516	29,684	32,711	33,407	34,637	35,160
Due from credit institutions*	77,727	86,222	91,537	111,934	124,290	109,794	110,879
Intangible assets and property and equipment	5,087	4,987	4,995	10,242	10,378	10,579	8,930
Other assets	28,836	25,061	27,333	71,309	69,377	71,050	72,892
Total assets/liabilities & shareholders' equity	353,256	363,903	380,493	666,275	694,249	719,031	749,659
Customer deposits*	159,953	162,571	160,331	283,815	278,866	292,457	300,563
Marketable debt securities*	21,163	21,973	24,180	58,095	60,147	59,291	60,406
Subordinated debt	2,267	2,244	2,225	11,082	11,225	13,058	12,642
Insurance liabilities	9,343	5,658	6,844	41,568	42,404	45,779	44,785
Due to credit institutions*	80,457	96,332	105,786	133,742	137,819	139,812	163,465
Other liabilities	61,644	57,469	63,015	117,694	140,322	144,966	143,773
Shareholders' equity	18,429	17,656	18,111	20,279	23,466	23,667	24,025
Off-balance-sheet funds	117,397	120,094	122,389	139,995	142,574	152,186	164,704
Mutual funds	87,172	89,773	90,665	94,125	94,707	100,642	108,560
Pension funds	20,533	20,316	20,999	34,873	36,218	39,495	42,853
Managed portfolios	9,692	10,005	10,725	10,997	11,649	12,049	13,292
Customer funds under management	310,123	312,540	315,969	534,556	535,216	562,772	583,101

Total managed funds	470,653	483,997	502,882	806,270	836,823	871,218	914,364

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.26	1.21	1.17	0.99	1.04	0.96	0.90
NPL coverage	173.30	183.80	193.48	167.99	160.69	173.54	174.31
Risk-weighted assets					322,356	344,784	357,051

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Continental Europe
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	4,130	3,674	455	12.39
Income from companies accounted for by the equity method	17	25	(8)	(33.23)
Net fees	2,337	2,226	111	4.97
Insurance activity	89	64	25	38.09
Commercial revenue	6,572	5,990	582	9.72
Gains (losses) on financial transactions	380	282	99	35.07
Gross operating income	6,952	6,271	681	10.86
Income from non-financial services (net) and other operating income	181	159	22	13.87
General administrative expenses	(2,772)	(2,672)	(99)	3.72
Personnel	(1,916)	(1,855)	(61)	3.27
Other administrative expenses	(856)	(817)	(39)	4.73
Depreciation and amortisation	(378)	(376)	(2)	0.51
Net operating income	3,984	3,382	602	17.79
Net loan loss provisions	(614)	(898)	284	(31.67)
Other income	(36)	(65)	29	(44.91)
Income before taxes	3,334	2,419	915	37.82

Income from ordinary activity	2,373	1,728	645	37.35

Net consolidated income	2,360	1,728	632	36.56

Attributable income to the Group	2,264	1,643	621	37.80

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	188,432	164,137	24,295	14.80
Trading portfolio (w/o loans)	25,372	14,191	11,181	78.79
Available-for-sale financial assets	18,961	16,050	2,911	18.14
Due from credit institutions*	63,794	70,185	(6,391)	(9.11)
Intangible assets and property and equipment	4,103	3,837	266	6.93
Other assets	17,463	18,084	(621)	(3.43)
Total assets/liabilities & shareholders' equity	318,125	286,484	31,641	11.04
Customer deposits*	125,690	116,781	8,909	7.63
Marketable debt securities*	24,822	17,929	6,893	38.45
Subordinated debt	1,508	1,693	(185)	(10.93)
Insurance liabilities	5,527	5,870	(343)	(5.84)
Due to credit institutions*	75,243	78,592	(3,350)	(4.26)
Other liabilities	71,606	53,674	17,932	33.41
Shareholders' equity	13,729	11,945	1,784	14.93
Off-balance-sheet funds	95,052	87,891	7,161	8.15
Mutual funds	80,993	75,108	5,884	7.83
Pension funds	9,284	7,630	1,655	21.69
Managed portfolios	4,775	5,153	(378)	(7.34)
Customer funds under management	252,599	230,163	22,436	9.75

Total managed funds	413,177	374,375	38,802	10.36

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.40	18.74	3.66	p.
Efficiency ratio	38.20	40.81	(2.61	p.)
Efficiency ratio with depreciation and amortisation	43.50	46.66	(3.16	p.)
NPL ratio	0.79	0.82	(0.03	p.)
Coverage ratio	246.95	224.42	22.53	p.
Number of employees (direct & indirect)	44,176	45,610	(1,434)		(3.14)
Number of branches	5,282	5,205	77		1.48

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Continental Europe
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	1,191	1,231	1,253	1,282	1,317	1,394	1,419
Income from companies accounted for by the equity method	14	4	7	8	5	4	7
Net fees	727	767	733	730	763	783	790
Insurance activity	16	26	22	22	31	30	28
Commercial revenue	1,948	2,027	2,015	2,042	2,116	2,212	2,244
Gains (losses) on financial transactions	62	137	82	123	151	160	70
Gross operating income	2,010	2,164	2,097	2,165	2,267	2,371	2,314
Income from non-financial services (net) and other operating income	52	61	46	47	65	57	59
General administrative expenses	(880)	(895)	(897)	(927)	(909)	(928)	(935)
Personnel	(612)	(620)	(624)	(647)	(632)	(643)	(641)
Other administrative expenses	(268)	(275)	(273)	(280)	(276)	(285)	(294)
Depreciation and amortisation	(123)	(126)	(128)	(138)	(122)	(129)	(127)
Net operating income	1,059	1,204	1,118	1,148	1,301	1,371	1,311
Net loan loss provisions	(249)	(318)	(331)	(316)	(178)	(199)	(237)
Other income	(43)	(10)	(11)	(34)	(12)	(16)	(8)
Income before taxes	767	877	775	798	1,112	1,156	1,066

Income from ordinary activity	550	618	560	544	785	838	751

Net consolidated income	550	618	560	544	785	838	736

Attributable income to the Group	520	586	538	516	752	802	710

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	152,006	157,181	164,137	166,885	171,842	183,001	188,432
Trading portfolio (w/o loans)	17,334	16,161	14,191	15,877	19,191	26,984	25,372
Available-for-sale financial assets	15,907	15,610	16,050	18,824	19,451	19,484	18,961
Due from credit institutions*	57,424	65,575	70,185	71,512	75,163	72,658	63,794
Intangible assets and property and equipment	3,919	3,847	3,837	3,932	3,999	4,041	4,103
Other assets	19,666	16,224	18,084	21,898	21,780	17,472	17,463
Total assets/liabilities & shareholders' equity	266,257	274,598	286,484	298,928	311,426	323,641	318,125
Customer deposits*	114,667	118,199	116,781	124,744	125,604	124,257	125,690
Marketable debt securities*	15,774	17,204	17,929	20,026	22,631	23,613	24,822
Subordinated debt	1,750	1,727	1,693	1,666	1,582	2,164	1,508
Insurance liabilities	8,520	4,813	5,870	6,046	6,356	6,587	5,527
Due to credit institutions*	60,249	71,792	78,592	78,938	75,780	79,853	75,243
Other liabilities	53,516	49,217	53,674	55,277	65,652	73,630	71,606
Shareholders' equity	11,781	11,647	11,945	12,231	13,821	13,537	13,729
Off-balance-sheet funds	84,544	87,507	87,891	91,565	90,902	93,824	95,052
Mutual funds	72,570	75,342	75,108	77,520	76,493	78,803	80,993
Pension funds	7,588	7,591	7,630	8,322	8,415	8,591	9,284
Managed portfolios	4,386	4,574	5,153	5,724	5,995	6,429	4,775
Customer funds under management	225,255	229,449	230,163	244,048	247,075	250,444	252,599

Total managed funds	350,800	362,105	374,375	390,494	402,329	417,464	413,177

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.88	0.83	0.82	0.83	0.86	0.81	0.79
NPL coverage	196.30	213.46	224.42	227.03	226.82	242.35	246.95
Risk-weighted assets					187,353	200,360	202,340

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Santander Central Hispano Network
Million euros

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	1,537	1,409	128	9.10
Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,154	1,096	57	5.24
Insurance activity	—	—	—	—
Commercial revenue	2,691	2,506	186	7.41
Gains (losses) on financial transactions	155	105	50	47.91
Gross operating income	2,847	2,611	236	9.04
Income from non-financial services (net) and other operating income	(4)	8	(12)	—
General administrative expenses	(1,113)	(1,114)	1	(0.07)
Personnel	(849)	(851)	1	(0.17)
Other administrative expenses	(264)	(263)	(1)	0.28
Depreciation and amortisation	(180)	(193)	13	(6.74)
Net operating income	1,550	1,312	237	18.09
Net loan loss provisions	(205)	(388)	182	(47.00)
Other income	(8)	(9)	1	(11.18)
Income before taxes	1,337	916	421	45.90

Income from ordinary activity	962	659	304	46.08

Net consolidated income	962	659	304	46.08

Attributable income to the Group	962	659	303	46.04

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	79,988	71,019	8,969	12.63
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	1	1	(0)	(34.34)
Due from credit institutions*	96	85	11	12.38
Intangible assets and property and equipment	1,652	1,544	108	7.00
Other assets	842	1,344	(503)	(37.39)
Total assets/liabilities & shareholders' equity	82,578	73,993	8,584	11.60
Customer deposits*	41,009	42,276	(1,267)	(3.00)
Marketable debt securities*	3	38	(35)	(90.85)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	24	25	(1)	(4.94)
Other liabilities	35,565	26,393	9,172	34.75
Shareholders' equity	5,976	5,261	716	13.60
Off-balance-sheet funds	52,569	45,281	7,288	16.10
Mutual funds	47,156	40,488	6,667	16.47
Pension funds	5,413	4,793	621	12.95
Managed portfolios	—	—	—	—
Customer funds under management	93,581	87,595	5,986	6.83

Total managed funds	135,147	119,274	15,872	13.31

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.79	17.92	4.87	p.
Efficiency ratio	38.30	41.50	(3.20	p.)
Efficiency ratio with depreciation and amortisation	44.60	48.86	(4.26	p.)
NPL ratio	0.59	0.62	(0.03	p.)
Coverage ratio	284.78	245.78	39.00	p.
Number of employees (direct & indirect)	19,124	19,897	(773)		(3.89)
Number of branches	2,597	2,563	34		1.33

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Santander Central Hispano Network
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05

Income statement
Net interest income	472	466	472	495	492	514	531
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	358	376	362	387	374	383	397
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	830	842	834	881	866	897	928
Gains (losses) on financial transactions	28	49	28	42	40	86	29
Gross operating income	858	891	862	923	906	983	957
Income from non-financial services (net) and other operating income	1	5	2	0	(1)	(2)	(1)
General administrative expenses	(370)	(373)	(371)	(379)	(371)	(373)	(369)
Personnel	(284)	(284)	(283)	(290)	(285)	(285)	(279)
Other administrative expenses	(86)	(89)	(87)	(89)	(86)	(88)	(90)
Depreciation and amortisation	(64)	(64)	(64)	(64)	(59)	(60)	(61)
Net operating income	424	459	429	481	475	548	526
Net loan loss provisions	(113)	(140)	(135)	(155)	(48)	(57)	(101)
Other income	(4)	(3)	(2)	(2)	(3)	(5)	1
Income before taxes	308	317	291	323	425	487	426

Income from ordinary activity	221	228	209	233	306	350	306

Net consolidated income	221	228	209	233	306	350	306

Attributable income to the Group	221	228	209	233	306	350	306

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	65,950	68,254	71,019	70,075	73,270	77,499	79,988
Trading portfolio (w/o loans)	0	0	0	0	0	1	0
Available-for-sale financial assets	1	1	1	1	1	0	1
Due from credit institutions*	113	155	85	179	94	181	96
Intangible assets and property and equipment	1,630	1,556	1,544	1,592	1,585	1,629	1,652
Other assets	862	1,413	1,344	1,732	833	1,040	842
Total assets/liabilities & shareholders' equity	68,556	71,379	73,993	73,579	75,783	80,350	82,578
Customer deposits*	41,516	42,374	42,276	42,653	40,071	40,887	41,009
Marketable debt securities*	447	295	38	30	23	5	3
Subordinated debt	0	0	0	0	0	0	0
Insurance liabilities	0	0	0	0	0	0	0
Due to credit institutions*	65	55	25	62	30	53	24
Other liabilities	21,779	23,519	26,393	25,274	30,054	33,640	35,565
Shareholders' equity	4,750	5,136	5,261	5,561	5,606	5,765	5,976
Off-balance-sheet funds	44,916	45,447	45,281	47,385	50,065	51,210	52,569
Mutual funds	40,146	40,673	40,488	42,141	44,750	45,969	47,156
Pension funds	4,770	4,775	4,793	5,243	5,315	5,241	5,413
Managed portfolios	0	0	0	0	0	0	0
Customer funds under management	86,878	88,116	87,595	90,067	90,159	92,101	93,581

Total managed funds	113,472	116,826	119,274	120,964	125,848	131,560	135,147

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.70	0.64	0.62	0.60	0.60	0.59	0.59
NPL coverage	193.52	224.89	245.78	268.47	267.12	274.52	284.78
Risk-weighted assets					69,944	71,968	74,609
Spread	3.29	3.27	3.14	3.01	2.98	3.00	2.95
Spread loans	1.94	1.90	1.75	1.63	1.58	1.61	1.59
Spread deposits	1.35	1.37	1.39	1.38	1.40	1.39	1.36

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Banesto
Million euros

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	823	751	72	9.55
Income from companies accounted for by the equity method	0	13	(12)	(98.38)
Net fees	409	389	20	5.15
Insurance activity	22	14	7	48.78
Commercial revenue	1,254	1,167	86	7.40
Gains (losses) on financial transactions	78	63	16	24.95
Gross operating income	1,332	1,230	102	8.30
Income from non-financial services (net) and other operating income	179	141	37	26.49
General administrative expenses	(601)	(579)	(21)	3.65
Personnel	(449)	(426)	(23)	5.44
Other administrative expenses	(151)	(153)	2	(1.31)
Depreciation and amortisation	(77)	(75)	(2)	3.28
Net operating income	833	717	116	16.16
Net loan loss provisions	(108)	(112)	4	(3.47)
Other income	(13)	1	(14)	—
Income before taxes	711	606	106	17.41

Income from ordinary activity	479	406	73	17.97

Net consolidated income	479	406	73	17.97

Attributable income to the Group	385	331	54	16.47

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	44,950	36,094	8,857	24.54
Trading portfolio (w/o loans)	4,944	1,594	3,350	210.09
Available-for-sale financial assets	8,809	8,133	677	8.32
Due from credit institutions*	14,070	10,946	3,124	28.54
Intangible assets and property and equipment	1,542	1,314	228	17.34
Other assets	6,086	5,779	307	5.31
Total assets/liabilities & shareholders' equity	80,403	63,860	16,542	25.90
Customer deposits*	35,009	30,000	5,009	16.70
Marketable debt securities*	17,148	9,319	7,829	84.01
Subordinated debt	1,161	1,267	(106)	(8.35)
Insurance liabilities	1,357	2,395	(1,038)	(43.33)
Due to credit institutions*	14,365	11,661	2,705	23.19
Other liabilities	8,838	6,889	1,949	28.29
Shareholders' equity	2,524	2,330	195	8.36
Off-balance-sheet funds	14,285	12,730	1,555	12.22
Mutual funds	11,860	11,209	651	5.81
Pension funds	1,406	1,221	186	15.20
Managed portfolios	1,019	300	719	239.14
Customer funds under management	68,961	55,711	13,249	23.78

Total managed funds	94,688	76,590	18,098	23.63

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.81	18.39	1.42	p.
Efficiency ratio	38.53	41.04	(2.51	p.)
Efficiency ratio with depreciation and amortisation	43.67	46.54	(2.87	p.)
NPL ratio	0.49	0.64	(0.15	p.)
Coverage ratio	380.09	283.73	96.36	p.
Number of employees (direct & indirect)	10,899	11,242	(343)		(3.05)
Number of branches	1,698	1,691	7		0.41

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Banesto
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05

Income statement
Net interest income	248	248	255	261	265	274	284
Income from companies accounted for by the equity method	10	0	2	2	0	0	(0)
Net fees	125	131	132	131	135	139	135
Insurance activity	5	5	4	6	7	8	7
Commercial revenue	389	385	394	400	408	421	425
Gains (losses) on financial transactions	26	20	17	25	30	26	23
Gross operating income	414	405	411	425	438	447	447
Income from non-financial services (net) and other operating income	46	53	43	45	63	57	59
General administrative expenses	(191)	(193)	(195)	(197)	(197)	(199)	(205)
Personnel	(141)	(142)	(143)	(144)	(146)	(148)	(156)
Other administrative expenses	(51)	(51)	(52)	(53)	(52)	(51)	(49)
Depreciation and amortisation	(24)	(26)	(25)	(31)	(25)	(27)	(25)
Net operating income	245	239	234	242	279	278	276
Net loan loss provisions	(34)	(38)	(41)	(46)	(39)	(35)	(34)
Other income	(9)	19	(9)	(41)	(6)	2	(9)
Income before taxes	202	220	184	155	235	245	232

Income from ordinary activity	131	150	125	96	159	170	151

Net consolidated income	131	150	125	96	159	170	151

Attributable income to the Group	105	119	106	71	126	133	126

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Balance sheet
Loans and credits*	32,934	34,832	36,094	39,105	40,384	43,233	44,950
Trading portfolio (w/o loans)	1,665	1,888	1,594	2,547	4,795	5,415	4,944
Available-for-sale financial assets	8,535	8,557	8,133	8,160	8,773	9,217	8,809
Due from credit institutions*	9,161	11,047	10,946	13,468	15,266	12,091	14,070
Intangible assets and property and equipment	1,342	1,321	1,314	1,346	1,462	1,499	1,542
Other assets	5,221	4,643	5,779	5,730	7,093	6,447	6,086
Total assets/liabilities & shareholders' equity	58,858	62,289	63,860	70,357	77,773	77,902	80,403
Customer deposits*	27,698	29,661	30,000	30,432	30,665	33,996	35,009
Marketable debt securities*	7,043	7,668	9,319	11,519	14,385	15,162	17,148
Subordinated debt	1,271	1,272	1,267	1,243	1,116	1,158	1,161
Insurance liabilities	2,203	2,311	2,395	2,395	2,576	2,573	1,357
Due to credit institutions*	11,138	12,260	11,661	14,693	17,410	13,541	14,365
Other liabilities	7,001	6,779	6,889	7,745	8,891	8,949	8,838
Shareholders' equity	2,503	2,338	2,330	2,330	2,731	2,523	2,524
Off-balance-sheet funds	12,285	12,631	12,730	13,108	13,308	13,613	14,285
Mutual funds	10,833	11,151	11,209	11,399	11,524	11,634	11,860
Pension funds	1,214	1,220	1,221	1,327	1,342	1,371	1,406
Managed portfolios	238	260	300	383	442	609	1,019
Customer funds under management	50,501	53,543	55,711	58,698	62,050	66,503	68,961

Total managed funds	71,143	74,920	76,590	83,466	91,081	91,515	94,688

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.69	0.65	0.64	0.64	0.57	0.54	0.49
NPL coverage	273.18	284.00	283.73	273.16	336.68	349.50	380.09
Risk-weighted assets					44,254	49,491	49,251
Spread (Retail Banking)	3.35	3.17	3.08	2.96	2.90	2.84	2.77
Spread loans	2.03	1.88	1.79	1.70	1.74	1.70	1.65
Spread deposits	1.32	1.29	1.29	1.26	1.16	1.14	1.12

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Santander Consumer
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%

Income statement
Net interest income	1,015	771	244	31.71
Income from companies accounted for by the equity method	16	12	4	35.58
Net fees	117	151	(35)	(22.85)
Insurance activity	—	—	—	—
Commercial revenue	1,148	934	214	22.91
Gains (losses) on financial transactions	33	20	13	63.77
Gross operating income	1,182	955	227	23.78
Income from non-financial services (net) and other operating income	16	19	(4)	(19.32)
General administrative expenses	(378)	(328)	(50)	15.27
Personnel	(179)	(155)	(24)	15.64
Other administrative expenses	(199)	(173)	(26)	14.94
Depreciation and amortisation	(39)	(27)	(12)	42.47
Net operating income	781	619	162	26.13
Net loan loss provisions	(252)	(238)	(14)	5.89
Other income	(5)	(16)	12	(71.65)
Income before taxes	524	365	159	43.74

Income from ordinary activity	365	259	107	41.14

Net consolidated income	365	259	107	41.14

Attributable income to the Group	365	259	106	41.05

			Variation

	30.09.05	30.09.04	Amount	%

Balance sheet
Loans and credits*	27,265	21,264	6,001	28.22
Trading portfolio (w/o loans)	1	4	(3)	(78.71)
Available-for-sale financial assets	61	64	(3)	(3.92)
Due from credit institutions*	5,128	5,620	(492)	(8.76)
Intangible assets and property and equipment	355	399	(44)	(10.91)
Other assets	1,193	1,010	183	18.10
Total assets/liabilities & shareholders' equity	34,003	28,360	5,643	19.90
Customer deposits*	13,280	11,255	2,025	17.99
Marketable debt securities*	2,765	2,713	52	1.91
Subordinated debt	102	116	(14)	(12.07)
Insurance liabilities	—	—	—	—
Due to credit institutions*	14,782	12,500	2,282	18.26
Other liabilities	2,012	1,078	934	86.63
Shareholders' equity	1,062	698	364	52.07
Off-balance-sheet funds	298	233	65	27.78
Mutual funds	263	213	50	23.20
Pension funds	35	20	15	77.71
Managed portfolios	—	—	—	—
Customer funds under management	16,445	14,317	2,127	14.86

Total managed funds	34,301	28,593	5,707	19.96

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	47.83	53.20	(5.37	p.)
Efficiency ratio	31.53	33.61	(2.08	p.)
Efficiency ratio with depreciation and amortisation	34.77	36.40	(1.63	p.)
NPL ratio	2.35	2.24	0.11	p.
Coverage ratio	124.66	128.24	(3.58	p.)
Number of employees (direct & indirect)	5,073	5,092	(19)		(0.37)
Number of branches	255	249	6		2.41

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Santander Consumer
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05

Income statement
Net interest income	230	259	283	299	311	344	360
Income from companies accounted for by the equity method	4	4	4	6	5	4	7
Net fees	50	56	46	15	39	43	35
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	283	319	333	319	355	391	402
Gains (losses) on financial transactions	(8)	29	(1)	0	11	8	14
Gross operating income	274	348	332	319	366	399	417
Income from non-financial services (net) and other operating income	8	6	5	5	6	5	5
General administrative expenses	(102)	(111)	(114)	(122)	(116)	(126)	(136)
Personnel	(48)	(52)	(55)	(59)	(57)	(60)	(63)
Other administrative expenses	(54)	(59)	(60)	(62)	(59)	(66)	(73)
Depreciation and amortisation	(8)	(9)	(11)	(12)	(13)	(13)	(13)
Net operating income	173	234	212	191	243	265	273
Net loan loss provisions	(80)	(88)	(70)	(77)	(73)	(89)	(90)
Other income	(4)	(9)	(4)	0	(7)	1	1
Income before taxes	89	137	138	114	163	177	184

Income from ordinary activity	63	99	97	74	111	125	129

Net consolidated income	63	99	97	74	111	125	129

Attributable income to the Group	63	100	97	74	111	125	129

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Balance sheet
Loans and credits*	17,434	18,282	21,264	22,632	23,825	25,952	27,265
Trading portfolio (w/o loans)	2	(6)	4	2	3	2	1
Available-for-sale financial assets	300	66	64	61	59	61	61
Due from credit institutions*	4,573	4,794	5,620	5,593	5,974	8,038	5,128
Intangible assets and property and equipment	393	402	399	400	358	360	355
Other assets	790	797	1,010	1,041	932	1,013	1,193
Total assets/liabilities & shareholders' equity	23,493	24,336	28,360	29,728	31,151	35,425	34,003
Customer deposits*	10,482	11,075	11,255	11,592	12,350	13,279	13,280
Marketable debt securities*	2,442	2,055	2,713	2,775	3,029	2,587	2,765
Subordinated debt	129	116	116	116	156	94	102
Insurance liabilities	0	0	0	0	0	0	0
Due to credit institutions*	7,868	9,457	12,500	13,477	13,823	16,199	14,782
Other liabilities	1,957	1,059	1,078	1,123	719	2,228	2,012
Shareholders' equity	615	575	698	645	1,075	1,039	1,062
Off-balance-sheet funds	213	216	233	243	255	270	298
Mutual funds	193	196	213	219	229	244	263
Pension funds	20	20	20	24	26	27	35
Managed portfolios	0	0	0	0	0	0	0
Customer funds under management	13,266	13,461	14,317	14,725	15,790	16,231	16,445

Total managed funds	23,705	24,552	28,593	29,971	31,406	35,696	34,301

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.04	2.05	2.24	2.37	2.44	2.25	2.35
NPL coverage	131.27	134.48	128.24	124.82	127.23	128.63	124.66
Risk-weighted assets					24,875	26,890	27,795

Spread loans	4.81	4.82	4.77	4.62	4.59	4.59	4.68

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Portugal
Million euros

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%

Income statement
Net interest income	472	460	13	2.72
Income from companies accounted for by the equity method	—	—	—	—
Net fees	236	205	31	14.88
Insurance activity	18	12	6	52.63
Commercial revenue	726	677	49	7.28
Gains (losses) on financial transactions	27	23	4	17.96
Gross operating income	753	700	53	7.63
Income from non-financial services (net) and other operating income	(7)	(8)	1	(15.07)
General administrative expenses	(324)	(319)	(5)	1.41
Personnel	(211)	(212)	1	(0.30)
Other administrative expenses	(113)	(108)	(5)	4.79
Depreciation and amortisation	(43)	(42)	(1)	1.55
Net operating income	379	330	49	15.01
Net loan loss provisions	(51)	(45)	(6)	13.58
Other income	(1)	(39)	38	(97.51)
Income before taxes	328	246	81	33.01

Income from ordinary activity	268	213	55	25.56

Net consolidated income	268	213	55	25.56

Attributable income to the Group	267	204	63	30.76

			Variation

	30.09.05	30.09.04	Amount	%

Balance sheet
Loans and credits*	18,020	18,489	(469)	(2.54)
Trading portfolio (w/o loans)	977	837	140	16.66
Available-for-sale financial assets	8,509	6,248	2,261	36.20
Due from credit institutions*	9,361	15,130	(5,769)	(38.13)
Intangible assets and property and equipment	442	428	14	3.32
Other assets	3,396	2,884	512	17.75
Total assets/liabilities & shareholders' equity	40,705	44,016	(3,311)	(7.52)
Customer deposits*	12,583	11,415	1,168	10.23
Marketable debt securities*	3,163	4,035	(873)	(21.63)
Subordinated debt	245	310	(65)	(21.03)
Insurance liabilities	2,437	1,864	572	30.69
Due to credit institutions*	18,286	21,426	(3,139)	(14.65)
Other liabilities	2,408	3,422	(1,015)	(29.64)
Shareholders' equity	1,583	1,543	40	2.62
Off-balance-sheet funds	6,942	7,756	(813)	(10.48)
Mutual funds	5,681	4,905	776	15.81
Pension funds	986	848	138	16.27
Managed portfolios	276	2,002	(1,727)	(86.24)
Customer funds under management	25,370	25,381	(11)	(0.04)

Total managed funds	47,648	51,771	(4,124)	(7.97)

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.01	17.60	3.41	p.
Efficiency ratio	43.00	45.64	(2.64	p.)
Efficiency ratio with depreciation and amortisation	48.72	51.70	(2.98	p.)
NPL ratio	1.15	1.12	0.03	p.
Coverage ratio	244.38	204.78	39.60	p.
Number of employees (direct & indirect)	6,301	6,507	(206)		(3.17)
Number of branches	677	651	26		3.99

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Portugal
Million euros

	Q1 '04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05

Income statement
Net interest income	143	164	153	146	153	168	151
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	65	70	71	71	76	75	85
Insurance activity	4	4	3	4	5	7	6
Commercial revenue	212	238	227	221	235	250	242
Gains (losses) on financial transactions	22	(16)	17	8	18	4	5
Gross operating income	234	222	243	229	253	254	247
Income from non-financial services (net) and other operating income	(3)	(2)	(3)	(2)	(2)	(2)	(2)
General administrative expenses	(107)	(106)	(107)	(108)	(106)	(109)	(108)
Personnel	(70)	(71)	(71)	(69)	(70)	(71)	(70)
Other administrative expenses	(37)	(35)	(35)	(39)	(36)	(38)	(38)
Depreciation and amortisation	(13)	(14)	(15)	(17)	(14)	(14)	(15)
Net operating income	111	100	119	101	130	128	122
Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)	(13)
Other income	(22)	(20)	3	10	1	(4)	2
Income before taxes	91	61	95	80	129	89	111

Income from ordinary activity	80	48	85	53	94	79	95

Net consolidated income	80	48	85	53	94	79	95

Attributable income to the Group	77	46	81	50	94	79	95

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Balance sheet
Loans and credits*	17,934	18,501	18,489	16,067	16,333	17,468	18,020
Trading portfolio (w/o loans)	495	840	837	530	566	903	977
Available-for-sale financial assets	5,507	5,427	6,248	9,373	9,167	8,467	8,509
Due from credit institutions*	13,550	16,071	15,130	12,864	9,983	11,290	9,361
Intangible assets and property and equipment	414	425	428	435	436	440	442
Other assets	2,323	2,883	2,884	3,198	3,164	3,227	3,396
Total assets/liabilities & shareholders' equity	40,223	44,147	44,016	42,467	39,650	41,796	40,705
Customer deposits*	11,520	12,030	11,415	12,526	11,444	13,097	12,583
Marketable debt securities*	3,480	4,326	4,035	3,926	3,968	3,193	3,163
Subordinated debt	350	339	310	307	311	246	245
Insurance liabilities	1,596	1,696	1,864	2,013	2,108	2,302	2,437
Due to credit institutions*	19,008	21,086	21,426	18,949	16,884	19,332	18,286
Other liabilities	2,716	3,130	3,422	3,242	3,041	2,052	2,408
Shareholders' equity	1,554	1,540	1,543	1,504	1,894	1,574	1,583
Off-balance-sheet funds	7,256	7,490	7,756	8,128	8,499	8,823	6,942
Mutual funds	4,675	4,795	4,905	5,029	5,250	5,371	5,681
Pension funds	872	860	848	946	986	980	986
Managed portfolios	1,710	1,835	2,002	2,152	2,264	2,472	276
Customer funds under management	24,202	25,881	25,381	26,900	26,330	27,661	25,370

Total managed funds	47,480	51,637	51,771	50,595	48,149	50,619	47,648

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.47	1.30	1.12	1.38	1.68	1.38	1.15
NPL coverage	156.49	172.70	204.78	205.28	182.44	216.93	244.38
Risk-weighted assets					22,156	21,569	22,320
Spread (Retail Banking)	3.54	3.39	3.29	3.28	3.26	3.25	3.14
Spread loans	2.29	2.18	2.10	2.06	2.04	2.02	1.94
Spread deposits	1.25	1.21	1.19	1.22	1.22	1.23	1.20

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United Kingdom (Abbey)
Million euros

Jan.-Sep. 05

Income statement
Net interest income	1,381
Income from companies accounted for by the equity method	2
Net fees	697
Insurance activity	443
Commercial revenue	2,522
Gains (losses) on financial transactions	270
Gross operating income	2,792
Income from non-financial services (net) and other operating income	25
General administrative expenses	(1,798)
Personnel	(963)
Other administrative expenses	(836)
Depreciation and amortisation	(119)
Net operating income	899
Net loan loss provisions	(244)
Other income	64
Income before taxes	719

Income from ordinary activity	492

Net consolidated income	492

Attributable income to the Group	492

30.09.05

Balance sheet
Loans and credits*	174,901
Trading portfolio (w/o loans)	63,534
Available-for-sale financial assets	22
Due from credit institutions*	20,670
Intangible assets and property and equipment	3,463
Other assets	41,293
Total assets/liabilities & shareholders' equity	303,884
Customer deposits*	112,237
Marketable debt securities*	30,821
Subordinated debt	9,866
Insurance liabilities	37,664
Due to credit institutions*	52,639
Other liabilities	58,415
Shareholders' equity	2,244
Off-balance-sheet funds	21,161
Mutual funds	5,689
Pension funds	15,473
Managed portfolios	—
Customer funds under management	211,748
Total managed funds	325,046

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.82
Efficiency ratio	63.85
Efficiency ratio with depreciation and amortisation	68.09
NPL ratio	0.74
Coverage ratio	70.69
Number of employees (direct & indirect)	20,939
Number of branches	714

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United Kingdom (Abbey)
Million euros

	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05
Income statement
Net interest income					422	468	492
Income from companies accounted for by the equity method					1	1	0
Net fees					214	221	262
Insurance activity					161	129	152
Commercial revenue					797	819	906
Gains (losses) on financial transactions					71	126	72
Gross operating income					868	945	978
Income from non-financial services (net) and other operating income					20	(3)	8
General administrative expenses					(588)	(607)	(603)
Personnel					(310)	(346)	(307)
Other administrative expenses					(279)	(261)	(296)
Depreciation and amortisation					(30)	(46)	(44)
Net operating income					270	289	340
Net loan loss provisions					(58)	(101)	(86)
Other income					19	41	4
Income before taxes					231	230	258

Income from ordinary activity					153	168	170

Net consolidated income					153	168	170

Attributable income to the Group					153	168	170

NOTE: Pro forma accounts adapted to line assignation changes as indicated in the second quarter. These changes do not affect gross operating revenue or income

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*				156,619	160,433	164,251	174,901
Trading portfolio (w/o loans)				51,810	51,324	56,082	63,534
Available-for-sale financial assets				14	15	23	22
Due from credit institutions*				19,175	29,952	15,183	20,670
Intangible assets and property and equipment				5,147	5,220	5,217	3,463
Other assets				39,116	36,464	40,439	41,293
Total assets/liabilities & shareholders' equity				271,881	283,408	281,194	303,884
Customer deposits*				113,353	103,285	109,379	112,237
Marketable debt securities*				32,867	32,402	31,883	30,821
Subordinated debt				8,707	8,867	10,054	9,866
Insurance liabilities				34,468	34,890	37,779	37,664
Due to credit institutions*				26,826	36,150	30,511	52,639
Other liabilities				53,394	65,549	59,302	58,415
Shareholders' equity				2,265	2,264	2,286	2,244
Off-balance-sheet funds				14,541	14,959	16,300	21,161
Mutual funds				1,346	1,449	1,602	5,689
Pension funds				13,194	13,510	14,698	15,473
Managed portfolios				—	—	—	—
Customer funds under management				203,936	194,403	205,396	211,748

Total managed funds				286,422	298,366	297,495	325,046

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.70	0.84	0.80	0.74
NPL coverage	91.39	71.81	73.73	70.69
Risk-weighted assets		92,025	92,903	102,634

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United Kingdom (Abbey)
Million pound sterling

Jan.-Sep. 05
Income statement
Net interest income	946
Income from companies accounted for by the equity method	1
Net fees	477
Insurance activity	303
Commercial revenue	1,728
Gains (losses) on financial transactions	185
Gross operating income	1,913
Income from non-financial services (net) and other operating income	17
General administrative expenses	(1,232)
Personnel	(660)
Other administrative expenses	(572)
Depreciation and amortisation	(82)
Net operating income	616
Net loan loss provisions	(167)
Other income	44
Income before taxes	492

Income from ordinary activity	337

Net consolidated income	337

Attributable income to the Group	337

30.09.05
Balance sheet
Loans and credits*	119,274
Trading portfolio (w/o loans)	43,327
Available-for-sale financial assets	15
Due from credit institutions*	14,096
Intangible assets and property and equipment	2,362
Other assets	28,160
Total assets/liabilities & shareholders' equity	207,234
Customer deposits*	76,540
Marketable debt securities*	21,018
Subordinated debt	6,728
Insurance liabilities	25,685
Due to credit institutions*	35,897
Other liabilities	39,836
Shareholders' equity	1,530
Off-balance-sheet funds	14,431
Mutual funds	3,879
Pension funds	10,551
Managed portfolios	—
Customer funds under management	144,402

Total managed funds	221,665

(*).- Includes all stock of concept classified in the balance sheet

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United Kingdom (Abbey)
Million pound sterling

	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05
Income statement
Net interest income					292	317	336
Income from companies accounted for by the equity method					0	1	0
Net fees					148	150	179
Insurance activity					112	87	104
Commercial revenue					553	556	619
Gains (losses) on financial transactions					49	86	49
Gross operating income					602	642	669
Income from non-financial services (net) and other operating income					14	(2)	5
General administrative expenses					(408)	(412)	(412)
Personnel					(215)	(235)	(210)
Other administrative expenses					(193)	(177)	(202)
Depreciation and amortisation					(21)	(31)	(30)
Net operating income					187	196	232
Net loan loss provisions					(40)	(69)	(58)
Other income					13	28	3
Income before taxes					160	156	176

Income from ordinary activity					106	114	117

Net consolidated income					106	114	117

Attributable income to the Group					106	114	117

NOTE: Pro forma accounts adapted to line assignation changes as indicated in the second quarter. These changes do not affect gross operating revenue or income

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*				110,424	110,458	110,738	119,274
Trading portfolio (w/o loans)				36,529	35,336	37,810	43,327
Available-for-sale financial assets				10	10	15	15
Due from credit institutions*				13,519	20,622	10,236	14,096
Intangible assets and property and equipment				3,629	3,594	3,517	2,362
Other assets				27,579	25,106	27,264	28,160
Total assets/liabilities & shareholders' equity				191,690	195,126	189,581	207,234
Customer deposits*				79,919	71,111	73,743	76,540
Marketable debt securities*				23,173	22,309	21,496	21,018
Subordinated debt				6,139	6,105	6,778	6,728
Insurance liabilities				24,301	24,022	25,471	25,685
Due to credit institutions*				18,914	24,889	20,570	35,897
Other liabilities				37,646	45,131	39,981	39,836
Shareholders' equity				1,597	1,559	1,541	1,530
Off-balance-sheet funds				10,252	10,299	10,990	14,431
Mutual funds				949	998	1,080	3,879
Pension funds				9,303	9,301	9,909	10,551
Managed portfolios				—	—	—	—
Customer funds under management				143,785	133,847	138,478	144,402

Total managed funds				201,942	205,425	200,571	221,665

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million euros

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	2,786	2,470	317	12.82
Income from companies accounted for by the equity method	5	4	1	30.78
Net fees	1,427	1,213	214	17.62
Insurance activity	80	56	24	42.65
Commercial revenue	4,298	3,743	555	14.84
Gains (losses) on financial transactions	654	363	291	80.31
Gross operating income	4,952	4,105	847	20.62
Income from non-financial services (net) and other operating income	(70)	(38)	(32)	85.34
General administrative expenses	(2,374)	(2,064)	(310)	15.01
Personnel	(1,270)	(1,128)	(142)	12.64
Other administrative expenses	(1,104)	(936)	(167)	17.87
Depreciation and amortisation	(234)	(215)	(19)	8.89
Net operating income	2,273	1,788	485	27.14
Net loan loss provisions	(176)	(273)	96	(35.37)
Other income	(174)	(10)	(164)	—
Income before taxes	1,923	1,506	418	27.76

Income from ordinary activity	1,525	1,291	234	18.14

Net consolidated income	1,525	1,296	229	17.63

Attributable income to the Group	1,351	1,153	198	17.22

			Variation

	30.09.05	30.09.04	Amount		%
Balance sheet
Loans and credits*	47,247	34,304	12,943		37.73
Trading portfolio (w/o loans)	22,310	14,312	7,998		55.88
Available-for-sale financial assets	16,178	13,634	2,544		18.66
Due from credit institutions*	26,415	21,352	5,064		23.71
Intangible assets and property and equipment	1,363	1,158	205		17.73
Other assets	14,136	9,249	4,887		52.84
Total assets/liabilities & shareholders' equity	127,650	94,010	33,640		35.78
Customer deposits*	62,637	43,550	19,087		43.83
Marketable debt securities*	4,764	6,251	(1,488)		(23.80)
Subordinated debt	1,268	532	736		138.27
Insurance liabilities	1,594	975	620		63.58
Due to credit institutions*	35,584	27,194	8,390		30.85
Other liabilities	13,751	9,341	4,410		47.21
Shareholders' equity	8,052	6,166	1,886		30.59
Off-balance-sheet funds	48,491	34,498	13,993		40.56
Mutual funds	21,878	15,556	6,322		40.64
Pension funds	18,096	13,369	4,726		35.35
Managed portfolios	8,517	5,572	2,945		52.86
Customer funds under management	118,754	85,806	32,948		38.40

Total managed funds	176,141	128,507	47,634		37.07

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.86	24.39	(0.53	p.)
Efficiency ratio	47.02	49.24	(2.22	p.)
Efficiency ratio with depreciation and amortisation	51.75	54.48	(2.73	p.)
NPL ratio	1.95	2.99	(1.04	p.)
Coverage ratio	183.16	150.02	33.14	p.
Number of employees (direct & indirect)	61,946	60,686	1,260		2.08
Number of branches	4,053	4,062	(9)		(0.22)

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Latin America
Million euros

	Q1'04	Q2 '04	Q3 '04	Q4 '04	Q1 ' 05	Q2 ' 05	Q3 '05
Income statement
Net interest income	804	823	842	858	839	903	1,044
Income from companies accounted for by the equity method	1	0	2	1	1	2	2
Net fees	383	411	419	426	426	477	524
Insurance activity	16	21	19	22	22	25	32
Commercial revenue	1,204	1,256	1,283	1,307	1,288	1,407	1,602
Gains (losses) on financial transactions	185	79	98	96	198	273	182
Gross operating income	1,389	1,335	1,381	1,402	1,487	1,680	1,784
Income from non-financial services (net) and other operating income	(15)	(7)	(16)	(11)	(20)	(21)	(29)
General administrative expenses	(686)	(683)	(695)	(733)	(722)	(796)	(855)
Personnel	(371)	(377)	(380)	(414)	(391)	(426)	(453)
Other administrative expenses	(315)	(306)	(315)	(319)	(331)	(371)	(402)
Depreciation and amortisation	(69)	(73)	(73)	(71)	(73)	(75)	(86)
Net operating income	619	571	597	587	672	788	814
Net loan loss provisions	(82)	(96)	(95)	(51)	(58)	(41)	(77)
Other income	(14)	10	(6)	(176)	(34)	(48)	(92)
Income before taxes	523	486	496	361	580	699	644

Income from ordinary activity	436	431	423	359	476	538	510

Net consolidated income	439	432	426	365	476	538	510

Attributable income to the Group	388	390	376	317	422	478	452

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	30,949	32,450	34,304	34,585	37,242	43,058	47,247
Trading portfolio (w/o loans)	11,770	12,324	14,312	14,304	16,765	19,595	22,310
Available-for-sale financial assets	13,640	13,906	13,634	13,873	13,941	15,130	16,178
Due from credit institutions*	20,303	20,647	21,352	21,247	19,176	21,953	26,415
Intangible assets and property and equipment	1,168	1,141	1,158	1,163	1,159	1,321	1,363
Other assets	9,170	8,837	9,249	10,294	11,133	13,139	14,136
Total assets/liabilities & shareholders' equity	86,999	89,305	94,010	95,466	99,415	114,197	127,650
Customer deposits*	45,286	44,372	43,550	45,718	49,977	58,822	62,637
Marketable debt securities*	5,390	4,769	6,251	5,201	5,114	3,795	4,764
Subordinated debt	517	517	532	709	775	840	1,268
Insurance liabilities	822	846	975	1,054	1,158	1,412	1,594
Due to credit institutions*	20,208	24,539	27,194	27,978	25,889	29,448	35,584
Other liabilities	8,128	8,252	9,341	9,023	9,120	12,035	13,751
Shareholders' equity	6,648	6,009	6,166	5,783	7,382	7,844	8,052
Off-balance-sheet funds	32,853	32,588	34,498	33,889	36,713	42,062	48,491
Mutual funds	14,603	14,431	15,556	15,259	16,765	20,237	21,878
Pension funds	12,945	12,726	13,369	13,357	14,294	16,205	18,096
Managed portfolios	5,306	5,431	5,572	5,272	5,654	5,620	8,517
Customer funds under management	84,868	83,091	85,806	86,572	93,737	106,931	118,754

Total managed funds	119,852	121,892	128,507	129,355	136,128	156,259	176,141

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	3.20	3.20	2.99	2.95	2.73	2.17	1.95
NPL coverage	140.36	143.89	150.02	152.36	160.15	180.81	183.16
Risk-weighted assets					42,977	51,521	52,076

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Latin America
Million dollars

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	3,515	3,025	491	16.22
Income from companies accounted for by the equity method	6	5	2	34.73
Net fees	1,800	1,486	315	21.17
Insurance activity	101	69	32	46.96
Commercial revenue	5,423	4,584	839	18.31
Gains (losses) on financial transactions	825	444	381	85.75
Gross operating income	6,248	5,028	1,220	24.26
Income from non-financial services (net) and other operating income	(88)	(46)	(42)	90.93
General administrative expenses	(2,995)	(2,528)	(467)	18.48
Personnel	(1,603)	(1,381)	(221)	16.04
Other administrative expenses	(1,393)	(1,147)	(246)	21.43
Depreciation and amortisation	(296)	(264)	(32)	12.18
Net operating income	2,868	2,190	678	30.98
Net loan loss provisions	(222)	(334)	112	(33.42)
Other income	(219)	(12)	(207)	—
Income before taxes	2,427	1,844	583	31.61

Income from ordinary activity	1,924	1,581	343	21.70

Net consolidated income	1,924	1,587	336	21.19

Attributable income to the Group	1,705	1,412	293	20.75

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	56,895	42,568	14,327	33.66
Trading portfolio (w/o loans)	26,866	17,760	9,106	51.27
Available-for-sale financial assets	19,481	16,919	2,563	15.15
Due from credit institutions*	31,809	26,495	5,314	20.06
Intangible assets and property and equipment	1,642	1,437	205	14.25
Other assets	17,023	11,477	5,546	48.32
Total assets/liabilities & shareholders' equity	153,716	116,656	37,060	31.77
Customer deposits*	75,427	54,041	21,386	39.57
Marketable debt securities*	5,736	7,757	(2,021)	(26.05)
Subordinated debt	1,527	661	867	131.23
Insurance liabilities	1,920	1,209	710	58.74
Due to credit institutions*	42,850	33,745	9,105	26.98
Other liabilities	16,560	11,592	4,968	42.86
Shareholders' equity	9,696	7,651	2,045	26.73
Off-balance-sheet funds	58,393	42,808	15,585	36.41
Mutual funds	26,346	19,304	7,042	36.48
Pension funds	21,791	16,590	5,201	31.35
Managed portfolios	10,256	6,914	3,342	48.33
Customer funds under management	143,003	106,477	36,527	34.30

Total managed funds	212,109	159,465	52,644	33.01

(*).- Includes all stock of concept classified in the balance sheet

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Latin America
Million dollars
	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05
Income statement
Net interest income	1,004	992	1,029	1,105	1,100	1,138	1,277
Income from companies accounted for by the equity method	2	0	2	1	2	3	2
Net fees	478	496	513	548	559	602	640
Insurance activity	20	25	23	28	29	32	40
Commercial revenue	1,504	1,513	1,567	1,682	1,689	1,774	1,959
Gains (losses) on financial transactions	231	93	120	124	260	346	219
Gross operating income	1,735	1,606	1,687	1,807	1,950	2,120	2,179
Income from non-financial services (net) and other operating income	(18)	(8)	(20)	(14)	(26)	(27)	(36)
General administrative expenses	(857)	(822)	(849)	(943)	(947)	(1,004)	(1,044)
Personnel	(463)	(454)	(464)	(532)	(513)	(537)	(553)
Other administrative expenses	(393)	(369)	(385)	(411)	(434)	(467)	(491)
Depreciation and amortisation	(87)	(89)	(89)	(92)	(96)	(95)	(106)
Net operating income	774	687	730	758	881	994	993
Net loan loss provisions	(102)	(116)	(116)	(68)	(76)	(51)	(95)
Other income	(18)	13	(7)	(218)	(44)	(61)	(114)
Income before taxes	654	584	606	472	761	883	783

Income from ordinary activity	545	518	517	467	625	679	620

Net consolidated income	548	520	520	475	625	679	620

Attributable income to the Group	484	469	459	412	553	603	549

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	37,832	39,442	42,568	47,108	48,280	52,066	56,895
Trading portfolio (w/o loans)	14,387	14,979	17,760	19,483	21,734	23,695	26,866
Available-for-sale financial assets	16,674	16,903	16,919	18,896	18,073	18,295	19,481
Due from credit institutions*	24,818	25,097	26,495	28,940	24,860	26,546	31,809
Intangible assets and property and equipment	1,428	1,386	1,437	1,585	1,502	1,597	1,642
Other assets	11,209	10,742	11,477	14,022	14,433	15,888	17,023
Total assets/liabilities & shareholders' equity	106,348	108,550	116,656	130,034	128,882	138,086	153,716
Customer deposits*	55,357	53,934	54,041	62,273	64,790	71,127	75,427
Marketable debt securities*	6,588	5,797	7,757	7,085	6,630	4,589	5,736
Subordinated debt	632	628	661	966	1,005	1,016	1,527
Insurance liabilities	1,005	1,028	1,209	1,436	1,501	1,708	1,920
Due to credit institutions*	24,703	29,828	33,745	38,108	33,563	35,609	42,850
Other liabilities	9,936	10,031	11,592	12,290	11,824	14,553	16,560
Shareholders' equity	8,126	7,304	7,651	7,876	9,570	9,485	9,696
Off-balance-sheet funds	40,160	39,610	42,808	46,160	47,595	50,862	58,393
Mutual funds	17,850	17,541	19,304	20,785	21,734	24,471	26,346
Pension funds	15,823	15,468	16,590	18,193	18,531	19,595	21,791
Managed portfolios	6,486	6,601	6,914	7,182	7,330	6,796	10,256
Customer funds under management	103,743	100,998	106,477	117,919	121,521	129,301	143,003

Total managed funds	146,508	148,160	159,465	176,194	176,477	188,948	212,109

(*).- Includes all stock of concept classified in the balance sheet

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Latin America. Results
Million euros
	Gross operating income		Net operating income		Attributable income to the Group
	Jan.-Sep. 05	Var. (%)	Jan.-Sep. 05	Var. (%)	Jan.-Sep. 05	Var. (%)
Brazil	1,912	26.47	862	27.73	468	9.62
Mexico	1,145	18.47	488	19.36	283	13.78
Chile	798	19.55	432	36.50	241	38.87
Puerto Rico	197	1.57	66	8.63	37	(1.21)
Venezuela	300	10.32	143	12.70	101	13.20
Colombia	86	26.66	35	50.49	34	54.63
Argentina	280	27.67	122	60.96	61	117.12
Rest	233	13.25	127	23.95	126	(0.55)
Total	4,952	20.62	2,273	27.14	1,351	17.22

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Latin America. Results
Million dollars
	Gross operating income		Net operating income		Attributable income to the Group
	Jan.-Sep. 05	Var. (%)	Jan.-Sep. 05	Var. (%)	Jan.-Sep. 05	Var. (%)
Brazil	2,413	30.29	1,087	31.59	591	12.93
Mexico	1,445	22.05	615	22.97	357	17.22
Chile	1,007	23.16	545	40.62	304	43.06
Puerto Rico	248	4.63	83	11.91	47	1.77
Venezuela	378	13.65	180	16.10	127	16.62
Colombia	109	30.49	44	55.03	43	59.30
Argentina	353	31.52	153	65.82	78	123.68
Rest	295	16.67	160	27.70	159	2.45
Total	6,248	24.26	2,868	30.98	1,705	20.75

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Brazil
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	952	884	67	7.61
Income from companies accounted for by the equity method	1	0	0	85.13
Net fees	471	366	105	28.58
Insurance activity	28	19	9	48.75
Commercial revenue	1,451	1,270	182	14.30
Gains (losses) on financial transactions	461	242	219	90.32
Gross operating income	1,912	1,512	400	26.47
Income from non-financial services (net) and other operating income	(1)	1	(2)	—
General administrative expenses	(938)	(759)	(178)	23.49
Personnel	(505)	(416)	(90)	21.56
Other administrative expenses	(432)	(344)	(89)	25.83
Depreciation and amortisation	(112)	(79)	(33)	41.20
Net operating income	862	674	187	27.73
Net loan loss provisions	(93)	(138)	45	(32.47)
Other income	(48)	20	(68)	—
Income before taxes	720	556	164	29.46

Income from ordinary activity	478	437	41	9.36

Net consolidated income	478	437	41	9.36

Attributable income to the Group	468	427	41	9.62

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	9,559	5,552	4,008	72.19
Trading portfolio (w/o loans)	3,335	1,267	2,069	163.32
Available-for-sale financial assets	5,971	5,175	796	15.38
Due from credit institutions*	10,691	6,593	4,098	62.16
Intangible assets and property and equipment	462	324	138	42.52
Other assets	5,983	3,858	2,125	55.06
Total assets/liabilities & shareholders' equity	36,002	22,769	13,233	58.12
Customer deposits*	10,441	5,848	4,594	78.55
Marketable debt securities*	438	667	(229)	(34.35)
Subordinated debt	408	—	408	—
Insurance liabilities	1,010	546	464	85.04
Due to credit institutions*	14,052	8,880	5,172	58.25
Other liabilities	7,015	4,970	2,045	41.15
Shareholders' equity	2,637	1,859	778	41.86
Off-balance-sheet funds	11,381	7,399	3,981	53.81
Mutual funds	10,815	7,022	3,794	54.03
Pension funds	—	—	—	—
Managed portfolios	565	378	187	49.64
Customer funds under management	23,678	14,460	9,218	63.75

Total managed funds	47,382	30,169	17,214	57.06

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.19	30.32	(6.13	p.)
Efficiency ratio	46.96	48.25	(1.29	p.)
Efficiency ratio with depreciation and amortisation	52.82	53.49	(0.67	p.)
NPL ratio	2.92	2.08	0.84	p.
Coverage ratio	147.80	237.13	(89.33	p.)
Number of employees (direct & indirect)	21,714	21,203	511		2.41
Number of branches	1,898	1,886	12		0.64

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Brazil
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	306	291	287	269	282	290	380
Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	118	116	132	135	136	161	173
Insurance activity	4	7	8	11	10	5	13
Commercial revenue	429	413	428	415	428	457	566
Gains (losses) on financial transactions	87	92	62	102	100	235	126
Gross operating income	516	506	490	517	528	691	693
Income from non-financial services (net) and other operating income	1	2	(1)	0	2	(1)	(2)
General administrative expenses	(256)	(251)	(253)	(298)	(283)	(314)	(340)
Personnel	(138)	(137)	(141)	(177)	(156)	(164)	(185)
Other administrative expenses	(118)	(113)	(112)	(121)	(127)	(150)	(155)
Depreciation and amortisation	(25)	(26)	(28)	(34)	(35)	(34)	(42)
Net operating income	236	230	208	185	211	342	308
Net loan loss provisions	(48)	(35)	(56)	(55)	(33)	(21)	(39)
Other income	1	1	18	(34)	16	(23)	(41)
Income before taxes	190	197	169	95	194	299	228

Income from ordinary activity	141	161	135	145	138	186	154

Net consolidated income	141	161	135	145	138	186	154

Attributable income to the Group	137	158	132	142	135	182	151

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	4,645	4,855	5,552	5,686	6,273	8,356	9,559
Trading portfolio (w/o loans)	1,246	1,048	1,267	1,564	3,206	3,184	3,335
Available-for-sale financial assets	5,654	4,925	5,175	5,417	5,275	5,752	5,971
Due from credit institutions*	5,718	6,073	6,593	5,790	5,572	7,203	10,691
Intangible assets and property and equipment	329	307	324	360	354	433	462
Other assets	3,667	3,532	3,858	4,210	4,463	5,141	5,983
Total assets/liabilities & shareholders' equity	21,258	20,740	22,769	23,027	25,143	30,070	36,002
Customer deposits*	5,269	5,074	5,848	6,615	7,155	9,427	10,441
Marketable debt securities*	742	676	667	476	499	550	438
Subordinated debt	—	—	—	—	—	—	408
Insurance liabilities	403	421	546	631	684	884	1,010
Due to credit institutions*	8,308	8,700	8,880	8,808	9,827	10,120	14,052
Other liabilities	4,449	4,183	4,970	4,695	4,622	6,274	7,015
Shareholders' equity	2,087	1,685	1,859	1,802	2,356	2,815	2,637
Off-balance-sheet funds	6,991	6,811	7,399	7,355	8,083	10,411	11,381
Mutual funds	6,652	6,474	7,022	6,973	7,681	9,912	10,815
Pension funds	—	—	—	—	—	—	—
Managed portfolios	339	338	378	382	403	499	565
Customer funds under management	13,405	12,983	14,460	15,077	16,421	21,272	23,678

Total managed funds	28,249	27,552	30,169	30,382	33,226	40,481	47,382

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.67	2.38	2.08	2.85	2.70	2.89	2.92
NPL coverage	213.06	222.68	237.13	188.17	188.11	164.62	147.80
Risk-weighted assets					10,025	14,186	13,606
Spread (Retail Banking)	18.78	17.91	17.91	17.63	17.49	17.06	17.83
Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71

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Brazil
Million dollars
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	1,201	1,083	118	10.86
Income from companies accounted for by the equity method	1	1	1	90.72
Net fees	594	448	146	32.46
Insurance activity	35	23	12	53.24
Commercial revenue	1,831	1,555	276	17.75
Gains (losses) on financial transactions	582	297	285	96.07
Gross operating income	2,413	1,852	561	30.29
Income from non-financial services (net) and other operating income	(1)	2	(3)	—
General administrative expenses	(1,183)	(930)	(253)	27.22
Personnel	(638)	(509)	(128)	25.23
Other administrative expenses	(546)	(421)	(125)	29.63
Depreciation and amortisation	(141)	(97)	(44)	45.47
Net operating income	1,087	826	261	31.59
Net loan loss provisions	(118)	(169)	51	(30.43)
Other income	(61)	24	(85)	—
Income before taxes	909	681	227	33.37

Income from ordinary activity	603	535	68	12.66

Net consolidated income	603	535	68	12.66

Attributable income to the Group	591	523	68	12.93

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	11,511	6,889	4,623	67.10
Trading portfolio (w/o loans)	4,016	1,572	2,444	155.53
Available-for-sale financial assets	7,191	6,422	768	11.96
Due from credit institutions*	12,874	8,181	4,693	57.36
Intangible assets and property and equipment	557	403	154	38.30
Other assets	7,205	4,788	2,417	50.48
Total assets/liabilities & shareholders' equity	43,353	28,254	15,099	53.44
Customer deposits*	12,573	7,256	5,317	73.27
Marketable debt securities*	527	827	(300)	(36.30)
Subordinated debt	491	—	491	—
Insurance liabilities	1,217	678	539	79.57
Due to credit institutions*	16,922	11,019	5,903	53.57
Other liabilities	8,448	6,167	2,281	36.98
Shareholders' equity	3,175	2,307	869	37.67
Off-balance-sheet funds	13,704	9,182	4,523	49.26
Mutual funds	13,024	8,713	4,311	49.48
Pension funds	—	—	—	—
Managed portfolios	681	469	212	45.21
Customer funds under management	28,513	17,943	10,570	58.91

Total managed funds	57,058	37,436	19,622	52.41

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	383	350	351	349	370	365	466
Income from companies accounted for by the equity method	0	0	0	0	0	1	0
Net fees	148	139	161	173	179	203	212
Insurance activity	5	8	10	14	13	6	16
Commercial revenue	535	497	522	536	562	575	694
Gains (losses) on financial transactions	109	111	76	131	131	299	152
Gross operating income	645	608	599	667	692	874	846
Income from non-financial services (net) and other operating income	1	2	(2)	0	2	(1)	(2)
General administrative expenses	(320)	(302)	(309)	(383)	(371)	(396)	(416)
Personnel	(172)	(165)	(172)	(226)	(205)	(206)	(226)
Other administrative expenses	(148)	(136)	(137)	(156)	(167)	(190)	(189)
Depreciation and amortisation	(31)	(32)	(34)	(44)	(47)	(43)	(52)
Net operating income	295	277	254	240	276	434	376
Net loan loss provisions	(59)	(41)	(68)	(70)	(43)	(26)	(48)
Other income	1	2	22	(42)	21	(29)	(52)
Income before taxes	237	237	207	128	254	379	276

Income from ordinary activity	176	194	165	187	180	236	187

Net consolidated income	176	194	165	187	180	236	187

Attributable income to the Group	171	190	162	183	177	231	183

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	5,678	5,902	6,889	7,745	8,132	10,104	11,511
Trading portfolio (w/o loans)	1,523	1,274	1,572	2,130	4,156	3,851	4,016
Available-for-sale financial assets	6,911	5,986	6,422	7,378	6,839	6,956	7,191
Due from credit institutions*	6,990	7,382	8,181	7,887	7,224	8,710	12,874
Intangible assets and property and equipment	403	374	403	490	459	524	557
Other assets	4,482	4,293	4,788	5,735	5,785	6,217	7,205

Total assets/liabilities & shareholders' equity

25,986

25,209

28,254

31,365

32,595

36,361

43,353

Customer deposits*	6,441	6,168	7,256	9,010	9,276	11,399	12,573
Marketable debt securities*	907	822	827	648	647	666	527
Subordinated debt	—	—	—	—	—	—	491
Insurance liabilities	493	512	678	860	887	1,069	1,217
Due to credit institutions*	10,155	10,575	11,019	11,998	12,739	12,237	16,922
Other liabilities	5,439	5,085	6,167	6,394	5,992	7,586	8,448
Shareholders' equity	2,552	2,048	2,307	2,455	3,054	3,404	3,175

Off-balance-sheet funds

8,545

8,279

9,182

10,019

10,479

12,589

13,704

Mutual funds	8,131	7,869	8,713	9,498	9,957	11,986	13,024
Pension funds	—	—	—	—	—	—	—
Managed portfolios	414	411	469	520	522	603	681

Customer funds under management

16,386

15,781

17,943

20,536

21,289

25,722

28,513

Total managed funds

34,531

33,489

37,436

41,384

43,074

48,949

57,058

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	2,978	3,219	(241)	(7.48)
Income from companies accounted for by the equity method	3	2	1	59.17
Net fees	1,473	1,333	141	10.55
Insurance activity	87	68	19	27.89
Commercial revenue	4,541	4,622	(80)	(1.73)
Gains (losses) on financial transactions	1,442	881	561	63.63
Gross operating income	5,984	5,503	481	8.74
Income from non-financial services (net) and other operating income	(3)	5	(7)	—
General administrative expenses	(2,935)	(2,764)	(171)	6.17
Personnel	(1,581)	(1,513)	(68)	4.51
Other administrative expenses	(1,353)	(1,251)	(102)	8.18
Depreciation and amortisation	(350)	(289)	(62)	21.40
Net operating income	2,696	2,455	241	9.82
Net loan loss provisions	(292)	(503)	211	(41.94)
Other income	(151)	72	(223)	—
Income before taxes	2,254	2,025	229	11.30

Income from ordinary activity	1,495	1,590	(95)	(5.98)

Net consolidated income	1,495	1,590	(95)	(5.98)

Attributable income to the Group	1,465	1,554	(89)	(5.75)

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	25,550	19,623	5,927	30.20
Trading portfolio (w/o loans)	8,914	4,477	4,437	99.11
Available-for-sale financial assets	15,960	18,294	(2,334)	(12.76)
Due from credit institutions*	28,573	23,304	5,269	22.61
Intangible assets and property and equipment	1,236	1,147	89	7.76
Other assets	15,991	13,638	2,352	17.25
Total assets/liabilities & shareholders' equity	96,223	80,483	15,740	19.56
Customer deposits*	27,907	20,670	7,237	35.01
Marketable debt securities*	1,170	2,356	(1,187)	(50.36)
Subordinated debt	1,090	—	1,090	—
Insurance liabilities	2,701	1,930	770	39.91
Due to credit institutions*	37,558	31,388	6,170	19.66
Other liabilities	18,750	17,568	1,182	6.73
Shareholders' equity	7,048	6,571	477	7.27
Off-balance-sheet funds	30,417	26,154	4,263	16.30
Mutual funds	28,907	24,819	4,087	16.47
Pension funds	—	—	—	—
Managed portfolios	1,511	1,335	176	13.15
Customer funds under management	63,284	51,111	12,173	23.82

Total managed funds	126,640	106,637	20,003	18.76

(*).- Includes all stock of concept classified in the balance sheet

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Brazil
Million brazilian real
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	1,109	1,066	1,045	972	986	898	1,094
Income from companies accounted for by the equity method	0	0	1	1	0	2	1
Net fees	428	425	480	486	476	503	494
Insurance activity	15	24	29	39	33	15	38
Commercial revenue	1,551	1,515	1,555	1,498	1,496	1,418	1,628
Gains (losses) on financial transactions	317	338	227	370	349	753	341
Gross operating income	1,868	1,853	1,782	1,869	1,844	2,171	1,969
Income from non-financial services (net) and other operating income	3	7	(5)	0	6	(2)	(6)
General administrative expenses	(926)	(918)	(920)	(1,078)	(989)	(978)	(967)
Personnel	(498)	(503)	(512)	(640)	(546)	(508)	(528)
Other administrative expenses	(427)	(415)	(408)	(439)	(444)	(470)	(440)
Depreciation and amortisation	(90)	(97)	(102)	(124)	(124)	(106)	(121)
Net operating income	855	844	756	667	736	1,085	875
Net loan loss provisions	(172)	(127)	(204)	(199)	(115)	(63)	(114)
Other income	3	5	64	(125)	56	(78)	(129)
Income before taxes	687	722	616	343	677	945	632

Income from ordinary activity	510	590	491	522	481	586	428

Net consolidated income	510	590	491	522	481	586	428

Attributable income to the Group	496	578	481	511	471	574	420

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	16,522	18,377	19,623	20,570	21,761	23,690	25,550
Trading portfolio (w/o loans)	4,432	3,967	4,477	5,658	11,122	9,028	8,914
Available-for-sale financial assets	20,111	18,641	18,294	19,596	18,301	16,308	15,960
Due from credit institutions*	20,340	22,987	23,304	20,948	19,330	20,421	28,573
Intangible assets and property and equipment	1,172	1,163	1,147	1,302	1,228	1,227	1,236
Other assets	13,042	13,367	13,638	15,231	15,481	14,576	15,991
Total assets/liabilities & shareholders' equity	75,620	78,502	80,483	83,305	87,224	85,251	96,223
Customer deposits*	18,742	19,207	20,670	23,930	24,822	26,726	27,907
Marketable debt securities*	2,639	2,559	2,356	1,722	1,732	1,560	1,170
Subordinated debt	—	—	—	—	—	—	1,090
Insurance liabilities	1,435	1,593	1,930	2,283	2,372	2,506	2,701
Due to credit institutions*	29,552	32,931	31,388	31,866	34,090	28,691	37,558
Other liabilities	15,826	15,834	17,568	16,984	16,035	17,786	18,750
Shareholders' equity	7,425	6,378	6,571	6,521	8,173	7,982	7,048
Off-balance-sheet funds	24,867	25,782	26,154	26,610	28,042	29,515	30,417
Mutual funds	23,662	24,503	24,819	25,228	26,646	28,101	28,907
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,204	1,279	1,335	1,382	1,397	1,414	1,511
Customer funds under management	47,683	49,141	51,111	54,545	56,969	60,307	63,284

Total managed funds	100,486	104,284	106,637	109,915	115,266	114,766	126,640

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	738	641	97	15.18
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	341	313	28	8.86
Insurance activity	14	9	5	55.40
Commercial revenue	1,093	963	130	13.50
Gains (losses) on financial transactions	52	4	49	—
Gross operating income	1,145	967	178	18.47
Income from non-financial services (net) and other operating income	(51)	(33)	(17)	52.26
General administrative expenses	(562)	(482)	(80)	16.66
Personnel	(277)	(251)	(26)	10.36
Other administrative expenses	(285)	(231)	(54)	23.52
Depreciation and amortisation	(45)	(43)	(2)	4.17
Net operating income	488	409	79	19.36
Net loan loss provisions	(34)	(36)	2	(6.68)
Other income	(37)	(2)	(35)	—
Income before taxes	417	370	46	12.54

Income from ordinary activity	388	343	45	13.13

Net consolidated income	388	343	45	13.13

Attributable income to the Group	283	248	34	13.78

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	12,750	9,797	2,952	30.13
Trading portfolio (w/o loans)	16,773	11,069	5,704	51.53
Available-for-sale financial assets	5,555	3,670	1,885	51.37
Due from credit institutions*	7,882	8,197	(315)	(3.84)
Intangible assets and property and equipment	318	297	21	7.05
Other assets	4,134	2,388	1,746	73.12
Total assets/liabilities & shareholders' equity	47,412	35,418	11,994	33.86
Customer deposits*	22,513	15,631	6,882	44.03
Marketable debt securities*	2,357	2,968	(610)	(20.56)
Subordinated debt	63	—	63	—
Insurance liabilities	60	42	17	41.12
Due to credit institutions*	16,787	13,070	3,717	28.44
Other liabilities	3,666	2,228	1,438	64.57
Shareholders' equity	1,966	1,480	486	32.88
Off-balance-sheet funds	9,383	6,868	2,516	36.63
Mutual funds	6,180	4,189	1,991	47.54
Pension funds	3,203	2,679	524	19.57
Managed portfolios	—	—	—	—
Customer funds under management	34,376	25,509	8,868	34.76

Total managed funds	56,795	42,286	14,509	34.31

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.10	22.58	(1.48	p.)
Efficiency ratio	48.91	49.70	(0.79	p.)
Efficiency ratio with depreciation and amortisation	52.81	54.14	(1.33	p.)
NPL ratio	0.85	1.23	(0.38	p.)
Coverage ratio	280.50	253.30	27.20	p.
Number of employees (direct & indirect)	13,578	12,457	1,121		9.00
Number of branches	1,010	1,021	(11)		(1.08)

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Mexico
Million euros
	Q1'04	Q2'04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	200	210	232	243	243	235	261
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—	—
Net fees	94	114	106	106	104	119	118
Insurance activity	3	2	4	1	2	7	5
Commercial revenue	297	325	341	351	349	361	383
Gains (losses) on financial transactions	50	(50)	3	(32)	12	8	33
Gross operating income	347	275	344	319	361	368	416
Income from non-financial services (net) and other operating income	(11)	(10)	(13)	(12)	(15)	(16)	(19)
General administrative expenses	(167)	(152)	(163)	(177)	(171)	(191)	(199)
Personnel	(83)	(83)	(85)	(85)	(87)	(95)	(95)
Other administrative expenses	(83	(69)	(78)	(92)	(84)	(96)	(105)
Depreciation and amortisation	(13)	(15)	(15)	(9)	(14)	(15)	(16)
Net operating income	157	98	154	120	161	145	182
Net loan loss provisions	(13)	(10)	(13)	19	(13)	(12)	(9)
Other income	4	2	(8)	(10)	(10)	1	(28)
Income before taxes	147	90	133	129	138	134	145

Income from ordinary activity	137	84	122	106	135	126	127

Net consolidated income	137	84	122	106	135	126	127

Attributable income to the Group	101	60	88	76	100	90	93

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	9,449	9,400	9,797	9,801	10,710	12,235	12,750
Trading portfolio (w/o loans)	8,408	9,507	11,069	10,603	11,744	14,015	16,773
Available-for-sale financial assets	3,146	3,576	3,670	3,656	4,341	4,831	5,555
Due from credit institutions*	7,527	8,599	8,197	9,578	6,528	7,697	7,882
Intangible assets and property and equipment	309	299	297	275	284	311	318
Other assets	2,095	2,517	2,388	2,662	3,281	3,429	4,134
Total assets/liabilities & shareholders' equity	30,933	33,898	35,418	36,576	36,888	42,518	47,412
Customer deposits*	18,115	18,095	15,631	16,569	18,543	22,283	22,513
Marketable debt securities*	1,803	1,319	2,968	2,081	2,494	1,342	2,357
Subordinated debt	—	—	—	18	58	62	63
Insurance liabilities	39	40	42	42	47	54	60
Due to credit institutions*	7,358	10,713	13,070	14,428	11,550	14,050	16,787
Other liabilities	2,188	2,208	2,228	2,072	2,495	2,811	3,666
Shareholders' equity	1,431	1,523	1,480	1,364	1,701	1,915	1,966
Off-balance-sheet funds	6,613	6,533	6,868	6,663	7,414	8,795	9,383
Mutual funds	3,947	3,947	4,189	4,072	4,627	5,602	6,180
Pension funds	2,667	2,586	2,679	2,591	2,787	3,194	3,203
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	26,569	25,988	25,509	25,373	28,556	32,538	34,376

Total managed funds	37,546	40,431	42,286	43,238	44,303	51,313	56,795

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.36	1.27	1.23	1.28	0.89	0.89	0.85
NPL coverage	242.74	255.41	253.30	213.46	290.07	286.56	280.50
Risk-weighted assets					10,143	12,453	11,237
Spread (Retail Banking)	8.33	8.73	9.38	10.24	10.87	11.30	11.06
Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72

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Mexico
Million dollars
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	932	785	147	18.66
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	430	383	47	12.14
Insurance activity	17	11	7	60.09
Commercial revenue	1,379	1,179	200	16.93
Gains (losses) on financial transactions	66	5	61	—
Gross operating income	1,445	1,184	261	22.05
Income from non-financial services (net) and other operating income	(64)	(41)	(23)	56.85
General administrative expenses	(709)	(590)	(119)	20.18
Personnel	(350)	(308)	(42)	13.69
Other administrative expenses	(359)	(282)	(77)	27.25
Depreciation and amortisation	(56)	(53)	(4)	7.32
Net operating income	615	501	115	22.97
Net loan loss provisions	(43)	(45)	2	(3.86)
Other income	(47)	(2)	(44)	—
Income before taxes	526	454	72	15.93

Income from ordinary activity	490	420	70	16.55

Net consolidated income	490	420	70	16.55

Attributable income to the Group	357	304	52	17.22

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	15,353	12,158	3,196	26.28
Trading portfolio (w/o loans)	20,198	13,736	6,462	47.05
Available-for-sale financial assets	6,689	4,554	2,136	46.90
Due from credit institutions*	9,492	10,172	(680)	(6.69)
Intangible assets and property and equipment	383	368	14	3.88
Other assets	4,979	2,963	2,015	68.00
Total assets/liabilities & shareholders' equity	57,093	43,950	13,143	29.90
Customer deposits*	27,110	19,397	7,713	39.77
Marketable debt securities*	2,839	3,682	(844)	(22.91)
Subordinated debt	76	—	76	—
Insurance liabilities	72	53	19	36.95
Due to credit institutions*	20,214	16,218	3,996	24.64
Other liabilities	4,415	2,764	1,650	59.70
Shareholders' equity	2,368	1,836	532	28.95
Off-balance-sheet funds	11,300	8,522	2,778	32.59
Mutual funds	7,442	5,198	2,244	43.18
Pension funds	3,857	3,324	533	16.04
Managed portfolios	—	—	—	—
Customer funds under management	41,396	31,654	9,742	30.78

Total managed funds	68,393	52,472	15,920	30.34

(*).- Includes all stock of concept classified in the balance sheet

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Mexico
Million dollars

	Q1'04	Q2'04	Q3'04	Q4' 04	Q1'05	Q2' 05	Q3 ' 05
Income statement
Net interest income	249	253	283	312	318	295	318
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)
Net fees	117	137	129	137	137	150	143
Insurance activity	4	2	5	2	3	9	6
Commercial revenue	371	392	417	451	458	454	467
Gains (losses) on financial transactions	63	(62)	4	(40)	15	10	41
Gross operating income	433	330	421	411	473	464	508
Income from non-financial services (net) and other operating income	(13)	(12)	(15)	(16)	(20)	(21)	(23)
General administrative expenses	(208)	(183)	(199)	(227)	(224)	(241)	(243)
Personnel	(104)	(100)	(103)	(109)	(114)	(120)	(115)
Other administrative expenses	(104)	(83)	(96)	(118)	(110)	(122)	(128)
Depreciation and amortisation	(17)	(18)	(18)	(12)	(18)	(19)	(20)
Net operating income	196	117	188	156	211	182	222
Net loan loss provisions	(17)	(12)	(16)	23	(16)	(16)	(11)
Other income	5	3	(9)	(12)	(13)	1	(35)
Income before taxes	184	107	163	166	181	168	177

Income from ordinary activity	171	100	149	138	176	159	154

Net consolidated income	171	100	149	138	176	159	154

Attributable income to the Group	126	71	107	98	131	113	113

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	11,550	11,425	12,158	13,350	13,885	14,794	15,353
Trading portfolio (w/o loans)	10,278	11,556	13,736	14,443	15,225	16,947	20,198
Available-for-sale financial assets	3,846	4,346	4,554	4,980	5,627	5,842	6,689
Due from credit institutions*	9,201	10,452	10,172	13,046	8,463	9,308	9,492
Intangible assets and property and equipment	377	363	368	374	368	376	383
Other assets	2,560	3,060	2,963	3,626	4,254	4,147	4,979
Total assets/liabilities & shareholders' equity	37,812	41,203	43,950	49,820	47,822	51,413	57,093
Customer deposits*	22,144	21,995	19,397	22,569	24,040	26,945	27,110
Marketable debt securities*	2,204	1,604	3,682	2,834	3,234	1,623	2,839
Subordinated debt	—	—	—	25	75	76	76
Insurance liabilities	47	49	53	58	61	66	72
Due to credit institutions*	8,994	13,022	16,218	19,653	14,973	16,989	20,214
Other liabilities	2,675	2,683	2,764	2,823	3,235	3,399	4,415
Shareholders' equity	1,749	1,851	1,836	1,858	2,206	2,316	2,368
Off-balance-sheet funds	8,084	7,941	8,522	9,075	9,612	10,635	11,300
Mutual funds	4,824	4,798	5,198	5,546	5,999	6,773	7,442
Pension funds	3,260	3,144	3,324	3,529	3,613	3,862	3,857
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	32,478	31,588	31,654	34,561	37,020	39,344	41,396

Total managed funds	45,896	49,144	52,472	58,895	57,434	62,048	68,393

(*).-	Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	10,191	8,854	1,337	15.09
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	4,701	4,322	379	8.77
Insurance activity	191	123	68	55.28
Commercial revenue	15,083	13,299	1,784	13.41
Gains (losses) on financial transactions	722	52	670	—
Gross operating income	15,805	13,351	2,453	18.38
Income from non-financial services (net) and other operating income	(697)	(458)	(239)	52.14
General administrative expenses	(7,757)	(6,655)	(1,102)	16.57
Personnel	(3,827)	(3,470)	(357)	10.27
Other administrative expenses	(3,930)	(3,184)	(746)	23.42
Depreciation and amortisation	(617)	(593)	(24)	4.09
Net operating income	6,733	5,645	1,088	19.27
Net loan loss provisions	(470)	(504)	34	(6.75)
Other income	(509)	(25)	(485)	—
Income before taxes	5,754	5,117	637	12.45

Income from ordinary activity	5,355	4,737	618	13.05

Net consolidated income	5,355	4,737	618	13.05

Attributable income to the Group	3,901	3,431	470	13.69

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	165,436	138,403	27,033	19.53
Trading portfolio (w/o loans)	217,641	156,366	61,274	39.19
Available-for-sale financial assets	72,078	51,839	20,239	39.04
Due from credit institutions*	102,275	115,795	(13,519)	(11.68)
Intangible assets and property and equipment	4,122	4,192	(70)	(1.67)
Other assets	53,645	33,736	19,909	59.02
Total assets/liabilities & shareholders' equity	615,196	500,330	114,866	22.96
Customer deposits*	292,122	220,813	71,308	32.29
Marketable debt securities*	30,589	41,920	(11,331)	(27.03)
Subordinated debt	814	—	814	—
Insurance liabilities	775	598	177	29.63
Due to credit institutions*	217,816	184,626	33,189	17.98
Other liabilities	47,568	31,469	16,099	51.16
Shareholders' equity	25,513	20,904	4,610	22.05
Off-balance-sheet funds	121,756	97,015	24,741	25.50
Mutual funds	80,192	59,172	21,020	35.52
Pension funds	41,564	37,843	3,721	9.83
Managed portfolios	—	—	—	—
Customer funds under management	446,056	360,347	85,710	23.79

Total managed funds	736,953	597,345	139,607	23.37

(*).-	Includes all stock of concept classified in the balance sheet

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Mexico
Million new mexican peso
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	2,742	2,876	3,237	3,533	3,560	3,228	3,403
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)
Net fees	1,288	1,558	1,476	1,552	1,528	1,643	1,530
Insurance activity	44	24	55	19	30	101	60
Commercial revenue	4,073	4,459	4,768	5,104	5,119	4,972	4,992
Gains (losses) on financial transactions	691	(684)	44	(449)	171	104	447
Gross operating income	4,765	3,775	4,812	4,655	5,290	5,076	5,439
Income from non-financial services (net) and other operating income	(146)	(138)	(175)	(181)	(227)	(228)	(243)
General administrative expenses	(2,287)	(2,087)	(2,281)	(2,574)	(2,509)	(2,647)	(2,602)
Personnel	(1,145)	(1,142)	(1,183)	(1,235)	(1,280)	(1,314)	(1,233)
Other administrative expenses	(1,142)	(945)	(1,098)	(1,340)	(1,229)	(1,332)	(1,369)
Depreciation and amortisation	(183)	(202)	(208)	(138)	(199)	(208)	(210)
Net operating income	2,150	1,347	2,149	1,762	2,356	1,993	2,383
Net loan loss provisions	(183)	(138)	(182)	258	(183)	(171)	(115)
Other income	52	30	(106)	(138)	(148)	16	(377)
Income before taxes	2,018	1,239	1,860	1,882	2,025	1,839	1,891

Income from ordinary activity	1,880	1,152	1,706	1,557	1,972	1,737	1,647

Net consolidated income	1,880	1,152	1,706	1,557	1,972	1,737	1,647

Attributable income to the Group	1,390	817	1,224	1,113	1,462	1,232	1,207

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	129,084	132,259	138,403	149,252	155,519	159,236	165,436
Trading portfolio (w/o loans)	114,862	133,767	156,366	161,465	170,533	182,410	217,641
Available-for-sale financial assets	42,979	50,311	51,839	55,680	63,030	62,877	72,078
Due from credit institutions*	102,834	120,996	115,795	145,846	94,795	100,184	102,275
Intangible assets and property and equipment	4,218	4,208	4,192	4,187	4,119	4,043	4,122
Other assets	28,615	35,422	33,736	40,543	47,649	44,632	53,645
Total assets/liabilities & shareholders' equity	422,592	476,962	500,330	556,972	535,644	553,383	615,196
Customer deposits*	247,478	254,609	220,813	252,316	269,263	290,021	292,122
Marketable debt securities*	24,626	18,565	41,920	31,682	36,221	17,470	30,589
Subordinated debt	—	—	—	279	837	813	814
Insurance liabilities	528	562	598	643	678	708	775
Due to credit institutions*	100,519	150,740	184,626	219,715	167,709	182,858	217,816
Other liabilities	29,895	31,064	31,469	31,560	36,230	36,587	47,568
Shareholders' equity	19,546	21,423	20,904	20,777	24,706	24,926	25,513
Off-balance-sheet funds	90,346	91,930	97,015	101,458	107,658	114,473	121,756
Mutual funds	53,916	55,538	59,172	62,002	67,189	72,905	80,192
Pension funds	36,430	36,391	37,843	39,456	40,468	41,568	41,564
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	362,978	365,665	360,347	386,378	414,657	423,484	446,056

Total managed funds	512,938	568,892	597,345	658,430	643,302	667,855	736,953

(*).-	Includes all stock of concept classified in the balance sheet

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Chile
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	547	443	104	23.41
Income from companies accounted for by the equity method	0	1	(0)	(45.05)
Net fees	190	156	34	22.09
Insurance activity	17	13	4	30.41
Commercial revenue	755	613	142	23.13
Gains (losses) on financial transactions	44	55	(11)	(20.47)
Gross operating income	798	668	131	19.55
Income from non-financial services (net) and other operating income	(2)	(4)	2	(47.28)
General administrative expenses	(327)	(301)	(26)	8.67
Personnel	(197)	(180)	(17)	9.49
Other administrative expenses	(130)	(121)	(9)	7.46
Depreciation and amortisation	(36)	(46)	9	(20.27)
Net operating income	432	317	116	36.50
Net loan loss provisions	(67)	(59)	(7)	11.98
Other income	(25)	(17)	(8)	45.63
Income before taxes	341	240	101	41.92

Income from ordinary activity	282	199	84	42.16

Net consolidated income	282	204	78	38.30

Attributable income to the Group	241	173	67	38.87

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	13,710	10,034	3,676	36.63
Trading portfolio (w/o loans)	1,340	1,438	(99)	(6.87)
Available-for-sale financial assets	1,058	1,022	36	3.55
Due from credit institutions*	2,815	1,824	991	54.32
Intangible assets and property and equipment	313	274	39	14.36
Other assets	1,954	1,502	452	30.08
Total assets/liabilities & shareholders' equity	21,191	16,095	5,095	31.66
Customer deposits*	12,326	8,976	3,349	37.31
Marketable debt securities*	1,519	1,685	(167)	(9.88)
Subordinated debt	798	532	265	49.87
Insurance liabilities	41	26	15	56.21
Due to credit institutions*	3,782	2,916	866	29.71
Other liabilities	1,295	797	499	62.63
Shareholders' equity	1,431	1,163	267	22.98
Off-balance-sheet funds	9,844	7,085	2,759	38.94
Mutual funds	2,922	2,168	754	34.76
Pension funds	6,922	4,917	2,005	40.78
Managed portfolios	—	—	—	—
Customer funds under management	24,527	18,305	6,222	33.99

Total managed funds	31,035	23,181	7,854	33.88

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.48	18.87	5.61	p.
Efficiency ratio	41.03	45.13	(4.10	p.)
Efficiency ratio with depreciation and amortisation	45.58	51.96	(6.38	p.)
NPL ratio	2.45	3.36	(0.91	p.)
Coverage ratio	160.75	124.41	36.34	p.
Number of employees (direct & indirect)	11,203	11,367	(164)		(1.44)
Number of branches	360	376	(16)		(4.26)

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Chile
Million euros
	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05
Income statement
Net interest income	127	159	157	166	138	199	210
Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0	0
Net fees	50	52	53	60	55	59	76
Insurance activity	4	4	5	5	4	5	7
Commercial revenue	181	215	216	231	198	264	293
Gains (losses) on financial transactions	30	8	16	3	34	8	1
Gross operating income	212	224	232	233	232	272	295
Income from non-financial services (net) and other operating income	(1)	(1)	(2)	(1)	(0)	(1)	(1)
General administrative expenses	(98)	(100)	(103)	(77)	(98)	(106)	(123)
Personnel	(58)	(61)	(61)	(55)	(57)	(68)	(72)
Other administrative expenses	(40)	(40)	(42)	(22)	(41)	(38)	(51)
Depreciation and amortisation	(15)	(16)	(14)	(14)	(11)	(11)	(14)
Net operating income	97	106	114	142	123	154	156
Net loan loss provisions	(14)	(31)	(14)	(17)	(21)	(17)	(29)
Other income	(9)	(2)	(6)	(41)	(2)	(17)	(5)
Income before taxes	74	73	93	84	99	120	122

Income from ordinary activity	59	64	75	68	81	99	102

Net consolidated income	61	65	77	74	81	99	102

Attributable income to the Group	52	55	66	59	71	86	84

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	9,355	9,574	10,034	9,985	10,539	12,077	13,710
Trading portfolio (w/o loans)	1,496	1,226	1,438	1,541	1,238	1,609	1,340
Available-for-sale financial assets	1,538	1,292	1,022	1,262	1,325	1,177	1,058
Due from credit institutions*	1,743	1,448	1,824	1,723	2,412	2,311	2,815
Intangible assets and property and equipment	272	268	274	266	257	285	313
Other assets	1,642	1,298	1,502	1,748	1,639	2,548	1,954
Total assets/liabilities & shareholders' equity	16,046	15,106	16,095	16,525	17,409	20,006	21,191
Customer deposits*	8,889	8,214	8,976	9,171	9,658	11,363	12,326
Marketable debt securities*	1,898	1,752	1,685	1,774	1,605	1,518	1,519
Subordinated debt	517	517	532	691	718	777	798
Insurance liabilities	23	24	26	27	30	35	41
Due to credit institutions*	2,764	2,738	2,916	2,821	3,162	3,718	3,782
Other liabilities	587	739	797	885	847	1,309	1,295
Shareholders' equity	1,368	1,123	1,163	1,156	1,390	1,287	1,431
Off-balance-sheet funds	6,424	6,540	7,085	7,012	7,165	8,155	9,844
Mutual funds	1,801	1,938	2,168	1,921	1,926	2,193	2,922
Pension funds	4,623	4,601	4,917	5,091	5,239	5,963	6,922
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	17,751	17,047	18,305	18,675	19,175	21,848	24,527

Total managed funds	22,470	21,646	23,181	23,537	24,575	28,161	31,035

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	4.00	3.66	3.36	3.54	3.42	2.98	2.45
NPL coverage	109.51	114.41	124.41	126.84	130.95	141.12	160.75
Risk-weighted assets					10,460	11,858	12,997
Spread (Retail Banking)	6.02	5.85	5.87	5.72	5.79	6.01	5.87
Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98

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Chile
Million dollars
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	690	543	147	27.13
Income from companies accounted for by the equity method	1	1	(0)	(43.39)
Net fees	240	191	49	25.78
Insurance activity	21	16	5	34.35
Commercial revenue	952	751	202	26.85
Gains (losses) on financial transactions	55	67	(12)	(18.06)
Gross operating income	1,007	818	189	23.16
Income from non-financial services (net) and other operating income	(3)	(5)	2	(45.69)
General administrative expenses	(413)	(369)	(44)	11.95
Personnel	(249)	(221)	(28)	12.79
Other administrative expenses	(164)	(148)	(16)	10.71
Depreciation and amortisation	(46)	(56)	10	(17.86)
Net operating income	545	388	158	40.62
Net loan loss provisions	(84)	(73)	(11)	15.36
Other income	(31)	(21)	(10)	50.03
Income before taxes	430	294	136	46.21

Income from ordinary activity	356	243	113	46.45

Net consolidated income	356	250	106	42.48

Attributable income to the Group	304	212	91	43.06

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	16,510	12,452	4,058	32.59
Trading portfolio (w/o loans)	1,613	1,785	(172)	(9.63)
Available-for-sale financial assets	1,275	1,268	6	0.49
Due from credit institutions*	3,390	2,264	1,126	49.76
Intangible assets and property and equipment	377	340	37	10.97
Other assets	2,353	1,864	489	26.24
Total assets/liabilities & shareholders' equity	25,518	19,973	5,545	27.76
Customer deposits*	14,842	11,139	3,704	33.25
Marketable debt securities*	1,829	2,091	(262)	(12.55)
Subordinated debt	961	661	300	45.43
Insurance liabilities	49	32	17	51.59
Due to credit institutions*	4,554	3,618	936	25.87
Other liabilities	1,560	988	571	57.82
Shareholders' equity	1,723	1,444	279	19.34
Off-balance-sheet funds	11,854	8,792	3,062	34.83
Mutual funds	3,519	2,691	828	30.77
Pension funds	8,336	6,102	2,234	36.61
Managed portfolios	—	—	—	—
Customer funds under management	29,535	22,715	6,820	30.03

Total managed funds	37,372	28,765	8,607	29.92

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	159	192	192	213	181	252	258
Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0	0
Net fees	63	63	65	77	72	75	93
Insurance activity	5	5	6	6	6	7	8
Commercial revenue	226	260	264	296	259	334	359
Gains (losses) on financial transactions	38	9	20	4	45	10	1
Gross operating income	264	269	284	301	304	343	360
Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(1)	(2)
General administrative expenses	(123)	(121)	(126)	(100)	(128)	(134)	(151)
Personnel	(73)	(73)	(75)	(71)	(75)	(86)	(88)
Other administrative expenses	(50)	(48)	(51)	(29)	(54)	(48)	(63)
Depreciation and amortisation	(19)	(19)	(17)	(18)	(14)	(14)	(17)
Net operating income	121	128	139	182	161	194	190
Net loan loss provisions	(17)	(38)	(17)	(22)	(27)	(21)	(35)
Other income	(11)	(2)	(7)	(52)	(3)	(22)	(6)
Income before taxes	92	88	114	108	130	151	149

Income from ordinary activity	74	77	92	88	106	126	125

Net consolidated income	77	79	94	96	106	126	125

Attributable income to the Group	65	67	81	77	93	109	102

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	11,436	11,638	12,452	13,601	13,662	14,603	16,510
Trading portfolio (w/o loans)	1,828	1,490	1,785	2,099	1,605	1,945	1,613
Available-for-sale financial assets	1,880	1,571	1,268	1,719	1,718	1,423	1,275
Due from credit institutions*	2,131	1,760	2,264	2,347	3,127	2,795	3,390
Intangible assets and property and equipment	332	325	340	362	333	345	377
Other assets	2,008	1,578	1,864	2,381	2,125	3,081	2,353
Total assets/liabilities & shareholders' equity	19,615	18,362	19,973	22,509	22,569	24,192	25,518
Customer deposits*	10,866	9,984	11,139	12,491	12,520	13,740	14,842
Marketable debt securities*	2,320	2,129	2,091	2,417	2,080	1,835	1,829
Subordinated debt	632	628	661	941	930	940	961
Insurance liabilities	28	29	32	37	39	42	49
Due to credit institutions*	3,379	3,328	3,618	3,843	4,099	4,495	4,554
Other liabilities	718	898	988	1,206	1,098	1,583	1,560
Shareholders' equity	1,672	1,365	1,444	1,574	1,802	1,556	1,723
Off-balance-sheet funds	7,853	7,949	8,792	9,551	9,289	9,861	11,854
Mutual funds	2,202	2,356	2,691	2,616	2,497	2,651	3,519
Pension funds	5,651	5,593	6,102	6,934	6,792	7,210	8,336
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	21,698	20,720	22,715	25,437	24,859	26,419	29,535

Total managed funds	27,468	26,311	28,765	32,060	31,858	34,053	37,372

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	393,259	334,022	59,237	17.73
Income from companies accounted for by the equity method	303	578	(275)	(47.58)
Net fees	136,701	117,362	19,339	16.48
Insurance activity	12,008	9,651	2,357	24.42
Commercial revenue	542,271	461,614	80,657	17.47
Gains (losses) on financial transactions	31,375	41,349	(9,974)	(24.12)
Gross operating income	573,646	502,963	70,683	14.05
Income from non-financial services (net) and other operating income	(1,554)	(3,089)	1,535	(49.70)
General administrative expenses	(235,325)	(226,979)	(8,346)	3.68
Personnel	(141,791)	(135,746)	(6,045)	4.45
Other administrative expenses	(93,534)	(91,233)	(2,301)	2.52
Depreciation and amortisation	(26,131)	(34,353)	8,223	(23.94)
Net operating income	310,637	238,542	72,095	30.22
Net loan loss provisions	(47,851)	(44,791)	(3,060)	6.83
Other income	(17,687)	(12,730)	(4,957)	38.94
Income before taxes	245,099	181,021	64,078	35.40

Income from ordinary activity	202,876	149,590	53,287	35.62

Net consolidated income	202,876	153,759	49,117	31.94

Attributable income to the Group	172,923	130,525	42,398	32.48

			Variation

	30.09.05	30.09.04	Amount	%
Balance sheet
Loans and credits*	8,745,938	7,548,805	1,197,133	15.86
Trading portfolio (w/o loans)	854,547	1,082,126	(227,579)	(21.03)
Available-for-sale financial assets	675,215	768,974	(93,759)	(12.19)
Due from credit institutions*	1,796,052	1,372,517	423,535	30.86
Intangible assets and property and equipment	199,645	205,882	(6,237)	(3.03)
Other assets	1,246,641	1,130,166	116,474	10.31
Total assets/liabilities & shareholders' equity	13,518,038	12,108,471	1,409,567	11.64
Customer deposits*	7,862,762	6,752,774	1,109,988	16.44
Marketable debt securities*	968,729	1,267,674	(298,946)	(23.58)
Subordinated debt	508,891	400,442	108,449	27.08
Insurance liabilities	25,889	19,545	6,344	32.46
Due to credit institutions*	2,412,685	2,193,551	219,133	9.99
Other liabilities	826,346	599,221	227,125	37.90
Shareholders' equity	912,737	875,263	37,474	4.28
Off-balance-sheet funds	6,279,882	5,330,395	949,487	17.81
Mutual funds	1,863,974	1,631,203	232,771	14.27
Pension funds	4,415,908	3,699,192	716,716	19.37
Managed portfolios	—	—	—	—
Customer funds under management	15,646,152	13,770,830	1,875,322	13.62

Total managed funds	19,797,920	17,438,866	2,359,054	13.53

(*).- Includes all stock of concept classified in the balance sheet

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Chile
Million chilean peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	93,579	120,126	120,317	126,989	104,489	146,404	142,366
Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93	(1)
Net fees	36,853	39,510	41,000	46,225	41,761	43,311	51,629
Insurance activity	2,807	2,943	3,901	3,812	3,389	3,965	4,654
Commercial revenue	133,225	162,820	165,570	176,801	149,851	193,772	198,648
Gains (losses) on financial transactions	22,369	6,395	12,585	2,145	25,820	5,658	(103)
Gross operating income	155,594	169,214	178,155	178,946	175,671	199,430	198,545
Income from non-financial services (net) and other operating income	(1,052)	(879)	(1,158)	(453)	(30)	(667)	(857)
General administrative expenses	(72,263)	(75,807)	(78,908)	(59,053)	(74,193)	(77,793)	(83,338)
Personnel	(42,940)	(45,836)	(46,970)	(42,295)	(43,186)	(50,126)	(48,479)
Other administrative expenses	(29,323)	(29,971)	(31,938)	(16,758)	(31,007)	(27,667)	(34,860)
Depreciation and amortisation	(11,325)	(12,086)	(10,943)	(10,633)	(8,375)	(8,258)	(9,497)
Net operating income	70,954	80,442	87,147	108,807	93,073	112,712	104,852
Net loan loss provisions	(10,145)	(23,574)	(11,072)	(13,281)	(15,765)	(12,492)	(19,594)
Other income	(6,636)	(1,492)	(4,602)	(31,410)	(1,843)	(12,545)	(3,298)
Income before taxes	54,174	55,375	71,473	64,116	75,465	87,675	81,959

Income from ordinary activity	43,471	48,621	57,498	52,239	61,223	72,978	68,676

Net consolidated income	45,119	49,539	59,101	56,940	61,223	72,978	68,676

Attributable income to the Group	38,116	41,988	50,422	45,583	53,580	63,015	56,328

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	7,044,541	7,384,022	7,548,805	7,585,837	8,019,724	8,462,628	8,745,938
Trading portfolio (w/o loans)	1,126,162	945,377	1,082,126	1,170,554	942,293	1,127,249	854,547
Available-for-sale financial assets	1,157,843	996,818	768,974	959,038	1,008,181	824,659	675,215
Due from credit institutions*	1,312,541	1,116,814	1,372,517	1,309,248	1,835,677	1,619,600	1,796,052
Intangible assets and property and equipment	204,684	206,327	205,882	201,857	195,243	199,641	199,645
Other assets	1,236,791	1,001,243	1,130,166	1,327,831	1,247,144	1,785,218	1,246,641
Total assets/liabilities & shareholders' equity	12,082,562	11,650,602	12,108,471	12,554,365	13,248,263	14,018,995	13,518,038
Customer deposits*	6,693,277	6,335,033	6,752,774	6,967,078	7,349,417	7,962,494	7,862,762
Marketable debt securities*	1,429,093	1,351,035	1,267,674	1,347,958	1,221,174	1,063,405	968,729
Subordinated debt	389,516	398,733	400,442	525,018	546,030	544,780	508,891
Insurance liabilities	16,963	18,443	19,545	20,726	22,952	24,365	25,889
Due to credit institutions*	2,081,634	2,111,591	2,193,551	2,143,192	2,406,387	2,605,076	2,412,685
Other liabilities	442,086	569,714	599,221	672,372	644,250	917,363	826,346
Shareholders' equity	1,029,993	866,053	875,263	878,021	1,058,053	901,513	912,737
Off-balance-sheet funds	4,837,359	5,043,684	5,330,395	5,326,885	5,452,675	5,714,556	6,279,882
Mutual funds	1,356,352	1,494,865	1,631,203	1,459,179	1,465,991	1,536,433	1,863,974
Pension funds	3,481,007	3,548,819	3,699,192	3,867,705	3,986,684	4,178,122	4,415,908
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	13,366,208	13,146,929	13,770,830	14,187,665	14,592,248	15,309,599	15,646,152

Total managed funds	16,919,921	16,694,286	17,438,866	17,881,250	18,700,938	19,733,551	19,797,920

(*).- Includes all stock of concept classified in the balance sheet

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Financial Management and Equity Stakes
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%

Income statement
Net interest income (w/o dividends)	(644)	(557)	(87)	15.66
Dividends	111	222	(111)	(50.01)
Net interest income	(533)	(335)	(198)	59.21
Income from companies accounted for by the equity method	459	311	148	47.73
Net fees	(5)	(22)	17	(79.21)
Insurance activity	1	(3)	4	—
Commercial revenue	(77)	(48)	(29)	60.29
Gains (losses) on financial transactions	(107)	264	(372)	—
Gross operating income	(184)	216	(401)	—
Income from non-financial services (net) and other operating income	(10)	(15)	4	(29.75)
General administrative expenses	(259)	(215)	(44)	20.50
Personnel	(130)	(120)	(10)	8.71
Other administrative expenses	(129)	(95)	(34)	35.28
Depreciation and amortisation	(12)	(26)	14	(53.45)
Net operating income	(466)	(40)	(426)	—
Net loan loss provisions	(35)	(65)	30	(46.02)
Other results	(204)	(82)	(122)	148.82
Income before taxes [ordinary]	(705)	(186)	(518)	277.93

Net income from ordinary activity	(120)	104	(224)	—

Net consolidated income [ordinary]	(120)	104	(224)	—

Attributable income to the Group [ordinary]	(229)	39	(268)	—

Attributable income to the Group (including extraordinaries)	(229)	870	(1,099)	—

			Variation

	30.09.05	30.09.04	Amount	%

Balance sheet
Trading portfolio (w/o loans)	393	1,555	(1,162)	(74.71)
Available-for-sale financial assets	33,479	26,568	6,911	26.01
Investments	2,816	3,430	(614)	(17.91)
Goodwill	15,852	4,988	10,865	217.83
Liquidity lent to the Group	37,843	30,430	7,413	24.36
Capital assigned to Group areas	24,025	18,111	5,914	32.65
Other assets	32,910	21,016	11,894	56.60
Total assets/liabilities & shareholders' equity	147,318	106,097	41,221	38.85
Customer deposits*	8,206	10,080	(1,874)	(18.59)
Marketable debt securities*	45,247	26,770	18,477	69.02
Subordinated debt	10,127	10,969	(842)	(7.68)
Preferred securities	4,169	3,791	378	9.98
Other liabilities	47,367	36,920	10,447	28.30
Group capital and reserves	32,201	17,566	14,635	83.31
Off-balance-sheet funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	63,593	47,820	15,774	32.99

Total managed funds	147,318	106,097	41,221	38.85

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,337	1,411	(74)	(5.24)

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Financial Management and Equity Stakes
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05

Income statement
Net interest income (w/o dividends)	(172.0)	(182.8)	(202.2)	(199.0)	(196.1)	(231.7)	(216.4)
Dividends	20.1	147.3	54.7	11.0	5.3	88.3	17.5
Net interest income	(152)	(36)	(148)	(188)	(191)	(143)	(199)
Income from companies accounted for by the equity method	110	77	124	101	133	181	145
Net fees	(8)	(4)	(10)	10	(19)	(0)	15
Insurance activity	(1)	(1)	(1)	(1)	(1)	(1)	3
Commercial revenue	(50)	37	(35)	(78)	(77)	37	(37)
Gains (losses) on financial transactions	71	108	85	(26)	(7)	(93)	(7)
Gross operating income	20	145	50	(104)	(85)	(56)	(44)
Income from non-financial services (net) and other operating income	(5)	(4)	(6)	(3)	(0)	(2)	(8)
General administrative expenses	(68)	(79)	(68)	(84)	(92)	(74)	(93)
Personnel	(34)	(41)	(44)	(73)	(51)	(35)	(44)
Other administrative expenses	(34)	(38)	(24)	(11)	(42)	(39)	(49)
Depreciation and amortisation	(8)	(10)	(9)	(12)	(12)	(2)	2
Net operating income	(60)	53	(32)	(203)	(189)	(134)	(143)
Net loan loss provisions	3	(23)	(45)	30	13	(51)	3
Other results	(80)	(42)	40	(142)	(129)	(60)	(15)
Income before taxes [ordinary]	(138)	(12)	(37)	(315)	(305)	(245)	(155)

Net income from ordinary activity	(23)	70	56	(41)	(111)	(37)	28

Net consolidated income [ordinary]	(23)	70	56	(41)	(111)	(37)	28

Attributable income to the Group [ordinary]	(52)	56	34	(62)	(142)	(81)	(6)

Attributable income to the Group (including extraordinaries)	(52)	415	506	(894)	(142)	(81)	(6)

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Balance sheet
Trading portfolio (w/o loans)	1,444	1,591	1,555	1,041	1,512	1,132	393
Available-for-sale financial assets	32,689	34,440	26,568	21,417	17,125	21,318	33,479
Investments	3,402	3,375	3,430	3,529	3,640	3,796	2,816
Goodwill	4,823	4,838	4,988	15,025	15,369	15,858	15,852
Liquidity lent to the Group	33,365	27,490	30,430	29,911	38,105	38,852	37,843
Capital assigned to Group areas	18,429	17,656	18,111	20,279	24,279	23,667	24,025
Other assets	17,976	13,996	21,016	19,240	23,287	29,317	32,910
Total assets/liabilities & shareholders' equity	112,128	103,385	106,097	110,442	123,317	133,940	147,318
Customer deposits*	10,613	7,967	10,080	6,357	5,866	5,921	8,206
Marketable debt securities*	26,366	26,224	26,770	29,355	35,219	41,030	45,247
Subordinated debt	10,492	9,976	10,969	11,096	10,774	9,857	10,127
Preferred securities	3,653	3,375	3,791	3,985	3,370	4,457	4,169
Other liabilities	41,698	38,011	36,920	29,307	34,099	40,564	47,367
Group capital and reserves	19,306	17,832	17,566	30,342	33,990	32,111	32,201
Off-balance-sheet funds	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Customer funds under management	47,471	44,167	47,820	46,808	51,858	56,808	63,593

Total managed funds	112,128	103,385	106,097	110,442	123,317	133,940	147,318

(*).- Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	36,478	39,644	44,120

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Spain
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%

Income statement
Net interest income	2,845	2,621	224	8.56
Income from companies accounted for by the equity method	17	25	(8)	(33.23)
Net fees	1,962	1,836	126	6.84
Insurance activity	71	53	18	34.82
Commercial revenue	4,894	4,534	360	7.94
Gains (losses) on financial transactions	348	247	101	40.80
Gross operating income	5,242	4,781	461	9.64
Income from non-financial services (net) and other operating income	189	168	20	12.00
General administrative expenses	(2,102)	(2,049)	(53)	2.60
Personnel	(1,516)	(1,480)	(36)	2.42
Other administrative expenses	(587)	(569)	(18)	3.08
Depreciation and amortisation	(297)	(305)	8	(2.74)
Net operating income	3,031	2,595	436	16.80
Net loan loss provisions	(389)	(647)	258	(39.85)
Other income	(34)	(11)	(23)	217.21
Income before taxes	2,609	1,938	671	34.62

Income from ordinary activity	1,851	1,370	481	35.08

Net consolidated income	1,845	1,370	475	34.67

Attributable income to the Group	1,751	1,295	456	35.24

			Variation

	30.09.05	30.09.04	Amount	%

Balance sheet
Loans and credits*	147,296	127,539	19,757	15.49
Trading portfolio (w/o loans)	23,874	13,160	10,714	81.42
Available-for-sale financial assets	9,771	8,664	1,107	12.77
Due from credit institutions*	43,448	37,480	5,968	15.92
Intangible assets and property and equipment	3,552	3,310	241	7.28
Other assets	12,759	14,250	(1,491)	(10.46)
Total assets/liabilities & shareholders' equity	240,700	204,404	36,296	17.76
Customer deposits*	97,544	90,567	6,977	7.70
Marketable debt securities*	20,223	11,554	8,669	75.03
Subordinated debt	1,161	1,267	(106)	(8.35)
Insurance liabilities	3,090	4,005	(915)	(22.84)
Due to credit institutions*	41,402	38,860	2,542	6.54
Other liabilities	66,496	48,858	17,638	36.10
Shareholders' equity	10,783	9,293	1,490	16.03
Off-balance-sheet funds	88,109	80,136	7,974	9.95
Mutual funds	75,312	70,203	5,109	7.28
Pension funds	8,298	6,781	1,517	22.36
Managed portfolios	4,499	3,151	1,348	42.79
Customer funds under management	210,128	187,528	22,600	12.05

Total managed funds	328,809	284,539	44,270	15.56

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.25	18.71	3.54	p.
Efficiency ratio	37.91	40.51	(2.60	p.)
Efficiency ratio with depreciation and amortisation	43.37	46.68	(3.31	p.)
NPL ratio	0.58	0.66	(0.08	p.)
Coverage ratio	311.60	253.41	58.19	p.
Number of employees (direct & indirect)	33,537	34,645	(1,108)		(3.20)
Number of branches	4,428	4,398	30		0.68

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Spain
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	874	868	879	897	913	953	978
Income from companies accounted for by the equity method	14	4	7	8	5	4	7
Net fees	601	629	606	626	640	663	659
Insurance activity	12	21	19	18	26	23	22
Commercial revenue	1,501	1,523	1,511	1,550	1,584	1,644	1,666
Gains (losses) on financial transactions	33	148	65	116	133	153	62
Gross operating income	1,534	1,671	1,576	1,666	1,717	1,797	1,728
Income from non-financial services (net) and other operating income	55	63	49	49	67	60	61
General administrative expenses	(680)	(684)	(685)	(705)	(694)	(701)	(707)
Personnel	(492)	(493)	(495)	(511)	(502)	(508)	(506)
Other administrative expenses	(187)	(191)	(190)	(195)	(192)	(194)	(201)
Depreciation and amortisation	(102)	(103)	(101)	(108)	(95)	(102)	(100)
Net operating income	808	948	840	902	994	1,054	983
Net loan loss provisions	(178)	(245)	(224)	(238)	(109)	(128)	(152)
Other income	(14)	15	(12)	(43)	(6)	(16)	(11)
Income before taxes	616	718	604	621	879	910	819

Income from ordinary activity	432	505	433	431	629	652	569

Net consolidated income	432	505	433	431	629	652	564

Attributable income to the Group	405	475	414	405	596	617	538

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Balance sheet
Loans and credits*	119,226	123,783	127,539	132,144	135,999	144,131	147,296
Trading portfolio (w/o loans)	16,495	15,243	13,160	15,174	17,639	25,525	23,874
Available-for-sale financial assets	9,576	9,057	8,664	8,690	9,350	10,263	9,771
Due from credit institutions*	28,470	31,493	37,480	41,095	48,068	43,887	43,448
Intangible assets and property and equipment	3,428	3,327	3,310	3,394	3,463	3,497	3,552
Other assets	16,384	12,686	14,250	17,843	17,368	13,356	12,759
Total assets/liabilities & shareholders' equity	193,578	195,589	204,404	218,340	231,887	240,660	240,700
Customer deposits*	89,302	91,994	90,567	97,388	99,209	95,335	97,544
Marketable debt securities*	9,890	9,584	11,554	13,897	17,196	18,162	20,223
Subordinated debt	1,271	1,272	1,267	1,243	1,116	1,825	1,161
Insurance liabilities	6,925	3,924	4,005	4,034	4,248	4,285	3,090
Due to credit institutions*	28,614	34,853	38,860	41,638	39,488	41,136	41,402
Other liabilities	48,210	44,772	48,858	50,582	59,980	69,233	66,496
Shareholders' equity	9,367	9,190	9,293	9,559	10,651	10,685	10,783
Off-balance-sheet funds	77,287	80,017	80,136	83,176	82,403	85,000	88,109
Mutual funds	67,895	70,546	70,203	72,271	71,243	73,432	75,312
Pension funds	6,717	6,731	6,781	7,333	7,429	7,611	8,298
Managed portfolios	2,676	2,740	3,151	3,572	3,731	3,957	4,499
Customer funds under management	184,675	186,791	187,528	199,737	204,172	204,606	210,128

Total managed funds	270,865	275,606	284,539	301,516	314,290	325,660	328,809

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.73	0.67	0.66	0.64	0.61	0.59	0.58
NPL coverage	212.59	237.55	253.41	262.52	284.35	302.44	311.60

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Retail Banking
Million euros
	Jan.-Sep. 05		Jan.-Sep. 04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	7,933	6,444	5,603	841	15.01	2,330	41.58
Income from companies accounted for by the equity method	23	22	33	(12)	(35.16)	(10)	(29.61)
Net fees	3,646	3,041	2,807	234	8.33	838	29.86
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	11,602	9,507	8,444	1,063	12.59	3,158	37.40
Gains (losses) on financial transactions	776	508	234	274	116.87	542	231.20
Gross operating income	12,378	10,015	8,678	1,337	15.41	3,700	42.64
Income from non-financial services (net) and other operating income	151	126	138	(11)	(8.26)	13	9.61
General administrative expenses	(6,085)	(4,553)	(4,199)	(354)	8.44	(1,886)	44.91
Personnel	(3,684)	(2,827)	(2,656)	(171)	6.45	(1,028)	38.73
Other administrative expenses	(2,401)	(1,727)	(1,543)	(183)	11.87	(857)	55.55
Depreciation and amortisation	(679)	(561)	(542)	(19)	3.58	(137)	25.31
Net operating income	5,766	5,027	4,075	952	23.35	1,690	41.48
Net loan loss provisions	(1,035)	(790)	(1,028)	237	(23.10)	(7)	0.68
Other income	(160)	(225)	(75)	(150)	199.43	(85)	113.51
Income before taxes	4,571	4,012	2,973	1,039	34.96	1,598	53.77

	30.09.05		30.09.04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Business volumes
Total assets	603,858	299,974	242,267	57,706	23.82	361,591	149.25
Loans and credits	383,341	208,439	169,535	38,905	22.95	213,806	126.11
Customer deposits	264,701	152,465	128,969	23,495	18.22	135,732	105.24

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Retail Banking
Million euros
	Q1 ' 04	Q2 '04	Q3 '04	Q4 ' 04	Q1 '05	Q2 ' 05	Q3 '05

Income statement
Net interest income	1,796	1,888	1,920	1,987	2,393	2,680	2,860
Income from companies accounted for by the equity method	15	9	9	9	6	8	9
Net fees	897	960	950	943	1,159	1,213	1,274
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	2,708	2,858	2,878	2,938	3,558	3,901	4,143
Gains (losses) on financial transactions	80	106	49	90	290	260	226
Gross operating income	2,788	2,963	2,926	3,028	3,848	4,161	4,369
Income from non-financial services (net) and other operating income	43	57	37	42	114	(8)	45
General administrative expenses	(1,392)	(1,398)	(1,409)	(1,461)	(1,954)	(2,038)	(2,094)
Personnel	(876)	(887)	(893)	(938)	(1,190)	(1,258)	(1,236)
Other administrative expenses	(516)	(510)	(516)	(523)	(763)	(779)	(858)
Depreciation and amortisation	(175)	(182)	(184)	(193)	(251)	(189)	(239)
Net operating income	1,264	1,441	1,371	1,416	1,758	1,927	2,082
Net loan loss provisions	(296)	(374)	(357)	(349)	(270)	(366)	(399)
Other income	(53)	(4)	(19)	(205)	(43)	(19)	(99)
Income before taxes	916	1,062	995	862	1,445	1,542	1,584

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Business volumes
Total assets	221,586	230,772	242,267	520,335	550,684	573,119	603,858
Loans and credits	150,918	159,361	169,535	328,848	341,444	361,828	383,341
Customer deposits	125,936	128,433	128,969	244,913	237,510	258,647	264,701

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Retail Banking Continental Europe
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	3,845	3,379	466	13.80
Income from companies accounted for by the equity method	17	29	(13)	(43.77)
Net fees	1,940	1,858	83	4.46
Insurance activity	—	—	—	—
Commercial revenue	5,802	5,266	536	10.18
Gains (losses) on financial transactions	273	195	78	40.06
Gross operating income	6,075	5,460	614	11.25
Income from non-financial services (net) and other operating income	183	160	23	14.04
General administrative expenses	(2,428)	(2,359)	(70)	2.95
Personnel	(1,701)	(1,657)	(44)	2.66
Other administrative expenses	(728)	(702)	(26)	3.63
Depreciation and amortisation	(343)	(342)	(1)	0.22
Net operating income	3,487	2,920	567	19.40
Net loan loss provisions	(627)	(790)	163	(20.65)
Other income	(27)	(62)	36	(57.10)
Income before taxes	2,833	2,068	765	37.01

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Retail Banking Continental Europe
Million euros
	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 ' 05	Q2 ' 05	Q3 ' 05
Income statement
Net interest income	1,087	1,133	1,159	1,196	1,218	1,299	1,328
Income from companies accounted for by the equity method	14	9	7	8	5	4	7
Net fees	603	637	617	606	631	649	660
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,704	1,779	1,783	1,810	1,855	1,952	1,995
Gains (losses) on financial transactions	62	75	58	73	94	118	62
Gross operating income	1,766	1,854	1,841	1,882	1,948	2,070	2,057
Income from non-financial services (net) and other operating income	52	61	47	48	65	58	60
General administrative expenses	(776)	(789)	(793)	(809)	(798)	(814)	(817)
Personnel	(546)	(553)	(557)	(569)	(563)	(570)	(568)
Other administrative expenses	(230)	(236)	(236)	(240)	(235)	(244)	(249)
Depreciation and amortisation	(111)	(115)	(116)	(126)	(111)	(116)	(115)
Net operating income	931	1,011	978	995	1,104	1,198	1,185
Net loan loss provisions	(227)	(290)	(273)	(306)	(166)	(223)	(238)
Other income	(39)	(13)	(11)	(34)	(14)	(7)	(6)
Income before taxes	666	708	694	655	924	968	941

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Retail Banking Spain
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	2,622	2,391	231	9.67
Income from companies accounted for by the equity method	17	29	(13)	(43.77)
Net fees	1,628	1,531	97	6.35
Insurance activity	—	—	—	—
Commercial revenue	4,267	3,951	316	7.99
Gains (losses) on financial transactions	274	193	82	42.40
Gross operating income	4,541	4,144	397	9.58
Income from non-financial services (net) and other operating income	190	170	20	11.83
General administrative expenses	(1,859)	(1,828)	(31)	1.67
Personnel	(1,366)	(1,341)	(24)	1.81
Other administrative expenses	(493)	(487)	(6)	1.27
Depreciation and amortisation	(271)	(281)	10	(3.69)
Net operating income	2,601	2,204	397	18.02
Net loan loss provisions	(397)	(567)	170	(29.99)
Other income	(23)	(13)	(10)	80.84
Income before taxes	2,181	1,624	557	34.29

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Retail Banking Spain
Million euros

	Q1' 04	Q2' 04	Q3' 04	Q4' 04	Q1' 05	Q2' 05	Q3' 05
Income statement
Net interest income	795	791	806	834	838	878	906
Income from companies accounted for by the equity method	14	9	7	8	5	4	7
Net fees	500	521	510	524	528	547	553
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,308	1,321	1,322	1,366	1,371	1,430	1,466
Gains (losses) on financial transactions	51	92	50	77	84	122	68
Gross operating income	1,359	1,413	1,372	1,443	1,455	1,552	1,534
Income from non-financial services (net) and other operating income	55	64	50	50	67	60	62
General administrative expenses	(606)	(611)	(611)	(624)	(614)	(620)	(625)
Personnel	(446)	(447)	(448)	(458)	(453)	(456)	(456)
Other administrative expenses	(160)	(163)	(163)	(167)	(161)	(164)	(168)
Depreciation and amortisation	(93)	(95)	(93)	(100)	(88)	(92)	(91)
Net operating income	715	771	717	769	821	900	880
Net loan loss provisions	(164)	(208)	(195)	(218)	(110)	(127)	(160)
Other income	(16)	15	(12)	(41)	(8)	(6)	(10)
Income before taxes	535	578	511	510	703	768	710

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Retail Banking Portugal
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	459	440	19	4.29
Income from companies accounted for by the equity method	—	—	—	—
Net fees	210	179	32	17.86
Insurance activity	—	—	—	—
Commercial revenue	669	618	51	8.21
Gains (losses) on financial transactions	1	3	(2)	(60.55)
Gross operating income	670	622	49	7.84
Income from non-financial services (net) and other operating income	(7)	(8)	1	(15.21)
General administrative expenses	(301)	(302)	1	(0.40)
Personnel	(198)	(202)	4	(1.81)
Other administrative expenses	(102)	(100)	(2)	2.47
Depreciation and amortisation	(41)	(40)	(1)	2.11
Net operating income	322	272	50	18.54
Net loan loss provisions	(51)	(45)	(6)	13.39
Other income	(1)	(39)	38	(98.08)
Income before taxes	271	188	82	43.86

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Retail Banking Portugal
Million euros
	Q1' 04	Q2' 04	Q3' 04	Q4' 04	Q1' 05	Q2' 05	Q3' 05
Income statement
Net interest income	136	157	147	139	147	163	149
Income from companies accounted for by the equity method	—	—	—	—	—	—	—
Net fees	56	60	62	61	68	68	75
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	192	217	209	200	214	231	224
Gains (losses) on financial transactions	15	(25)	13	4	11	(5)	(5)
Gross operating income	207	193	222	204	225	226	219
Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)	(2)
General administrative expenses	(101)	(100)	(101)	(101)	(101)	(103)	(97)
Personnel	(66)	(67)	(68)	(65)	(66)	(68)	(63)
Other administrative expenses	(35)	(32)	(33)	(36)	(34)	(35)	(34)
Depreciation and amortisation	(12)	(14)	(14)	(16)	(13)	(14)	(14)
Net operating income	91	77	104	84	109	107	106
Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)	(13)
Other income	(22)	(21)	3	9	1	(4)	2
Income before taxes	70	37	80	63	108	68	95

Other information
Spread	3.54	3.39	3.29	3.28	3.26	3.25	3.14
Spread loans	2.29	2.18	2.10	2.06	2.04	2.02	1.94
Spread deposits	1.25	1.21	1.19	1.22	1.22	1.23	1.20

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Retail Banking United Kingdom (Abbey)
Million euros
Jan.-Sep. 05
Income statement
Net interest income	1,489
Income from companies accounted for by the equity method	2
Net fees	604
Insurance activity	—
Commercial revenue	2,095
Gains (losses) on financial transactions	268
Gross operating income	2,363
Income from non-financial services (net) and other operating income	25
General administrative expenses	(1,531)
Personnel	(857)
Other administrative expenses	(674)
Depreciation and amortisation	(118)
Net operating income	739
Net loan loss provisions	(244)
Other income	65
Income before taxes	559

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Retail Banking United Kingdom (Abbey)
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income					444	490	555
Income from companies accounted for by the equity method					1	1	0
Net fees					190	198	216
Insurance activity					—	—	—
Commercial revenue					635	690	771
Gains (losses) on financial transactions					71	123	74
Gross operating income					706	813	845
Income from non-financial services (net) and other operating income					20	(3)	8
General administrative expenses					(510)	(508)	(513)
Personnel					(280)	(310)	(268)
Other administrative expenses					(230)	(198)	(246)
Depreciation and amortisation					(28)	(47)	(43)
Net operating income					187	256	296
Net loan loss provisions					(58)	(101)	(86)
Other income					19	41	4
Income before taxes					148	196	215

NOTE: Pro forma accounts adapted to line assignation changes as indicated in the second quarter. These changes do not affect gross operating revenue or income

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Retail Banking United Kingdom (Abbey)
Million pound sterling
Jan.-Sep. 05
Income statement
Net interest income	1,020
Income from companies accounted for by the equity method	1
Net fees	414
Insurance activity	—
Commercial revenue	1,435
Gains (losses) on financial transactions	184
Gross operating income	1,619
Income from non-financial services (net) and other operating income	17
General administrative expenses	(1,049)
Personnel	(587)
Other administrative expenses	(462)
Depreciation and amortisation	(81)
Net operating income	506
Net loan loss provisions	(167)
Other income	44
Income before taxes	383

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Retail Banking United Kingdom (Abbey)
Million pound sterling
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income					308	333	379
Income from companies accounted for by the equity method					0	1	0
Net fees					132	135	148
Insurance activity					—	—	—
Commercial revenue					440	468	527
Gains (losses) on financial transactions					49	84	50
Gross operating income					489	552	577
Income from non-financial services (net) and other operating income					14	(2)	5
General administrative expenses					(354)	(345)	(351)
Personnel					(194)	(210)	(183)
Other administrative expenses					(160)	(134)	(168)
Depreciation and amortisation					(20)	(32)	(29)
Net operating income					130	174	202
Net loan loss provisions					(40)	(69)	(58)
Other income					13	28	3
Income before taxes					103	134	147

NOTE: Pro forma accounts adapted to line assignation changes as indicated in the second quarter. These changes do not affect gross operating revenue or income

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Retail Banking Latin America
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	2,599	2,225	374	16.83
Income from companies accounted for by the equity method	5	4	1	30.82
Net fees	1,101	950	151	15.91
Insurance activity	—	—	—	—
Commercial revenue	3,705	3,178	527	16.57
Gains (losses) on financial transactions	235	39	196	496.45
Gross operating income	3,940	3,218	723	22.46
Income from non-financial services (net) and other operating income	(56)	(22)	(34)	150.86
General administrative expenses	(2,125)	(1,840)	(285)	15.48
Personnel	(1,126)	(999)	(127)	12.73
Other administrative expenses	(999)	(841)	(158)	18.75
Depreciation and amortisation	(218)	(200)	(19)	9.33
Net operating income	1,540	1,155	385	33.35
Net loan loss provisions	(163)	(238)	74	(31.23)
Other income	(198)	(13)	(185)	—
Income before taxes	1,179	905	274	30.29

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Retail Banking Latin America
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	709	755	761	791	760	862	978
Income from companies accounted for by the equity method	1	0	2	1	0	3	2
Net fees	294	323	333	337	338	365	398
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,004	1,079	1,095	1,129	1,098	1,230	1,377
Gains (losses) on financial transactions	18	31	(10)	17	97	48	90
Gross operating income	1,023	1,110	1,085	1,146	1,194	1,278	1,468
Income from non-financial services (net) and other operating income	(9)	(4)	(9)	(6)	(14)	(19)	(23)
General administrative expenses	(616)	(608)	(616)	(652)	(646)	(716)	(763)
Personnel	(330)	(334)	(335)	(369)	(348)	(379)	(399)
Other administrative expenses	(286)	(274)	(281)	(283)	(298)	(337)	(364)
Depreciation and amortisation	(65)	(68)	(68)	(66)	(68)	(70)	(80)
Net operating income	333	430	393	421	467	473	601
Net loan loss provisions	(69)	(84)	(85)	(43)	(46)	(42)	(75)
Other income	(14)	9	(7)	(171)	(48)	(53)	(97)
Income before taxes	249	354	301	207	373	378	429

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Retail Banking Latin America
Million dollars
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	3,279	2,725	555	20.36
Income from companies accounted for by the equity method	6	5	2	34.77
Net fees	1,389	1,163	226	19.41
Insurance activity	—	—	—	—
Commercial revenue	4,675	3,893	782	20.09
Gains (losses) on financial transactions	297	48	249	514.46
Gross operating income	4,972	3,941	1,031	26.15
Income from non-financial services (net) and other operating income	(71)	(28)	(44)	158.43
General administrative expenses	(2,681)	(2,254)	(427)	18.97
Personnel	(1,421)	(1,223)	(197)	16.13
Other administrative expenses	(1,261)	(1,030)	(230)	22.33
Depreciation and amortisation	(276)	(245)	(31)	12.63
Net operating income	1,944	1,415	529	37.37
Net loan loss provisions	(206)	(291)	85	(29.16)
Other income	(250)	(16)	(234)	—
Income before taxes	1,487	1,108	379	34.22

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Retail Banking Latin America
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	885	910	929	1,018	996	1,087	1,196
Income from companies accounted for by the equity method	2	0	2	1	1	4	2
Net fees	368	389	406	434	443	460	486
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,255	1,300	1,338	1,452	1,439	1,551	1,684
Gains (losses) on financial transactions	23	38	(12)	22	127	59	111
Gross operating income	1,277	1,338	1,326	1,474	1,566	1,611	1,795
Income from non-financial services (net) and other operating income	(12)	(5)	(11)	(8)	(18)	(24)	(28)
General administrative expenses	(769)	(732)	(753)	(839)	(847)	(903)	(932)
Personnel	(412)	(402)	(410)	(474)	(456)	(477)	(487)
Other administrative expenses	(358)	(330)	(343)	(365)	(391)	(426)	(444)
Depreciation and amortisation	(81)	(81)	(83)	(86)	(89)	(88)	(98)
Net operating income	416	520	480	542	612	595	736
Net loan loss provisions	(86)	(101)	(103)	(58)	(60)	(53)	(93)
Other income	(18)	11	(9)	(212)	(63)	(67)	(120)
Income before taxes	312	429	367	271	488	475	524

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Retail Banking Brazil
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	909	810	99	12.21
Income from companies accounted for by the equity method	1	0	0	85.13
Net fees	408	337	72	21.33
Insurance activity	—	—	—	—
Commercial revenue	1,318	1,147	171	14.92
Gains (losses) on financial transactions	198	28	170	608.52
Gross operating income	1,516	1,175	341	29.02
Income from non-financial services (net) and other operating income	(4)	2	(6)	—
General administrative expenses	(874)	(715)	(159)	22.26
Personnel	(465)	(389)	(76)	19.46
Other administrative expenses	(409)	(325)	(83)	25.61
Depreciation and amortisation	(109)	(77)	(32)	42.07
Net operating income	530	386	144	37.33
Net loan loss provisions	(77)	(123)	46	(37.62)
Other income	(76)	17	(93)	—
Income before taxes	377	280	97	34.59

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Retail Banking Brazil Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	258	283	269	263	263	288	358
Income from companies accounted for by the equity method	0	0	0	0	0	0	0
Net fees	108	106	122	124	122	138	149
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	367	389	391	387	385	426	507
Gains (losses) on financial transactions	17	12	(0)	22	45	57	95
Gross operating income	383	401	391	409	431	483	602
Income from non-financial services (net) and other operating income	1	2	(1)	1	2	(4)	(1)
General administrative expenses	(242)	(236)	(236)	(280)	(265)	(292)	(317)
Personnel	(130)	(128)	(131)	(167)	(145)	(150)	(170)
Other administrative expenses	(112)	(108)	(105)	(114)	(120)	(142)	(147)
Depreciation and amortisation	(24)	(25)	(27)	(33)	(35)	(33)	(41)
Net operating income	118	142	126	96	133	155	242
Net loan loss provisions	(42)	(30)	(51)	(50)	(23)	(20)	(34)
Other income	1	(2)	18	(31)	3	(30)	(50)
Income before taxes	77	110	93	15	114	105	159
Other information
Spread	18.78	17.91	17.91	17.63	17.49	17.06	17.83
Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71

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Retail Banking Brazil
Million dollars
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	1,147	992	155	15.60
Income from companies accounted for by the equity method	1	1	1	90.72
Net fees	515	412	103	24.99
Insurance activity	—	—	—	—
Commercial revenue	1,664	1,405	258	18.39
Gains (losses) on financial transactions	250	34	215	629.92
Gross operating income	1,913	1,439	474	32.92
Income from non-financial services (net) and other operating income	(5)	2	(7)	—
General administrative expenses	(1,102)	(875)	(227)	25.95
Personnel	(587)	(477)	(110)	23.06
Other administrative expenses	(515)	(398)	(117)	29.40
Depreciation and amortisation	(138)	(94)	(44)	46.36
Net operating income	669	473	196	41.48
Net loan loss provisions	(97)	(150)	54	(35.73)
Other income	(96)	21	(117)	—
Income before taxes	476	343	133	38.66

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Retail Banking Brazil
Million dollars
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	322	341	329	339	345	363	439
Income from companies accounted for by the equity method	0	0	0	0	0	1	0
Net fees	135	128	149	159	160	173	182
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	458	469	478	499	505	537	621
Gains (losses) on financial transactions	21	14	(0)	28	59	72	118
Gross operating income	479	483	478	527	565	610	739
Income from non-financial services (net) and other operating income	1	2	(1)	1	2	(5)	(2)
General administrative expenses	(302)	(284)	(289)	(360)	(347)	(368)	(387)
Personnel	(162)	(154)	(161)	(213)	(190)	(188)	(208)
Other administrative expenses	(140)	(130)	(128)	(146)	(157)	(179)	(179)
Depreciation and amortisation	(30)	(30)	(33)	(43)	(46)	(41)	(50)
Net operating income	148	171	154	125	174	195	299
Net loan loss provisions	(53)	(35)	(62)	(64)	(30)	(25)	(42)
Other income	1	(2)	22	(38)	5	(38)	(63)
Income before taxes	96	134	114	23	149	132	195

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Retail Banking Brazil
Million brazilian real
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	2,845	2,949	(104)	(3.53)
Income from companies accounted for by the equity method	3	2	1	59.17
Net fees	1,278	1,225	53	4.31
Insurance activity	—	—	—	—
Commercial revenue	4,126	4,176	(50)	(1.20)
Gains (losses) on financial transactions	619	102	518	509.15
Gross operating income	4,745	4,278	467	10.93
Income from non-financial services (net) and other operating income	(12)	7	(19)	—
General administrative expenses	(2,734)	(2,601)	(133)	5.11
Personnel	(1,455)	(1,417)	(38)	2.70
Other administrative expenses	(1,278)	(1,184)	(95)	7.99
Depreciation and amortisation	(341)	(279)	(62)	22.14
Net operating income	1,659	1,405	254	18.07
Net loan loss provisions	(240)	(447)	207	(46.37)
Other income	(239)	62	(301)	—
Income before taxes	1,180	1,020	160	15.72

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Retail Banking Brazil
Million brazilian real
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	934	1,036	979	948	918	896	1,031
Income from companies accounted for by the equity method	0	0	1	1	0	2	1
Net fees	392	389	443	447	427	428	423
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	1,327	1,426	1,423	1,397	1,345	1,326	1,454
Gains (losses) on financial transactions	60	43	(1)	80	158	180	281
Gross operating income	1,387	1,469	1,422	1,477	1,504	1,506	1,735
Income from non-financial services (net) and other operating income	4	8	(4)	2	6	(14)	(4)
General administrative expenses	(875)	(866)	(859)	(1,014)	(924)	(907)	(902)
Personnel	(469)	(470)	(478)	(603)	(507)	(463)	(485)
Other administrative expenses	(406)	(396)	(381)	(410)	(418)	(444)	(417)
Depreciation and amortisation	(88)	(92)	(99)	(121)	(122)	(102)	(118)
Net operating income	428	518	459	345	464	483	712
Net loan loss provisions	(154)	(108)	(185)	(180)	(79)	(62)	(99)
Other income	4	(6)	64	(112)	12	(98)	(153)
Income before taxes	278	403	338	53	397	323	460

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Retail Banking Mexico
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	673	547	126	23.00
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	241	222	19	8.60
Insurance activity	—	—	—	—
Commercial revenue	914	769	145	18.85
Gains (losses) on financial transactions	(11)	2	(13)	—
Gross operating income	903	770	132	17.18
Income from non-financial services (net) and other operating income	(35)	(21)	(14)	67.51
General administrative expenses	(496)	(425)	(71)	16.60
Personnel	(239)	(219)	(20)	9.24
Other administrative expenses	(257)	(206)	(50)	24.41
Depreciation and amortisation	(40)	(39)	(1)	3.53
Net operating income	331	285	46	16.18
Net loan loss provisions	(28)	(29)	0	(1.61)
Other income	(38)	(3)	(35)	—
Income before taxes	265	254	11	4.38

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Retail Banking Mexico
Million euros
	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	173	178	197	206	200	228	244
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—	—
Net fees	62	82	77	77	77	83	81
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	235	260	274	283	277	311	325
Gains (losses) on financial transactions	12	3	(13)	(13)	8	(23)	5
Gross operating income	246	263	261	270	285	288	330
Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(10)	(11)	(13)
General administrative expenses	(148)	(134)	(143)	(157)	(151)	(170)	(175)
Personnel	(73)	(73)	(73)	(73)	(76)	(83)	(81)
Other administrative expenses	(75)	(61)	(70)	(84)	(75)	(87)	(95)
Depreciation and amortisation	(12)	(13)	(14)	(8)	(12)	(14)	(14)
Net operating income	79	108	98	97	111	93	127
Net loan loss provisions	(11)	(8)	(10)	21	(10)	(10)	(9)
Other income	4	4	(10)	(10)	(11)	1	(28)
Income before taxes	72	104	77	108	90	85	90
Other information
Spread	8.33	8.73	9.38	10.24	10.87	11.30	11.06
Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72

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Retail Banking Mexico
Million dollars
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	849	670	179	26.71
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	304	271	32	11.88
Insurance activity	—	—	—	—
Commercial revenue	1,153	941	211	22.44
Gains (losses) on financial transactions	(14)	2	(16)	—
Gross operating income	1,139	944	195	20.71
Income from non-financial services (net) and other operating income	(44)	(26)	(19)	72.56
General administrative expenses	(626)	(521)	(105)	20.13
Personnel	(302)	(268)	(34)	12.54
Other administrative expenses	(324)	(253)	(71)	28.17
Depreciation and amortisation	(51)	(48)	(3)	6.65
Net operating income	418	349	69	19.69
Net loan loss provisions	(36)	(35)	(0)	1.37
Other income	(48)	(3)	(45)	—
Income before taxes	334	311	23	7.53

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Retail Banking Mexico
Million dollars
	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	215	214	241	264	263	288	298
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)
Net fees	78	99	94	99	101	104	98
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	293	313	335	363	364	393	396
Gains (losses) on financial transactions	15	4	(16)	(16)	10	(30)	6
Gross operating income	308	317	319	347	374	362	403
Income from non-financial services (net) and other operating income	(9)	(9)	(8)	(10)	(14)	(14)	(16)
General administrative expenses	(185)	(161)	(175)	(202)	(198)	(214)	(213)
Personnel	(91)	(87)	(90)	(95)	(100)	(104)	(98)
Other administrative expenses	(94)	(74)	(85)	(107)	(99)	(110)	(116)
Depreciation and amortisation	(15)	(16)	(17)	(10)	(16)	(17)	(18)
Net operating income	99	131	120	125	146	117	155
Net loan loss provisions	(13)	(9)	(13)	26	(13)	(12)	(11)
Other income	5	4	(12)	(13)	(15)	1	(35)
Income before taxes	90	126	94	138	119	106	109

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Retail Banking Mexico
Million new mexican peso
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	9,289	7,558	1,731	22.90
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	3,321	3,060	261	8.52
Insurance activity	—	—	—	—
Commercial revenue	12,610	10,618	1,992	18.76
Gains (losses) on financial transactions	(150)	24	(173)	—
Gross operating income	12,460	10,642	1,818	17.09
Income from non-financial services (net) and other operating income	(486)	(290)	(195)	67.38
General administrative expenses	(6,846)	(5,876)	(970)	16.51
Personnel	(3,300)	(3,023)	(277)	9.15
Other administrative expenses	(3,546)	(2,853)	(694)	24.32
Depreciation and amortisation	(555)	(536)	(18)	3.45
Net operating income	4,574	3,940	634	16.09
Net loan loss provisions	(391)	(398)	7	(1.68)
Other income	(527)	(37)	(490)	—
Income before taxes	3,656	3,505	151	4.30

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Retail Banking Mexico
Million new mexican peso
	Q1 ' 04	Q2 ' 04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	2,368	2,435	2,754	2,990	2,938	3,159	3,191
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)	(0)
Net fees	853	1,127	1,080	1,123	1,127	1,144	1,050
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	3,221	3,563	3,834	4,113	4,065	4,304	4,241
Gains (losses) on financial transactions	160	43	(179)	(184)	116	(336)	70
Gross operating income	3,381	3,606	3,655	3,929	4,181	3,968	4,311
Income from non-financial services (net) and other operating income	(96)	(99)	(95)	(114)	(153)	(155)	(177)
General administrative expenses	(2,037)	(1,838)	(2,001)	(2,282)	(2,216)	(2,347)	(2,283)
Personnel	(1,000)	(995)	(1,028)	(1,071)	(1,113)	(1,142)	(1,046)
Other administrative expenses	(1,036)	(843)	(974)	(1,211)	(1,103)	(1,206)	(1,237)
Depreciation and amortisation	(163)	(184)	(189)	(118)	(178)	(188)	(189)
Net operating income	1,085	1,486	1,369	1,414	1,634	1,277	1,663
Net loan loss provisions	(148)	(103)	(147)	293	(146)	(132)	(113)
Other income	51	51	(139)	(146)	(162)	17	(381)
Income before taxes	989	1,433	1,084	1,561	1,326	1,162	1,168

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Retail Banking Chile
Million euros
			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	505	407	98	24.07
Income from companies accounted for by the equity method	0	1	(0)	(45.05)
Net fees	144	112	32	28.34
Insurance activity	—	—	—	—
Commercial revenue	649	520	129	24.89
Gains (losses) on financial transactions	1	(4)	5	—
Gross operating income	650	515	134	26.07
Income from non-financial services (net) and other operating income	(3)	(4)	1	(21.27)
General administrative expenses	(284)	(261)	(23)	8.67
Personnel	(173)	(157)	(16)	10.28
Other administrative expenses	(111)	(104)	(7)	6.24
Depreciation and amortisation	(31)	(40)	9	(23.22)
Net operating income	332	210	122	57.97
Net loan loss provisions	(74)	(52)	(22)	41.33
Other income	(25)	(17)	(8)	47.38
Income before taxes	233	141	92	65.42

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Retail Banking Chile
Million euros

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	120	145	142	153	130	177	197
Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0	0
Net fees	35	39	38	42	41	45	58
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	156	184	180	194	171	223	255
Gains (losses) on financial transactions	(4)	(0)	0	(1)	13	3	(15)
Gross operating income	151	184	181	193	184	226	240
Income from non-financial services (net) and other operating income	(1)	(1)	(1)	(1)	(0)	(1)	(2)
General administrative expenses	(85)	(87)	(89)	(62)	(84)	(93)	(107)
Personnel	(51)	(53)	(53)	(46)	(50)	(60)	(63)
Other administrative expenses	(34)	(34)	(36)	(16)	(34)	(32)	(44)
Depreciation and amortisation	(14)	(14)	(12)	(12)	(9)	(10)	(12)
Net operating income	51	81	78	118	91	122	119
Net loan loss provisions	(12)	(27)	(12)	(20)	(23)	(19)	(32)
Other income	(9)	(2)	(6)	(41)	(3)	(17)	(5)
Income before taxes	30	52	60	57	66	86	82
Other information
Spread	6.02	5.85	5.87	5.72	5.79	6.01	5.87
Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98

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Retail Banking Chile
Million dollars

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	637	498	139	27.82
Income from companies accounted for by the equity method	1	1	(0)	(43.39)
Net fees	181	137	44	32.22
Insurance activity	—	—	—	—
Commercial revenue	819	636	182	28.66
Gains (losses) on financial transactions	1	(5)	6	—
Gross operating income	820	631	189	29.87
Income from non-financial services (net) and other operating income	(4)	(5)	1	(18.90)
General administrative expenses	(358)	(320)	(38)	11.95
Personnel	(218)	(192)	(26)	13.61
Other administrative expenses	(140)	(128)	(12)	9.45
Depreciation and amortisation	(39)	(49)	10	(20.90)
Net operating income	419	258	162	62.74
Net loan loss provisions	(93)	(64)	(29)	45.60
Other income	(32)	(21)	(11)	51.83
Income before taxes	294	173	122	70.41

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Retail Banking Chile
Million dollars

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	150	175	173	196	170	225	242
Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0	0
Net fees	44	46	46	54	54	57	71
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	194	222	220	249	225	282	313
Gains (losses) on financial transactions	(5)	(0)	0	(1)	17	3	(19)
Gross operating income	189	222	221	248	242	285	293
Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(2)	(2)
General administrative expenses	(107)	(105)	(108)	(81)	(110)	(117)	(131)
Personnel	(64)	(64)	(64)	(60)	(65)	(76)	(77)
Other administrative expenses	(43)	(41)	(44)	(21)	(45)	(41)	(54)
Depreciation and amortisation	(17)	(17)	(15)	(16)	(12)	(12)	(15)
Net operating income	64	98	95	150	119	154	146
Net loan loss provisions	(15)	(33)	(15)	(26)	(30)	(24)	(39)
Other income	(11)	(2)	(7)	(52)	(3)	(22)	(6)
Income before taxes	37	63	73	73	86	108	100

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Retail Banking Chile
Million chilean peso

			Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	362,679	306,401	56,277	18.37
Income from companies accounted for by the equity method	303	578	(275)	(47.58)
Net fees	103,289	84,358	18,931	22.44
Insurance activity	—	—	—	—
Commercial revenue	466,271	391,338	74,933	19.15
Gains (losses) on financial transactions	722	(3,053)	3,775	—
Gross operating income	466,993	388,284	78,708	20.27
Income from non-financial services (net) and other operating income	(2,265)	(3,016)	751	(24.89)
General administrative expenses	(203,864)	(196,640)	(7,224)	3.67
Personnel	(124,189)	(118,035)	(6,154)	5.21
Other administrative expenses	(79,674)	(78,605)	(1,069)	1.36
Depreciation and amortisation	(22,147)	(30,234)	8,088	(26.75)
Net operating income	238,717	158,394	80,323	50.71
Net loan loss provisions	(53,070)	(39,360)	(13,711)	34.83
Other income	(18,033)	(12,826)	(5,207)	40.60
Income before taxes	167,614	106,209	61,405	57.82

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Retail Banking Chile
Million chilean peso

	Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	88,245	109,466	108,691	117,061	98,579	130,404	133,696
Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93	(1)
Net fees	26,073	29,175	29,110	31,910	31,097	33,038	39,154
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	114,304	138,881	138,152	148,746	129,888	163,534	172,848
Gains (losses) on financial transactions	(3,059)	(199)	205	(578)	9,972	2,039	(11,289)
Gross operating income	111,245	138,682	138,357	148,169	139,859	165,574	161,559
Income from non-financial services (net) and other operating income	(988)	(939)	(1,089)	(671)	(4)	(1,101)	(1,161)
General administrative expenses	(62,738)	(65,959)	(67,942)	(47,998)	(63,884)	(67,783)	(72,197)
Personnel	(37,476)	(40,092)	(40,467)	(35,692)	(37,732)	(44,177)	(42,280)
Other administrative expenses	(25,262)	(25,867)	(27,475)	(12,305)	(26,151)	(23,606)	(29,917)
Depreciation and amortisation	(10,016)	(10,667)	(9,553)	(9,290)	(7,002)	(7,103)	(8,042)
Net operating income	37,503	61,117	59,774	90,210	68,970	89,587	80,160
Net loan loss provisions	(9,095)	(20,636)	(9,629)	(15,398)	(17,230)	(13,932)	(21,909)
Other income	(6,596)	(1,638)	(4,591)	(31,347)	(1,922)	(12,763)	(3,348)
Income before taxes	21,812	38,843	45,554	43,465	49,819	62,892	54,902

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Asset Management and Insurance
Million euros

	Jan.-Sep. 05		Jan.-Sep. 04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	(91)	17	12	5	42.56	(103)	—
Income from companies accounted for by the equity method	—	—	(5)	5	(100.00)	5	(100.00)
Net fees	471	379	338	41	11.98	133	39.29
Insurance activity	611	169	120	48	40.21	491	408.05
Commercial revenue	992	565	466	99	21.18	526	112.74
Gains (losses) on financial transactions	28	26	8	18	242.71	20	266.98
Gross operating income	1,019	591	474	117	24.69	546	115.19
Income from non-financial services (net) and other operating income	0	0	1	(1)	(85.16)	(1)	(85.16)
General administrative expenses	(463)	(196)	(184)	(12)	6.33	(279)	151.32
Personnel	(221)	(115)	(112)	(3)	3.07	(109)	97.23
Other administrative expenses	(242)	(80)	(72)	(8)	11.38	(170)	235.38
Depreciation and amortisation	(15)	(13)	(12)	(1)	5.41	(2)	19.76
Net operating income	542	382	278	104	37.41	264	94.92
Net loan loss provisions	(0)	(0)	1	(1)	—	(1)	—
Other income	4	4	(1)	5	—	5	—
Income before taxes	546	387	279	108	38.68	268	95.99

	30.09.05		30.09.04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Business volumes
Total assets	8,496	8,496	6,594	1,902	28.85	1,902	28.85
Loans and credits	251	251	405	(155)	(38.15)	(155)	(38.15)
Customer deposits	18	18	23	(5)	(22.62)	(5)	(22.62)

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Asset Management and Insurance
Million euros
	Q1 ' 04	Q2 '04	Q3 '04	Q4 '04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	3	4	5	5	(18)	(15)	(58)
Income from companies accounted for by the equity method	—	(5)	0	(0)	—	—	—
Net fees	109	115	114	114	141	149	181
Insurance activity	32	46	42	44	214	184	213
Commercial revenue	145	161	160	163	337	318	336
Gains (losses) on financial transactions	3	0	4	4	14	9	5
Gross operating income	148	161	164	167	352	327	341
Income from non-financial services (net) and other operating income	(0)	2	(1)	0	0	(0)	0
General administrative expenses	(58)	(62)	(64)	(66)	(138)	(161)	(163)
Personnel	(36)	(38)	(38)	(39)	(65)	(73)	(82)
Other administrative expenses	(22)	(24)	(26)	(27)	(73)	(88)	(81)
Depreciation and amortisation	(4)	(5)	(3)	(4)	(5)	(4)	(6)
Net operating income	86	97	95	97	208	162	172
Net loan loss provisions	(1)	2	1	0	(4)	4	0
Other income	1	(2)	1	(5)	9	1	(5)
Income before taxes	85	97	97	92	213	166	168

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Business volumes
Total assets	10,285	6,251	6,594	6,957	7,266	8,087	8,496
Loans and credits	1,116	374	405	476	369	249	251
Customer deposits	20	20	23	36	24	23	18

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Global Wholesale Banking
Million euros
		Variation

	Jan.-Sep. 05	Jan.-Sep. 04	Amount	%
Income statement
Net interest income	454	529	(74)	(14.04)
Income from companies accounted for by the equity method	—	0	(0)	(100.00)
Net fees	343	294	50	17.01
Insurance activity	—	—	—	—
Commercial revenue	798	822	(24)	(2.95)
Gains (losses) on financial transactions	500	402	98	24.31
Gross operating income	1,298	1,224	74	6.01
Income from non-financial services (net) and other operating income	(15)	(17)	2	(10.82)
General administrative expenses	(396)	(353)	(43)	12.23
Personnel	(244)	(215)	(29)	13.28
Other administrative expenses	(153)	(138)	(15)	10.59
Depreciation and amortisation	(39)	(38)	(1)	2.65
Net operating income	848	816	31	3.83
Net loan loss provisions	1	(144)	145	—
Other income	11	2	10	643.72
Income before taxes	859	674	186	27.60

			Variation

	30.09.05	30.09.04	Amount	%
Business volumes
Total assets	137,306	131,632	5,674	4.31
Loans and credits	26,989	28,501	(1,512)	(5.30)
Customer deposits	35,844	31,339	4,506	14.38

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Global Wholesale Banking
Million euros
	Q1 ' 04	Q2 ' 04	Q3 ' 04	Q4 ' 04	Q1 '05	Q2 '05	Q3 '05
Income statement
Net interest income	196	162	171	148	173	129	152
Income from companies accounted for by the equity method	—	0	0	0	1	(1)	—
Net fees	103	102	89	99	103	120	120
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	298	264	260	247	278	248	273
Gains (losses) on financial transactions	164	111	127	125	145	261	94
Gross operating income	463	375	387	372	423	509	367
Income from non-financial services (net) and other operating income	(5)	(6)	(6)	(6)	(6)	(2)	(7)
General administrative expenses	(115)	(119)	(119)	(132)	(127)	(133)	(136)
Personnel	(71)	(72)	(73)	(84)	(78)	(83)	(83)
Other administrative expenses	(44)	(47)	(46)	(49)	(50)	(50)	(53)
Depreciation and amortisation	(13)	(12)	(12)	(13)	(12)	(14)	(13)
Net operating income	329	238	250	221	277	360	210
Net loan loss provisions	(34)	(41)	(70)	(19)	(21)	22	(1)
Other income	(5)	6	0	1	8	(4)	8
Income before taxes	290	203	181	204	265	378	217

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05
Business volumes
Total assets	121,385	126,879	131,632	138,984	136,300	137,825	137,306
Loans and credits	30,922	29,895	28,501	28,764	27,704	28,232	26,989
Customer deposits	33,997	34,118	31,339	38,866	41,332	33,787	35,844

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NPL ratio
%

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Continental Europe	0.88	0.83	0.82	0.83	0.86	0.81	0.79
Santander Central Hispano Netwok	0.70	0.64	0.62	0.60	0.60	0.59	0.59
Banesto	0.69	0.65	0.64	0.64	0.57	0.54	0.49
Santander Consumer	2.04	2.05	2.24	2.37	2.44	2.25	2.35
Portugal	1.47	1.30	1.12	1.38	1.68	1.38	1.15
United Kingdom (Abbey)				0.70	0.84	0.80	0.74

Latin America	3.20	3.20	2.99	2.95	2.73	2.17	1.95
Brazil	2.67	2.38	2.08	2.85	2.70	2.89	2.92
Mexico	1.36	1.27	1.23	1.28	0.89	0.89	0.85
Chile	4.00	3.66	3.36	3.54	3.42	2.98	2.45
Operating Areas	1.26	1.21	1.17	0.99	1.04	0.96	0.90

Spain	0.73	0.67	0.66	0.64	0.61	0.59	0.58

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NPL coverage
%

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05	30.09.05

Continental Europe	196.30	213.46	224.42	227.03	226.82	242.35	246.95
Santander Central Hispano Netwok	193.52	224.89	245.78	268.47	267.12	274.52	284.78
Banesto	273.18	284.00	283.73	273.16	336.68	349.50	380.09
Santander Consumer	131.27	134.48	128.24	124.82	127.23	128.63	124.66
Portugal	156.49	172.70	204.78	205.28	182.44	216.93	244.38
United Kingdom (Abbey)				91.39	71.81	73.73	70.69

Latin America	140.36	143.89	150.02	152.36	160.15	180.81	183.16
Brazil	213.06	222.68	237.13	188.17	188.11	164.62	147.80
Mexico	242.74	255.41	253.30	213.46	290.07	286.56	280.50
Chile	109.51	114.41	124.41	126.84	130.95	141.12	160.75
Operating Areas	173.30	183.80	193.48	167.99	160.69	173.54	174.31

Spain	212.59	237.55	253.41	262.52	284.35	302.44	311.60

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Spreads loans and deposits
%

	Q1 ' 04	Q2 ' 04	Q3 '04	Q4 ' 04	Q1 ' 05	Q2 '05	Q3 ' 05

Santander Central Hispano Network
Spread loans	1.94	1.90	1.75	1.63	1.58	1.61	1.59
Spread deposits	1.35	1.37	1.39	1.38	1.40	1.39	1.36
SUM	3.29	3.27	3.14	3.01	2.98	3.00	2.95

Retail Banking Banesto
Spread loans	2.03	1.88	1.79	1.70	1.74	1.70	1.65
Spread deposits	1.32	1.29	1.29	1.26	1.16	1.14	1.12
SUM	3.35	3.17	3.08	2.96	2.90	2.84	2.77

Santander Consumer
Spread loans	4.81	4.82	4.77	4.62	4.59	4.59	4.68

Retail Banking Portugal
Spread loans	2.29	2.18	2.10	2.06	2.04	2.02	1.94
Spread deposits	1.25	1.21	1.19	1.22	1.22	1.23	1.20
SUM	3.54	3.39	3.29	3.28	3.26	3.25	3.14

Retail Banking Brazil
Spread loans	16.04	15.35	15.25	14.80	14.68	14.15	15.12
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.91	2.71
SUM	18.78	17.91	17.91	17.63	17.49	17.06	17.83

Retail Banking Mexico
Spread loans	5.56	5.79	6.12	6.49	6.85	7.40	7.34
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90	3.72
SUM	8.33	8.73	9.38	10.24	10.87	11.30	11.06

Retail Banking Chile
Spread loans	5.15	4.95	4.94	4.76	4.73	5.01	4.89
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00	0.98
SUM	6.02	5.85	5.87	5.72	5.79	6.01	5.87

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Risk-weighted assets
Million euros
	31.03.05	30.06.05	30.09.05

Continental Europe	187,353	200,360	202,340
Santander Central Hispano Network	69,944	71,968	74,609
Banesto	44,254	49,491	49,251
Santander Consumer	24,875	26,890	27,795
Portugal	22,156	21,569	22,320

United Kingdom (Abbey)	92,025	92,903	102,634

Latin America	42,977	51,521	52,076
Brazil	10,025	14,186	13,606
Mexico	10,143	12,453	11,237
Chile	10,460	11,858	12,997
Operating Areas	322,356	344,784	357,051

Financial management and equity stakes	36,478	39,644	44,120

Total	358,834	384,428	401,171

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 28, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President